As filed with the Securities and Exchange Commission on March 23, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

National American University Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8200	83-0479936
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5301 S. Highway 16, Suite 200

Rapid City, SD 57701

(605) 721-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices).

Samuel D. Kerr, Esq.

Provost, General Counsel and Secretary

National American University Holdings, Inc.

5301 S. Highway 16, Suite 200

Rapid City, SD 57701

(605) 721-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service).

With Copies to:

Mark D. Williamson, Esq.	Carter Strong, Esq.
Jeffrey C. Anderson, Esq.	Jeffrey E. Jordan, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.	Arent Fox LLP
80 South Eighth Street, Suite 500	1050 Connecticut Avenue, NW
Minneapolis, MN 55402	Washington, D.C. 20036-5339
Telephone: (612) 632-3000	Telephone: (202) 857-6000
Fax: (612) 632-4444	Fax: (202) 857-6395

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer: ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	8,050,000	$10.00	$80,500,000	$5,740

(1)	Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the bid and asked price as reported on the Over-the-Counter Bulletin Board on March 17, 2010.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2010

PRELIMINARY PROSPECTUS

7,000,000 Shares

Common Stock

We are selling 3,500,000 shares of common stock and selling stockholders are selling 3,500,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The underwriters may also purchase up to an additional 1,050,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of the final prospectus to cover over-allotments of shares.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “NAUH.” The last reported sale price of the common stock on March 19, 2010, was $10.00 per share. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “NAUH.”

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

The underwriters expect to deliver the common stock to purchasers on or about                    , 2010, subject to customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus	William Blair & Company
Sole Bookrunner	Co-Lead Manager

Signal Hill

Co-Manager

March     , 2010

You should only rely on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

This summary highlights material information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that is important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing our common stock discussed under the “Risk Factors” section and our consolidated financial statements and related notes. Unless the context otherwise requires, the terms “we,” “us,” “our” and the “Company” refer to National American University Holdings, Inc. and its wholly owned subsidiary, Dlorah, Inc., which owns and operates National American University, sometimes referred to as “NAU” or the “university.” Certain figures in this prospectus may not total due to rounding adjustments.

We are a regionally accredited, for-profit, multi-campus institution of higher learning founded in 1941. We offer academic programs to our students through campus-based and online instruction. We provide Associate, Bachelor’s and Master’s degree programs in business-related disciplines, such as accounting, applied management, business administration and information technology, and in healthcare-related disciplines, such as nursing and healthcare management. Currently, our students may choose from 38 different degree and diploma programs. Our performance-based curricula is designed to enable students to gain the foundational knowledge, professional competencies and demonstrable skills required to be successful in their chosen fields. We currently operate 18 educational sites, which are located in Colorado, Kansas, Minnesota, Missouri, New Mexico, South Dakota and Texas, and offer academic programs online via the Internet on a national and international basis. We have increased our enrollment from approximately 5,800 students as of March 1, 2009, to approximately 8,000 students as of March 1, 2010, representing an annual growth rate of approximately 39%, while maintaining our academic standards. As of March 1, 2010, we had approximately 1,000 part-time and full-time faculty and staff.

We focus on recruiting and educating working adults and other non-traditional students. As of March 1, 2010, the average age of our students was approximately 33 years. We believe that these students have a greater recognition of the benefits of post-secondary education. In our experience, working adults and other non-traditional students generally have higher persistence and completion rates than traditional post-secondary students.

During our more than 69-year operating history, we have revised, enhanced and expanded our academic programs and increased the number of our educational sites. We began offering academic degree and diploma programs online in 1998. Working adults and other non-traditional students are attracted to the flexibility of our online programs and the convenience of our hybrid learning centers. These centers, utilizing small physical facilities in strategic geographic areas, allow our students to meet face-to-face with staff for assistance with their educational choices and related services while completing the majority of their coursework online. Because they have a physical location, the hybrid learning centers are attractive to working adults and other non-traditional students, who may be hesitant to complete their educational programs exclusively online.

We also have utilized our experience in developing academic programs, curricula and online course delivery technology to create affiliations with other post-secondary educational institutions in the United States and in other countries, through our “Best of Both Worlds — Instructional Delivery Platform™” program. Under these affiliations, we provide our curricula, faculty, consulting and technology services to other institutions to enable them to deliver academic programs online.

In 1985, NAU received approval from the Higher Learning Commission of the North Central Association of Colleges and Schools, or the Higher Learning Commission, for its then existing Bachelor’s degree programs. Since then, NAU has received Higher Learning Commission approval of additional educational sites and new graduate degree programs as well as online delivery. NAU also has received certification from other specialized accrediting organizations, many of which are in business, healthcare and other professional fields. Since the 1970s, NAU has been certified to participate in the federal student financial aid programs under Title IV of the Higher Education Act administered by the Department of Education.

We recently have experienced significant revenue growth, with revenue increasing to $62.6 million for the fiscal year ended May 31, 2009, up 27% from $49.5 million for the fiscal year ended May 31, 2008. In addition, our revenue for the six months ended November 30, 2009, was $40.7 million, an increase of 47% over the same period of the prior fiscal year of $27.7 million. Income before non-controlling interest and taxes grew to $4.9 million for the fiscal year ended May 31, 2009, as compared to a loss of $0.6 million for the fiscal year ended May 31, 2008. Income before non-controlling interest and taxes grew to $8.4 million for the six months ended November 30, 2009, up from $1.5 million for the same period in the previous year. Also, we historically have generated strong cash flow due to the timely payment of our students’ tuition and fees. In fiscal year 2009, we generated cash flows from operations of $9.2 million.

Industry Overview

We believe the post-secondary education market in the United States presents a large and growing opportunity. Based on a March 2009 report by the U.S. Department of Education’s National Center for Education Statistics, or NCES, revenue of post-secondary degree-granting educational institutions was nearly $400 billion in the 2005-2006 academic year. In the same report, the number of students enrolled in post-secondary institutions was 18.2 million in 2007 and is projected to increase to 20.1 million by 2017.

We believe there are a number of factors contributing to the long-term growth of the post-secondary education industry, including:

•

the projected growth rate for total job openings from 2006 to 2016 for occupations that require post-secondary education is over 15%, nearly double the growth rate for occupations that do not require post-secondary education, according to the U.S. Department of Labor — Bureau of Labor Statistics;

•

the median weekly earnings for individuals aged 25 years and older with a Bachelor’s degree was approximately 58% higher than for high school graduates of the same age with no college experience, according to the U.S. Census Bureau as of 2008;

•

as of 2008, approximately 61 million working adults in the United States did not have more than a high school education and approximately 33 million working adults in the United States had some college experience but no degree, according to the U.S. Department of Labor — Bureau of Labor Statistics; and

•	the availability of government and private financial aid in various forms, including loan guarantees, grants and tax benefits for post-secondary students.

We believe that for-profit educational institutions may capture an increasing share of the growing demand for post-secondary education because of their ability to offer night, weekend and online classes. For-profit educational institutions also generally do not face certain limitations that may prevent non-profit educational institutions from expanding their offerings, such as state funding challenges, significant research expenditures and the professor tenure systems. Further, non-profit institutions may limit enrollments. As a result, we believe that for-profit, post-secondary education providers have an opportunity to significantly increase enrollment due to the increasing demand for post-secondary education. According to the NCES, the number of students at for-profit, degree-granting institutions grew at an average annual rate of 13.7% from 1997 to 2007, compared to 2.3% growth for all degree-granting institutions over the same period.

We believe the market for online education will continue to grow in the future. According to Eduventures Inc., a leading information services company for the education market, online education programs were estimated to serve approximately 2.1 million students in 2009. Eduventures forecasts that online enrollment will continue to grow, reaching 2.9 million students by 2011 and 4.0 million students by 2014, representing a compounded annual growth rate of 13.2% for the period from 2009 through 2014.

Competitive Strengths

We believe the following are competitive strengths:

Our hybrid learning centers allow for greater leverage of assets. Our hybrid learning centers provide students with the convenience of face-to-face interaction with local staff to assist them with their education planning. In addition, these centers provide an opportunity for students to take certain courses at our educational sites while taking the majority of their classes online. This provides students with a more flexible class experience and us with an opportunity to further leverage our fixed assets.

Our nursing and allied health programs. We have developed well recognized nursing and allied health programs that provide students with an opportunity to obtain a professional degree in a healthcare field. We continue to expand these programs and have applied for approval of new nursing programs in New Mexico and Texas. Our nursing programs include an Associate of Science Nursing Mobility program, Associate of Science Nursing, Bachelor of Science Nursing, Online Registered Nurse to Bachelor of Science Nursing program and Master of Science Nursing.

Our academic and regulatory excellence. We are regionally accredited through the Higher Learning Commission and are a member of the North Central Association of Colleges and Schools. In addition, many of our programs maintain specialized (or programmatic) accreditation, including accreditation from the National League of Nursing Accrediting Commission and the International Assembly for Collegiate Business Education.

Our educational affiliations. We have developed significant expertise in curricula and technology related to online education. We have been successful in leveraging this knowledge by establishing a number of affiliations with other educational institutions. Through these relationships, we provide curricula, faculty, consulting and technology services to the other institutions. We believe these affiliations offer significant opportunities for revenue diversification, asset leverage and revenue growth.

Our commitment to high demand, career-oriented programs. We focus on offering educational programs to meet the needs of employers. Our programs are designed to help our students achieve their career objectives in a competitive job market. Our programs are taught by qualified faculty members, who often have practical experience in their respective fields, offering students their “real-world experience” perspectives.

Our focus on individual attention to students. We provide individualized support and guidance to our students, including a combination of online and on-site administrative, financial aid, library, career and technology support to help maximize the success of our students. We also provide our students with assistance in obtaining post-graduation employment.

Our focus on flexible coursework, degrees and diplomas. We provide our students with numerous program offerings and flexible scheduling to meet the needs of working adults and other non-traditional students. We offer day, evening and weekend classes and have numerous online degree and diploma programs.

Our experienced executive management team with strong operating history. We have a strong management team with extensive experience in the operation of post-secondary education institutions. Our president, Dr. Jerry Gallentine, has worked in the education industry for over 44 years. Our chief executive officer, Dr. Ronald Shape, began his career with us in 1991, and Dr. Samuel Kerr, our provost and general counsel, has been in the education industry in various capacities since 1983.

Growth Strategies

We intend to pursue the following growth strategies:

Expand academic program offerings. We will continue developing and offering new physical and online programs that have attractive characteristics. We have been able to address students’ specific educational objectives and expand NAU’s program offerings with only modest incremental investment by building new programs on existing programs and incorporating additional specialized courses. For example, in 2008 and 2009 NAU introduced a criminal justice program and healthcare coding program, respectively.

Increase our online academic program offering. We will continue leveraging our physical assets by encouraging existing and new students to use online services. Increasing the use of our online services creates additional capacity in our physical facilities, enabling us to maximize enrollment.

Expand hybrid learning centers. We will continue expanding the number of hybrid learning centers to better meet the needs of existing students as well as to reach new student populations in strategic geographic locations.

Increase enrollment in existing programs. We will continue focusing on increasing enrollment in our core academic programs by refining our marketing and recruiting efforts to identify and enroll students seeking careers in the academic programs we offer. We also will continue focusing on retaining students and helping them complete the coursework necessary to accomplish their educational goals.

Continue to expand our physical presence. We will continue expanding the number of educational sites and increasing the overall size of our educational sites, as needed, to support growing academic programs, such as nursing.

Further enhance brand recognition. We will seek to increase our name and brand recognition by continuing to use online and other marketing campaigns, establishing strategic brand relationships with recognized industry leaders and developing complementary resources in our core programs.

Expand relationships with private sector and government employers. We will seek additional relationships with health-care systems, businesses and other employers, including governmental and military employers, through which we can market our program offerings to their respective employees. These relationships provide enrollment opportunities for our programs, build recognition among employers in our core disciplines, and enable us to identify new degree and diploma programs that are in demand by students and employers.

Leverage infrastructure. We will continue making significant investments in our people, processes and technology infrastructure. We believe these investments have prepared us to deliver our academic programs to a larger student population with only modest incremental investment. NAU’s current infrastructure is capable of supporting a larger number of admissions representatives, and we intend to expand this group to further support our continued enrollment growth.

Continue to expand our educational affiliations. We will continue expanding the number of affiliations we have with other educational institutions for which we provide online program services. These programs meet a substantial need of our affiliates while providing us with additional sources of revenue.

Pursue strategic acquisitions. We will consider acquisitions of educational institutions with the potential for program replication, new areas of study, new markets with attractive growth opportunities, further expansion of our online delivery capability or advanced degree programs.

Risk Factors

Our business is subject to numerous risks. See “Risk Factors” beginning on page 9. In particular, our business would be adversely affected if:

•

we fail to comply with the extensive regulatory framework applicable to us and our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting agency requirements, which requirements are subject to significant changes from time to time;

•	we are unable to continue developing awareness among, recruiting or retaining students;

•	we experience damage to our reputation, or other adverse effects, in connection with any compliance audit, regulatory action, negative publicity or service disruption;

•	we are unable to develop new programs or expand our existing programs in a timely and cost-effective manner;

•	we are unable to compete successfully with the numerous for-profit and non-profit educational institutions providing services to working adults and other non-traditional students; or

•	we are adversely affected by the other risks described in “Risk Factors.”

Corporate Information

National American University Holdings, Inc., formerly known as Camden Learning Corporation, was organized under the laws of the State of Delaware on April 10, 2007. On November 23, 2009, as the result of a merger transaction, or transaction, with Dlorah, Inc., or Dlorah, a South Dakota corporation, which owns and operates National American University, Dlorah became our wholly owned subsidiary. We conduct substantially all of our business and generate all of our revenue through Dlorah. Our primary business is the university, which generated 97% of our revenue in fiscal year 2009. We also have multi-family residential real estate operations in Rapid City, South Dakota, which generated 3% of our revenue in fiscal year 2009. Our principal executive offices are located at 5301 S. Highway 16, Suite 200, Rapid City, South Dakota, 57701, and our main telephone number at that address is (605) 721-5200. Our website is www.national.edu. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Accreditation

National American University is accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools and is a member of the North Central Association of Colleges and Schools, 30 N. LaSalle, Suite 2400, Chicago, Illinois 60602-2504; telephone (312) 263-0456; website www.ncahlc.org. The information on, or accessible through, the website of the Higher Learning Commission and the North Central Association of Colleges and Schools does not constitute part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	3,500,000 shares (or 4,550,000 shares if the underwriters exercise their over-allotment option in full)

Common stock offered by selling

stockholders	3,500,000 shares

Total offering	7,000,000 shares (or 8,050,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding

immediately after this offering	25,317,653 shares (or 26,367,653 shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ after deducting the estimated offering expenses and the underwriting discounts and commissions. We will use the net proceeds to retire debt, to pay a special dividend to our existing stockholders, for growth initiatives (including academic programs and services for students and faculty, and expansion of our educational sites) and for general corporate purposes. We will not receive any proceeds from the shares sold by the selling stockholders.

Over-allotment option	We have granted the underwriters a 30-day option to purchase from us from time to time up to an additional 1,050,000 of our shares of common stock to cover over-allotments.

Risk factors	See the section of this prospectus captioned “Risk Factors” on page 9 and other information included in this prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

NASDAQ Global Market symbol	We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “NAUH.”

The share information above is based on 21,817,653 shares of common stock outstanding as of March 19, 2010, including 15,730,000 shares of common stock that are issuable upon conversion of the outstanding shares of our Class A common stock, 219,048 shares of restricted common stock that were issued under our 2009 Stock Option and Compensation Plan and 25,000 shares of restricted common stock that were issued to our chief executive officer outside of our 2009 Stock Option and Compensation Plan, but excluding:

•	2,800,000 shares of our common stock issuable upon exercise of warrants outstanding as of March 19, 2010 at an exercise price of $5.50 per share; and

•	1,080,952 shares of common stock reserved and unissued under our 2009 Stock Option and Compensation Plan.

Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option and that all of our outstanding Class A common stock has been converted into common stock in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows our summary consolidated financial and operating data for each of the fiscal years ended May 31, 2009 and 2008 and for the six months ended November 30, 2009 and 2008. Dlorah was the accounting acquirer in our transaction with Dlorah described elsewhere in this prospectus. Accordingly, our historical financial information reflects the operations of Dlorah. The summary consolidated statements of financial data for the fiscal years ended May 31, 2009 and 2008 are derived from Dlorah’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, which appear elsewhere in this prospectus. The summary statement of financial and operating data as of November 30, 2009 and for the six months ended November 30, 2009 and 2008 have been derived from our unaudited financial statements, which are presented elsewhere in this prospectus and include, in management’s opinion, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The summary statement of balance sheet data as of November 30, 2008 has been derived from Dlorah’s book and records and is not presented elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended May 31,		Six Months Ended November 30,
	2009	2008	2009	2008
	(dollars in thousands, except per share data)
Income Statement
Total Revenues	$62,584	$49,457	$40,701	$27,710
Costs and Expenses:
Cost of educational services	12,816	10,871	7,385	5,980
Selling, general and administrative	42,208	36,901	23,563	19,133
Auxiliary expense	1,595	1,523	1,036	789
Cost of condominium sales	558	122	166	176
Loss on disposition of property and equipment	3	5	0	0

Total Costs and Expenses	57,180	49,422	32,150	26,078
Income from Operations	5,404	35	8,551	1,632
Other Income (Expense)	(499)	(649)	(148)	(146)

Income (Loss) before Income Taxes	4,905	(614)	8,403	1,486
Income Tax Expense	(1,797)	231	(3,456)	(530)

Net Income (Loss)	3,108	(383)	4,947	956
Net Loss (Income) attributable to non-controlling interest	13	(37)	16	(32)

Net Income (Loss) attributable to the Company	$3,121	$(420)	$4,963	$924

Balance Sheet
Total Assets	$28,865	$28,162	$54,691	$28,865
Long-Term Obligations	$10,972	$13,041	$8,337	$11,619
Other Data (Unaudited)
Loss from Real Estate Operations Before Taxes	$(1,357)	$(1,560)	$(1,006)	$(465)
EBITDA[1]	$7,662	$2,241	$9,702	$2,865
Student Headcount (for Winter quarter of the fiscal year)[2]	5,755	4,708	7,989	5,755

[1]

Consists of income attributable to the Company, less income from non-controlling interest, plus loss from non-controlling interest, minus interest income, plus interest expense, plus income taxes, plus depreciation and amortization. We use EBITDA as a measure of operating performance.

However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies and is therefore limited as a comparative measure. Furthermore, as an analytical tool, EBITDA has additional limitations, including that (a) it is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments; (b) it does not reflect changes in, or cash requirements for, our working capital needs; and (c) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements, or future requirements for capital expenditures or contractual commitments. To compensate for these limitations, we evaluate our profitability by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of cash flows from operations and through the use of other financial measures.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to certain non-cash expenses (such as depreciation and amortization) and expenses that are not reflective of our core operating results over time. We also believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure, the method by which assets were acquired and non-cash charges, and provides us with additional useful information to measure our performance on a consistent basis, particularly with respect to changes in performance from period to period.

The following table provides a reconciliation of net income attributable to the Company to EBITDA:

	Year Ended May 31,		Six Months Ended November 30,
	2009	2008	2009	2008
	(dollars in thousands)
Net Income (Loss) attributable to the Company	$3,121	$(420)	$4,963	$924
(Income) Loss attributable to non-controlling interest	(13)	37	(16)	32
Interest Income	(242)	(282)	(119)	(129)
Interest Expense	834	1,023	315	438
Income Taxes	1,797	(231)	3,456	530
Depreciation and Amortization	2,165	2,114	1,103	1,070

EBITDA	$7,662	$2,241	$9,702	$2,865

[2]	Student headcount is based on the headcount as of the last day of the university’s Winter term, which runs from December to February.

RISK FACTORS

Investing in our common stock has a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect our business. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to the Extensive Regulation of our Business

If we fail to comply with the extensive regulatory requirements governing our university, we could incur significant monetary liabilities, fines and penalties, including loss of access to federal student loans and grants for our students, on which we are substantially dependent.

For our fiscal year ended May 31, 2009, we derived approximately 71.6% of our revenues (calculated on a cash basis) from federal student financial aid programs, known as Title IV programs, administered by the United States Department of Education, or the Department of Education. A significant percentage of our students rely on the availability of Title IV program funds to finance their cost of attending NAU. To participate in Title IV programs, a post-secondary institution must be authorized by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education. In addition, NAU’s operations and programs are regulated by other state education agencies and additional accrediting commissions. We are subject to extensive regulation by the education agencies of multiple states, the Higher Learning Commission of the North Central Association of Colleges and Schools, or the Higher Learning Commission, which is our institutional accrediting commission, various specialized accrediting commissions, and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, instructional and administrative staff, administrative procedures, marketing, student recruiting and admissions, and financial operations. These regulatory requirements also affect our ability to open additional schools and locations, add new educational programs, change existing educational programs and change our ownership structure.

The agencies and commissions that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. Regulatory requirements are not always precise and clear, and regulatory agencies may sometimes disagree with the way we interpret or apply these requirements. Any misinterpretation by us of regulatory requirements could adversely affect our business, financial condition and results of operations. If we fail to comply with any of these regulatory requirements, we could suffer financial penalties, limitations on our operations, loss of accreditation, termination of or limitations on our ability to grant degrees and certificates, or limitations on or termination of our eligibility to participate in Title IV programs, each of which could materially adversely affect our business, financial condition and results of operations. In addition, if we are charged with regulatory violations, our reputation could be damaged, which could have a negative impact on our enrollments and materially adversely affect our business, financial condition and results of operations. We cannot predict with certainty how all of these regulatory requirements will be applied, or whether we will be able to comply with all of the applicable requirements in the future.

If we lose our eligibility to participate in Title IV programs for any reason, we would experience a dramatic and adverse decline in revenue, financial condition, results of operations and future growth prospects. Furthermore, we would be unable to continue our business as it currently is conducted, which would be expected to have a material adverse effect on our ability to continue as a going concern.

Congress may revise the laws governing Title IV programs or reduce funding for those programs, either of which could reduce our enrollment and revenue and increase costs of operation.

Political and budgetary concerns significantly affect Title IV programs. The Higher Education Act of 1965, as amended, which is a federal law that governs Title IV programs, must be periodically reauthorized by Congress and was most recently reauthorized in August 2008. In October 2009, the Department of Education published final regulations implementing statutory changes from the August 2008 authorization relating to, among other things, the “90/10 Rule,” student eligibility, disclosure requirements, the relationships between schools and lenders of both private and Title IV loans, and the approval and oversight of accrediting agencies. These regulations take effect on July 1, 2010. In November 2009, December 2009 and January 2010, the Department of Education conducted negotiated rulemaking sessions focused on a broad array of issues concerning a number of significant aspects of Title IV programs, including, among other things, student eligibility, program eligibility, state authorization and oversight, compensation of admissions and financial aid personnel, and agreements between institutions. Because the negotiated rulemaking panel did not achieve consensus on the package of proposed regulatory changes, the Department of Education may proceed with a Notice of Proposed Rulemaking to establish new regulatory requirements, which would be expected to take effect on July 1, 2011. In addition, Congress must determine funding levels for Title IV programs on an annual basis and can change the laws governing Title IV programs at any time. We cannot predict with certainty the nature of any new regulatory requirements, other future revisions to the law or funding levels for Title IV programs. Because a significant percentage of our revenue is and is expected to be derived from Title IV programs, any action by Congress that significantly reduces Title IV program funding or the ability of us or our students to participate in Title IV programs could have a material adverse effect on our business, financial condition and results of operations. Congressional action may also require us to modify our practices in ways that could increase administrative costs and reduce profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

If Congress significantly reduced the amount of available Title IV program funding, we would attempt to arrange for alternative sources of financial aid for our students, such as private sources. We cannot provide assurance that one or more private organizations would be willing or able to provide sufficient loans to students attending one of our schools or programs, or that the interest rate and other terms of such loans would be as favorable as Title IV program loans or acceptable to our students or that such private sources would be adequate to replace the full amount of the reduction in Title IV program funding. Therefore, even if some form of private financing sources become available, our enrollment could be materially adversely affected. In addition, private organizations could require us to guarantee all or part of this assistance resulting in additional costs to us. If we were to provide more direct financial assistance to our students, we would assume increased credit risks and incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

The August 2008 reauthorization of the Higher Education Act includes substantially increased reporting and other requirements that could impair our reputation and adversely affect our enrollments. Our failure to comply with or accurately interpret the requirements of the Higher Education Act may subject us to penalties and other sanctions.

The most recent reauthorization of the Higher Education Act, in August 2008, contains numerous revisions to the requirements governing Title IV programs. Among other things, institutions participating in Title IV programs are subject to extensive additional reporting requirements. Any failure by us to properly interpret these new requirements could subject us to limitation, suspension or termination of our eligibility to participate in Title IV programs, the imposition of conditions on our participation in Title IV programs, monetary liabilities, fines and penalties or other sanctions imposed by the Department of Education, which could have a material adverse effect on our business, financial condition and results of operations. The prospect of such sanctions may cause us to conservatively interpret the new reporting requirements of Title IV programs by the Department of Education, which may limit our flexibility in operating our business.

If any of the education regulatory agencies that regulate us do not approve or delay any required approvals of transactions involving a change of control, our ability to operate or participate in Title IV programs may be impaired.

If we experience a change in control under the standards of the Department of Education, the Higher Learning Commission, any applicable state educational licensing agency, or any specialized accrediting agency commission, we must notify or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock of an institution or its parent company, and significant changes in the composition of the board of directors of an institution or its parent company. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change in control from the Department of Education, the Higher Learning Commission or applicable state educational licensing agencies could impair our ability to operate or participate in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations. Failure to obtain, or a delay in receiving, approval of any change in control from any state in which we are currently licensed or authorized, or from any of our specialized accrediting commissions, could require us to suspend our activities in that state or suspend offering the applicable programs until we receive the required approval, or could otherwise impair our operations. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock, which could discourage bids for your shares of our stock and could have an adverse effect on the market price of your shares.

We do not believe that this offering constitutes a change of control under the regulations of the Department of Education and the Higher Learning Commission. We are seeking confirmation from the Department of Education and the Higher Learning Commission that this offering will not constitute a change of control under their respective standards, but we cannot be certain that they will agree. We similarly intend to seek confirmation from each state educational agency that authorizes or licenses NAU and has specific requirements pertaining to change of ownership and control, that this offering will not constitute a change of control under its respective standards. We cannot be certain that such agencies will agree.

Our failure to satisfy the conditions imposed by the Higher Learning Commission with respect to its prior approval of the transaction with Dlorah could result in the loss of NAU’s accreditation by the Higher Learning Commission.

The Higher Learning Commission’s approval of the November 2009 transaction whereby Dlorah became our wholly owned subsidiary was subject to several conditions, consistent with the Higher Learning Commission’s change of ownership procedures and requirements. These conditions include: (a) that NAU file a progress report by week six of each semester providing enrollment information by degree program and by location; (b) that NAU file a contingency report if there is any decision to offer a follow-up or secondary stock offering at least 90 days prior to such an offering so that the Higher Learning Commission may assess whether there may be a subsequent change of control under the Higher Learning Commission’s policies; (c) that NAU undergo an evaluation within six months of the closing of our transaction with Dlorah focused on ascertaining the appropriateness of the approval of the change of control and of NAU’s compliance with any commitments made in the change of control application as well as with the applicable accreditation criteria and eligibility requirements; and (d) that a stipulation be added to the affiliation status of NAU limiting the programs at the Master’s degree level to existing programs and requiring NAU to seek the Higher Learning Commission’s approval for the addition of any new Master’s degrees. With respect to the progress report condition, the Higher Learning Commission approval provided that, if the pattern of enrollment growth calls into question NAU’s capacity to provide quality teaching and learning, the Higher Learning Commission may schedule a focused evaluation regarding this issue. With respect to the conduct of the focused evaluation related to our transaction with Dlorah, the Higher Learning Commission directed its team conducting that evaluation to review the pattern of governance exercised at NAU and succession planning to prepare the institution for the divestiture of the

Buckingham family’s ownership of the Company. In addition, the Higher Learning Commission approval indicated that it was reasonable to assume that the evaluation team conducting the focused evaluation might recommend a shortened time frame before the next comprehensive evaluation visit but not to exceed five years from the date of that focused visit. The approval confirmed that the Higher Learning Commission will not consider requests for approval of any additional educational programs at the Master’s level until after the successful completion of the focused evaluation. Any failure on our part to satisfy these conditions may result in the loss of our accreditation by the Higher Learning Commission, which would prevent us from participating in Title IV programs.

We cannot offer new programs, expand our operations into certain states or acquire additional schools if such actions are not approved by the applicable regulatory and accrediting agencies, and we may have to repay Title IV funds disbursed to students enrolled in any such programs, schools or states if we do not obtain prior approval.

Our expansion plans include offering new educational programs, expanding operations in additional states and potentially acquiring existing schools from other companies. If we are unable to obtain the necessary approvals for such new programs, operations or acquisitions from the Department of Education, the Higher Learning Commission or any applicable state educational licensing agency or accrediting commission, or if we are unable to obtain such approvals in a timely manner, our ability to consummate the planned actions and provide Title IV program funds to any affected students would be impaired, which could have a material adverse effect on our expansion plans and growth. If we were to determine erroneously that any such action did not need approval or that we had obtained all required approvals, including all required approvals for each of our current programs and locations, we could be liable for repayment of Title IV program funds provided to students in that program or at that location.

If the Department of Education does not recertify us to continue participating in Title IV programs, our students would lose their access to Title IV program funds, or we could be recertified but required to accept significant limitations as a condition of our continued participation in Title IV programs.

The Department of Education certification to participate in Title IV programs lasts a maximum of six years, and institutions are required to seek recertification from the Department of Education on a regular basis to continue their participation in Title IV programs. An institution must also apply for recertification by the Department of Education if it undergoes a change in control, as defined by Department of Education regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways. Generally, the recertification process includes a review by the Department of Education of the institution’s educational programs and locations, administrative capability, financial responsibility and other oversight categories. The Department of Education could limit, suspend or terminate an institution’s participation in Title IV programs for violations of the Higher Education Act or Title IV regulations. Our current certification to participate in the Title IV programs, granted in connection with our transaction with Dlorah, was effective in January 2010 and expires December 31, 2012. There can be no assurance that the Department of Education will recertify us after our current period of certification. If the Department of Education were to deem this offering to constitute a change of control, there can be no assurance that the Department of Education would recertify us or that it would not impose restrictions in connection with such recertification. If the Department of Education does not renew or withdraws our certification to participate in Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Similarly, the Department of Education could renew our certification, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom it could disburse such funds or impose other restrictions. Any of these outcomes could have a material adverse effect on NAU’s enrollments and our business, financial condition and results of operations.

We would lose our ability to participate in Title IV programs if we fail to maintain our institutional accreditation, and our student enrollments could decline if we fail to maintain any of our accreditations or approvals.

An institution must be accredited by an accrediting commission recognized by the Department of Education to participate in Title IV programs. We have been granted institutional accreditation by the Higher Learning Commission, which is a regional accrediting commission recognized by the Department of Education. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. We were granted accreditation by the Higher Learning Commission in 2008 for the maximum term of ten years. If we fail to satisfy any of the Higher Learning Commission’s standards, including a failure to satisfy the conditions under which the Higher Learning Commission approved the November 2009 transaction, we could lose our accreditation by the Higher Learning Commission, which would cause us to lose eligibility to participate in Title IV programs and a significant decline in total student enrollments. In addition, many of our individual educational programs are also accredited by specialized accrediting commissions or approved by specialized state agencies. If we fail to satisfy the standards of any of those specialized accrediting commissions or state agencies, we could lose the specialized accreditation or approval for the affected programs, which could result in materially reduced student enrollments in those programs and have a material adverse effect on our business, financial condition and results of operations.

In December 2009, the Department of Education issued an “Alert Memorandum,” calling into question the Higher Learning Commission’s compliance with the applicable Department of Education regulations related to the Higher Learning Commission’s status as recognized by the Department of Education. Specifically, in matters unrelated to us, the Department of Education Office of Inspector General asserted that the Higher Learning Commission did not make appropriate assessments as to credit hours with respect to the distance education programs of one of the Higher Learning Commission’s accredited institutions and, as such, the Office of Inspector General recommended that the Department of Education take action to terminate the Higher Learning Commission’s recognition by the Department of Education. At this point, we do not know if this matter will be resolved and we are unable to speculate as to the impact on us or other institutions accredited by the Higher Learning Commission if the Higher Learning Commission’s recognition as an accrediting commission were to be terminated by the Department of Education.

If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and for campuses in the state to participate in Title IV programs.

An institution must be authorized by each state in which it physically operates to participate in Title IV programs. The Department of Education historically has determined that an institution is authorized for purposes of Title IV program eligibility if its state does not require the institution to obtain licensure or authorization to operate in the state. In South Dakota, where our operations are headquartered, the state currently does not specifically regulate or authorize the degrees or educational programs of private, regionally accredited institutions of higher education. During negotiated rulemaking sessions conducted in November 2009, December 2009 and January 2010, the Department of Education proposed to require that an institution possess, as condition of eligibility for Title IV programs, specific authorization from an appropriate state government agency or state entity to operate post-secondary educational programs in the state. The Department of Education further proposed that such state authorization must be subject to review or revocation for cause by the state, including for failure to comply with state consumer protection laws, in order for the institution to participate in Title IV programs. Because the negotiated rulemaking panel did not achieve consensus on this matter, the Department of Education may proceed with a Notice of Proposed Rulemaking to establish new regulatory requirements, which may differ from the previously circulated draft proposal. If the Department of Education were to adopt regulations regarding state authorization and our main campus in South Dakota is unable to comply with such new regulations, we would lose our eligibility to participate in Title IV programs not only in South Dakota but at all locations we operate. Similarly, if South Dakota enacts legislation or regulations to regulate private, regionally accredited institutions of higher education, including us, our failure to obtain and maintain any required authorization to operate and offer educational programs in South Dakota would cause us to lose our eligibility to participate in Title IV programs, not only in South Dakota but at all locations we operate.

We are authorized to operate and to grant degrees or diplomas by the applicable state educational licensing agency of each state where we maintain a physical campus. Such authorization is required for our students to be eligible to receive funding under Title IV programs. To maintain such state authorizations, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs and various operational and administrative procedures. If we fail to satisfy any of these standards, we could lose our authorization from the applicable state educational agency to offer educational programs and could be forced to cease operations in such state. Such a loss of authorization would also cause our physical campus in the state to lose eligibility to participate in Title IV programs. Any such event could have a material adverse effect on our business, financial condition and results of operations.

We also have been required to obtain authorization in certain other states where we do not maintain a physical campus because our activities in the state constitute a presence requiring licensure or authorization under the requirements of the applicable state education agency. If we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in that state, fines and penalties. The loss of licensure or authorization in a state where we have no physical campus could prohibit NAU from recruiting prospective students or offering educational services to current students in that state, which could significantly reduce enrollments and revenues and have a material adverse effect on our business, financial condition and results of operations. State laws and regulations are not always precise or clear, and state licensing agencies may sometimes disagree with the way we have interpreted or applied these requirements. The increasing popularity and use of the Internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices by many states and new interpretations of existing laws and regulations by state educational agencies. These new laws, regulations and interpretations may relate to issues such as the requirement that education institutions offering online programs be licensed in one or more jurisdictions where they have no physical location. New laws, regulations or interpretations related to providing educational programs and services over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and otherwise have a material adverse effect on our business, financial condition and results of operations. Additionally, any misinterpretation by us of these regulatory requirements or adverse changes in regulations or interpretations of these regulations by state licensing agencies could have a material adverse effect on our business, financial condition and results of operations.

If we do not comply with the Department of Education’s “administrative capability” standards, we could suffer financial penalties, be required to accept other limitations to continue participating in Title IV programs or lose our eligibility to participate in Title IV programs.

Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that we:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	not have student loan cohort default rates in excess of specified levels;

•	have acceptable methods of defining and measuring the satisfactory academic progress of our students;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to our students;

•

refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by Title IV regulations; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may:

•	require the institution to repay Title IV program funds;

•	transfer the institution from the “advance” system of payment of Title IV program funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If we were found not to have satisfied the Department of Education’s “administrative capability” requirements, we could be limited in our access to, or lose, Title IV program funding, which could significantly reduce our enrollments and have a material adverse effect on our business, financial condition and results of operations.

If we do not meet specific financial responsibility standards established by the Department of Education, we may be required to post a letter of credit or accept other limitations to continue participating in Title IV programs, or we could lose our eligibility to participate in Title IV programs.

To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. These financial responsibility tests are applied to each institution on an annual basis based on the institution’s audited financial statements, and may be applied at other times, such as if the institution undergoes a change in control. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include being transferred from the “advance payment” method of receiving Title IV program funds to either the “reimbursement” or the “heightened cash monitoring” system, which could result in a significant delay in the institution’s receipt of those funds. Limitations on, or termination of, our participation in Title IV programs as a result of our failure to demonstrate financial responsibility would limit our students’ access to Title IV program funds, which could significantly reduce enrollments and have a material adverse effect on our business, financial condition and results of operations.

As described in more detail under “Regulatory Matters — Regulation of Federal Student Aid Programs — Financial Responsibility,” the Department annually assesses our financial responsibility through a composite score determination. Based on our composite score for fiscal year ended May 31, 2007, and continuing for our fiscal year ended May 31, 2008, the Department of Education previously determined that we failed to meet the standards of financial responsibility. As a result of this determination, the Department of Education required us to post a letter of credit equal to 10 percent of Title IV program funds we received during our most recently completed fiscal year. Based on our audited financial statements for the fiscal year ended May 31, 2009, the Department of Education informed us that we were no longer required to maintain a letter of credit. Any obligation to post a letter of credit in the future could increase our costs of regulatory compliance. If we are unable to secure any required letter of credit, we would lose our eligibility to participate in Title IV programs, which can be expected to have a material adverse effect on our business, financial condition and results of operations.

We may lose our eligibility to participate in the federal student financial aid programs if the percentage of our revenues derived from Title IV programs is too high.

A provision of the Higher Education Act commonly referred to as the “90/10 Rule,” as amended in August 2008, provides that a for-profit educational institution loses its eligibility to participate in Title IV programs if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenue, the institution derives more than 90% of its revenues from Title IV program funds for any two consecutive fiscal years. An institution that derives more than 90% of its revenue (on a cash basis) from Title IV programs for any single fiscal year will be placed on provisional certification for at least two fiscal years and may be subject to additional conditions or sanctions imposed by the Department of Education. During the period of provisional certification, the institution must comply with any additional conditions included in the institution’s program participation agreement with the Department of Education. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, the Department of Education may seek to revoke the institution’s certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action. If we were to violate the 90/10 Rule, we would become ineligible to participate in Title IV programs as of the first day of the fiscal year following the second consecutive fiscal year in which we exceeded the 90% threshold and would be unable to regain eligibility for two fiscal years thereafter. Prior to the Higher Education Act amendment in August 2008, an institution was required to disclose in a footnote to its annual audited financial statements the percentage of its revenues derived from Title IV program funds that the institution received during the fiscal year covered by such financial statements. Under regulations that were published by the Department of Education in October 2009, a proprietary institution must continue to disclose in a footnote to its annual audited financial statements not only its 90/10 calculation, but also the amounts of the federal and non-federal revenues, by source, included in its 90/10 calculation. The certified public accountant that prepares the institution’s audited financial statements will be required to review that information and test the institution’s calculation. These regulations take effect on July 1, 2010, and also contain other modifications to the 90/10 Rule, including the means by which certain institutional loans may be considered in the calculation. These revised regulations may affect our ability to remain eligible to participate in Title IV programs or require us to incur additional costs in connection with our administration of Title IV programs. If we violate the 90/10 Rule and continue to disburse Title IV program funds to students after the effective date of our loss of eligibility to participate in Title IV programs, we would be required to return those funds to the applicable lender or the Department of Education.

Using the Department of Education’s formula under the “90/10 Rule,” for our 2007 and 2008 fiscal years, as promulgated prior to regulatory revisions implementing the August 2008 reauthorization of the Higher Education Act, we derived approximately 62.9% and 67.65%, respectively, of our revenues (calculated on a cash basis) from Title IV program funds. For our 2009 fiscal year, we derived approximately 71.6% of our revenues (calculated on a cash basis) from Title IV program funds.

In May 2008, Congress increased the annual loan limits on federal unsubsidized student loans by $2,000 for certain students and also increased the aggregate loan limits over the course of a student’s education on total federal student loans for certain students. This increase in student loan limits also increased the amount of Title IV program funds used by students to satisfy tuition, fees and other costs, which will increase the proportion of our revenue from Title IV programs. However, the August 2008 reauthorization of the Higher Education Act provides that such additional loan amounts, authorized in May 2008 and disbursed to students between July 1, 2008, and July 1, 2011, may be considered, for the purposes of the 90/10 Rule, as revenue from sources other than Title IV programs, providing temporary relief from any adverse impact of additional Title IV loan funds on institutions’ 90/10 percentages. Absent any extension of this temporary relief, our 90/10 percentages are expected to increase when the additional Title IV loan funds, authorized in May 2008 and disbursed to students between July 1, 2008, and July 1, 2011, must be considered in the 90/10 calculation in the same manner as other Title IV loan funds. In addition, recent changes in federal law also increased Title IV grant limits. Increases in Title IV grant and loan limits currently or in the future may result in an increase in the revenues we receive from Title IV programs. Further, a significant number of states in which we operate have faced budget constraints, which have caused or may cause them to reduce state appropriations in a number of areas, including with respect to the amount of financial assistance provided to post-secondary students, which could further increase our percentage of revenues derived from Title IV program funds. Also, the employment circumstances of our students or their parents could also increase reliance on Title IV program funds. We expect our ratio under the 90/10 Rule to continue to increase in the future. If we become ineligible to participate in Title IV programs as a result of noncompliance with the 90/10 Rule, it can be expected to have a material adverse effect on our business, financial condition and results of operations.

We may lose our eligibility to participate in Title IV programs if our student loan default rates are too high.

An educational institution may lose its eligibility to participate in Title IV programs if, for three consecutive years, 25% or more of its students who were required to begin repayment on their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in Title IV programs if the default rate of its students exceeds 40% for any single year. The August 2008 reauthorization of the Higher Education Act extends by one year the period for which students’ defaults on their loans will be included in the calculation of an institution’s default rate, a change that is expected to increase most institutions’ default rates. The new law also increases the threshold for an institution to lose its eligibility to participate in Title IV programs from 25% to 30%. These changes to the law take effect for institutions’ cohort default rates for federal fiscal year 2009, which are expected to be calculated and issued by the Department of Education in 2012. Our cohort default rates have historically been significantly below these levels, including 8.2% for federal fiscal year 2007, 7.3% for federal fiscal year 2006 and 7.5% for federal fiscal year 2005, the last three years for which the Department of Education has issued official cohort default rates. We cannot, however, provide any assurance that this will continue to be the case. Any increase in interest rates or reliance on “self-pay” students, as well as declines in income or job losses for our students, could contribute to higher default rates on student loans. Exceeding the student loan default rate thresholds and losing eligibility to participate in Title IV programs would have a material adverse effect on our business, financial condition and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions or other factors that cause our default rates to increase, could place NAU in danger of losing its eligibility to participate in Title IV programs, which would have a material adverse effect on our business, financial condition and results of operations.

We would be subject to sanctions if we were to pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admission or financial aid activities.

A school participating in Title IV programs may not provide, or contract with a third party that provides, any commission, bonus or other incentive payment based on success in enrolling students or securing financial aid to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. The Department of Education’s current regulations set forth 12 “safe harbors” that describe payments and arrangements that do not violate the incentive compensation rule. The

Department of Education’s regulations make clear that the safe harbors are not a complete list of permissible practices under this law. While we believe that our compensation policies and practices have not been based on success in enrolling students in violation of applicable law, the Department of Education’s regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances and, in a limited number of instances, our actions have not been within the scope of any specific safe harbor provided in the compensation regulations. For example, such safe harbors do not address non-cash awards to enrollment personnel. In addition, in recent years, several for-profit education companies have been faced with whistleblower lawsuits, known as “qui tam” cases, by current or former employees alleging violations of this prohibition. If the Department of Education were to determine that we violated this requirement of Title IV programs, or if we were to be found liable in a qui tam action alleging a violation of this law, or if any third parties we have engaged were to violate this law, we could be fined or sanctioned by the Department of Education, or subjected to other monetary liability or penalties that could be substantial, including the possibility of treble damages under a qui tam action, any of which could harm our reputation, impose significant costs and have a material adverse effect on our business, financial condition and results of operations.

In May 2009, the Department of Education announced that it was initiating a process to revise some of its regulations focused on, among other things, its regulations on incentive compensation, including the “safe harbors” provisions. A “negotiated rulemaking” panel convened in November 2009, December 2009 and January 2010 to develop changes to such regulations. While this panel did not achieve consensus on revisions to the incentive compensation regulations, the Department of Education proposed elimination of all “safe harbor” provisions during the panel’s deliberations. Because the negotiated rulemaking panel did not achieve consensus, the Department of Education may proceed with a Notice of Proposed Rulemaking to revise the incentive compensation regulations. We cannot predict with certainty either the timing or the substance of the Department of Education’s Notice of Proposed Rulemaking. Any changes to the Department of Education’s regulations could require us to modify or suspend our current compensation practices, and consequently could increase our costs of compliance.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program.

An institution participating in Title IV programs must calculate the amount of unearned Title IV program funds that it has disbursed to students who withdraw from their educational programs before completing such programs and must return those unearned funds to the appropriate lender or the Department of Education in a timely manner, generally within 45 days of the date the institution determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned for a sufficient percentage of students, we may have to post a letter of credit in favor of the Department of Education equal to 25% of Title IV program funds that should have been returned for such students in the prior fiscal year, and we could be fined or otherwise sanctioned by the Department of Education. If we do not correctly calculate and timely return unearned Title IV program funds, we may have to post letters of credit in favor of the Department of Education, may be liable for repayment of Title IV funds and related interest and may otherwise be subject to adverse actions by the Department of Education, including termination of our participation in Title IV programs, any of which could increase our cost of regulatory compliance and have a material adverse effect on our business, financial condition and results of operations.

We or certain of our educational programs may lose eligibility to participate in the Title IV programs if the Department of Education promulgates regulations defining “gainful employment” in a manner that we or certain of our educational programs, as applicable, cannot satisfy.

During “negotiated rulemaking” sessions in November 2009, December 2009 and January 2010, the Department of Education proposed to specifically define through new regulations the Higher Education Act’s requirement that a proprietary institution of higher education provide a program that prepares students for gainful employment in a recognized occupation. The Department of Education’s draft proposal during the negotiated rulemaking process would assess compliance with the “gainful employment” requirement through a specified debt to income ratio. Under the Department of Education’s most recent written draft proposal, if the programs of a proprietary institution failed to satisfy the debt to income ratio, such programs, and potentially the institution as a whole, could lose eligibility for Title IV funding. Because the negotiated rulemaking panel did not achieve consensus on this matter, the Department of Education may proceed with a Notice of Proposed Rulemaking to establish new regulatory requirements, which may differ from the previously circulated draft proposal. We cannot predict with certainty either the timing or the substance of the Department of Education’s Notice of Proposed Rulemaking with respect to this matter. Any new regulations could result in a loss of Title IV program eligibility by us or certain of our educational programs or require us to modify our program offerings, which could increase our costs of compliance.

If a substantial number of our students cannot secure Title IV loans as a result of decreased lender participation in Title IV programs, or if lenders increase the costs or reduce the benefits associated with Title IV loans they provide, we could be materially adversely affected.

The cumulative impact of recent regulatory and market developments and conditions has caused some lenders participating in the Federal Family Education Loan, or FFEL, program to cease providing such Title IV loans to students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they provide. NAU and other schools have had to modify student loan practices in ways that result in higher administrative costs. If the cost of Title IV loans increases or availability decreases, some students may not be able to take out loans and may not enroll in a post-secondary institution. Because of these concerns, federal legislation was enacted in May 2008 to attempt to ensure that all eligible students would be able to obtain Title IV loans in the future and that a sufficient number of lenders would continue to provide Title IV loans. Among other things, the new legislation:

•	authorized the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•

permitted the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies would be required to make Title IV loans to all otherwise eligible students at those institutions.

We cannot predict if this legislation ultimately will be effective in ensuring students’ continued access to Title IV loans. Additionally, the authorization granted to the Department of Education to purchase Title IV loans from lenders will expire on June 30, 2010 unless extended by new federal legislation. If a substantial number of lenders cease to participate in Title IV loan programs, increase the costs of student access to such programs or reduce the benefits available under such programs, our students may not have access to such loans, which could cause NAU’s enrollments to decline, which would have a material adverse effect on our business, financial condition and results of operations. The environment surrounding access to and cost of student loans remains in a state of flux, with reviews of many institutions and lenders still pending and with additional legislative and regulatory changes being actively considered at the federal and state levels. The United States House of Representatives has passed legislation to eliminate the FFEL program (in which private lenders originate Title IV loans) in favor of the Direct Loan program (in which the Department of Education originates Title IV loans), such that no FFEL loans could be originated after June 30, 2010, and such legislation is now pending in the United States Senate. Although we are approved by the Department of Education to participate in the Direct Loan program, any of the foregoing could have an adverse effect on our student enrollment and retention rate and, consequently, have a material adverse effect on our business, financial condition and results of operations.

A substantial decrease in private student financing options or a significant increase in financing costs for our students could have a material adverse effect on us.

Some of our eligible students have used private (i.e., non-Title IV) loan programs to fund a portion of their education costs not covered by Title IV program funds and state financial aid sources. Recent adverse market conditions for consumer and federally guaranteed student loans (including lenders’ increasing difficulties in reselling or syndicating student loan portfolios) have resulted, and could continue to result, in providers of private loans reducing the availability of or increasing the costs associated with providing private loans to post-secondary students. In particular, loans to students with low credit scores who would not otherwise be eligible for credit-based private loans have become increasingly difficult to obtain. Prospective students may find that these increased financing costs make borrowing prohibitively expensive and abandon or delay enrollment in post-secondary education programs. Additionally, a significant number of states in which NAU operates have faced budget constraints that have caused or may cause them to reduce state appropriations for student financial assistance. We cannot predict how significant any such future reductions in financial assistance may be or how long any such reductions will persist. If any of these scenarios were to occur, our students’ ability to finance their education could be adversely affected and our student population could decrease, which would have a material adverse effect on our business, financial condition and results of operations.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of eligibility for Title IV funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation or cost us to incur expenses, even if such claims and lawsuits are without merit.

Risks Related to Our Business

We operate in a highly competitive industry, and competitors with greater resources could harm our business, decrease market share and put downward pressure on our tuition rates.

The post-secondary education market is highly fragmented and competitive. We compete for students with traditional public and private two-year and four-year colleges and universities, and other for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service. Many public and private schools, colleges and universities, including most major colleges and universities, offer online programs. We expect to experience additional competition in the future as more colleges, universities and for-profit schools offer an increasing number of online programs. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than us. We may not be able to compete successfully against current or future competitors and may face competitive pressures that could have a material adversely affect on our business, financial condition and results of operations.

Our online and distance learning programs operate in a highly competitive market with rapid technological changes.

Online education is a highly fragmented and competitive market subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which offer some form of online education programs, to for-profit schools and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in delivery, interaction and other future innovation and advancement. Our success will depend, in part, on our ability to adapt to changing technologies in online and distance learning and offer an attractive online/distance education option while maintaining competitive pricing. Furthermore, the expansion of our online programs and the development of new programs may not be accepted by the online education market. In addition, a general decline in Internet use for any reason, including due to security or privacy concerns, the cost of Internet service or changes in government regulation of Internet use, may result in less demand for online educational services, in which case we may not be able to recruit and retain students and grow our online programs as planned. Accordingly, if we are unable to keep pace with changes in technology or maintain technological relevance, or if the use of the Internet changes, our business, financial condition and results of operations may be adversely affected.

If our graduates are unable to obtain professional licenses or certifications in their chosen field of study, we may face declining enrollments and revenues or be subject to student litigation.

Certain of our students, particularly in the healthcare programs, require or desire professional licenses or certifications after graduation to obtain employment in their chosen fields. Their success in obtaining such licensure depends on several factors, including the individual merits of the student, whether the institution and the program were approved by the state or by a professional association, whether the program from which the student graduated meets all state requirements and whether the institution is accredited. If one or more states refuses to recognize our graduates for professional licensure in the future based on factors relating to us or our programs, the potential growth of our programs would be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue our recent revenue growth, our stock price may decline and we may not have adequate financial resources to execute our business plan.

Our revenue increased 27% from approximately $49.5 million in fiscal 2008 to approximately $62.6 million in fiscal 2009. If we are unable to maintain adequate revenue growth, our stock price may decline and we may not have adequate financial resources to execute our business plan. In addition, you should not rely on the results of any prior periods as an indication of our future operating performance.

We have experienced losses and may not maintain profitability.

We have experienced losses in the past and it is possible we will experience losses in the future. In addition, we expect that our operating expenses and business development expenses will increase as we enroll more students, open new education locations and develop new programs. As a result, there can be no assurance that we will be able to generate sufficient revenues to maintain profitability.

Our financial performance depends on our ability to continue to develop awareness among, and attract and retain, new students.

Building awareness of NAU and the programs and services we offer is critical to our ability to attract prospective students. If we are unable to successfully market and advertise our educational programs, our ability to attract and enroll students could be adversely affected, and, consequently, our ability to increase revenue or maintain profitability could be impaired. It is also critical to our success that we convert prospective students to enrolled students in a cost-effective manner and that these enrolled students remain active in our programs. Some of the factors that could prevent us from successfully enrolling and retaining students include:

•	the reduced availability of, or higher interest rates and other costs associated with, Title IV loan funds or other sources of financial aid;

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs and effectiveness of Internet advertising and broad-based branding campaigns and recruiting efforts;

•	performance problems with our online systems;

•	failure to maintain institutional and specialized accreditations;

•	failure to obtain and maintain required state authorizations;

•	the requirements of the education agencies that regulate us that restrict the initiation of new locations, new programs and modification of existing programs;

•	the requirements of the education agencies that regulate us that restrict the ways schools can compensate their recruitment personnel;

•	increased regulation of online education, including in states in which we do not have a physical presence;

•	restrictions that may be imposed on graduates of online programs that seek certification or licensure in certain states;

•	student dissatisfaction with our services and programs;

•	adverse publicity regarding us, our competitors, or online or for-profit education generally;

•	price reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education;

•	an adverse economic or other development that affects job prospects in our core disciplines;

•	a decrease in the perceived or actual economic benefits that students derive from our programs;

•	litigation or regulatory investigations that may damage our reputation; and

•	changes in the general economy, including employment.

If, for any reason or reasons, including those presented above, we are unable to maintain and increase our awareness among prospective students, recruit students and convert prospective students into enrolled students, our business, financial condition and results of operations could be adversely affected.

Our growth may place a strain on our resources that could adversely affect our systems, controls and operating efficiency.

Our ability to sustain our current rate of growth or profitability depends on a number of factors, including our ability to obtain and maintain regulatory approvals, our ability to maintain operating margins, our ability to recruit and retain high quality academic faculty and administrative personnel and other competitive factors. Over the past three years, a majority of our growth has resulted from an increase in students enrolling in our Associate degree programs; however, we believe that future growth will be based upon an expansion of our current programs, the addition of new programs, an increase in our physical and online presence, affiliation agreements and increasing enrollments. The growth and expansion of our domestic and international operations may place a significant strain on our resources and increase demands on our management information and reporting systems, financial management controls and personnel. Any failure to effectively manage or maintain growth could have a material adverse affect on our business, financial condition and results of operations.

If we cannot maintain student enrollments, our results of operations may be adversely affected.

Our strategy for growth and profitability depends, in part, upon the retention of our students. While we provide certain services to our students (e.g., tutoring) in an effort to retain students and lower attrition rates, many of our students face financial, personal or family constraints that require them to withdraw within a term or at the end of a given term. Additionally, some students may decide to continue their education at a different institution. If for any reason, we are unable to predict and manage student attrition, our overall enrollment levels would likely decline, which could have a material adverse effect on our business, financial condition and results of operations.

If the proportion of students who are enrolled in our Associate degree programs continues to increase, we may experience increased costs and reduced margins.

In recent years, the proportion of our enrollment composed of Associate degree students has increased. We have experienced certain effects from this shift, such as an increase in our student loan cohort default rate. If this shift towards Associate degree programs continues, we may experience additional consequences, such as higher costs per start, lower retention rates, higher student services costs, an increase in the percentage of our revenue derived from Title IV programs under the 90/10 Rule, more limited ability to implement tuition price increases and other effects that could have a material adverse effect on our business, financial condition and results of operations.

An increase in interest rates could adversely affect our ability to attract and retain students.

For the fiscal years ended May 31, 2009 and 2008, NAU derived cash receipts equal to approximately 71.6% and 67.7%, respectively, of its net revenue from tuition financed under Title IV programs, which include student loans with interest rates subsidized by the federal government. Additionally, some students finance their education through private loans that are not subsidized. If our students’ employment circumstances are adversely affected by regional or national economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, if interest rates increase or Congress decreases the amount available for Title IV funding, our students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students, which could result in a significant reduction in our student population and revenues. Higher interest rates could also contribute to higher default rates with respect to our students’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all of the Title IV programs, which could result in a material adverse effect on our enrollments and future growth prospects and our business, financial condition and results of operations.

Our reputation and the value of our stock may be negatively affected by the actions of other post-secondary educational institutions.

In recent years, regulatory proceedings and litigation have been commenced against various post-secondary educational institutions relating to, among other things, deceptive trade practices, false claims against the government and non-compliance with Department of Education requirements, state education laws and state consumer protection laws. These proceedings have been brought by students, the Department of Education, the United States Department of Justice, the United States Securities and Exchange Commission and state governmental agencies, among others. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the larger for-profit post-secondary education sector as a whole. Adverse media coverage regarding other for-profit education companies or other educational institutions could damage our reputation, result in lower enrollments, revenues and results of operations and have a negative impact on the value of our stock. Such coverage could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting commissions, state legislatures, state attorneys general, state education agencies or other governmental authorities of all educational institutions, including us.

Our expansion into new markets outside the United States will subject us to risks inherent in international operations, are subject to significant start up costs and place strain on our management.

As part of our growth strategy, we intend to continue to establish markets outside the United States, subject to approvals from the Higher Learning Commission and other appropriate accrediting or regulatory agencies. Currently, we have affiliations with institutions in Chile, Bolivia, United Arab Emirates and Greece, and we are in the process of developing additional affiliations in the Czech Republic, Saudi Arabia, Serbia, Brazil and China. Our operations in each of the foreign jurisdictions may subject us to additional educational and other regulations of foreign jurisdictions, which may differ materially from the regulations applicable to our domestic operations. Such international expansion is expected to require a significant amount of start-up costs. Additionally, our management does not have significant experience in operating a business at the international level. As a result, we may be unsuccessful in carrying out our plans for international expansion, obtaining the necessary licensing, permits or market saturation, or in successfully navigating other challenges posed by operating an international business.

If we do not maintain existing and develop additional relationships with employers, our future growth may be impaired.

Currently, we have relationships with certain employers to provide their employees with an opportunity to enroll in classes and obtain degrees through us while maintaining their employment. These relationships are an important part of our strategy because they provide us with a steady source of potential working adult students for particular programs and increase our reputation among employers. If we are unable to develop new relationships or maintain our existing relationships, this source of potential students may be impaired and enrollments and revenue may decrease, any of which could have a material adverse effect on our business, financial condition and results of operations.

If students fail to pay their outstanding balances, our business may be harmed.

From time to time, students may carry balances on portions of their education expense not covered by financial aid programs. These balances are unsecured and not guaranteed. Furthermore, disruptive economic events could adversely affect the ability or willingness of our former students to repay student loans, which may increase our student loan cohort default rate and require the devotion of increased time, attention and resources to manage these defaults. As a result, losses related to unpaid student balances in excess of the amounts we have reserved for bad debts, or the failure of students to repay their debt obligations, could have a material adverse effect on our business, financial condition and results of operations.

Government regulations relating to the Internet could increase our cost of doing business and affect our ability to grow.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location. As the proportion of our students who take online courses increases, new laws, regulations or interpretations related to doing business over the Internet could increase our costs of compliance or doing business and materially and adversely affect our ability to offer online courses, which would have a material adverse effect on our business, financial condition and results of operations.

Our financial performance depends, in part, on our ability to keep pace with changing market needs.

Increasingly, prospective employers of NAU students require their new employees to possess appropriate technological skills and interpersonal skills, such as communication, critical thinking and teamwork skills. These skills evolve rapidly in a changing economic and technological environment. Accordingly, it is important for our programs to evolve in response to those economic and technological changes. The expansion of existing programs and the development of new programs may not be accepted by current or prospective students or the employers of our graduates. Even if NAU is able to develop acceptable new programs, we may not be able to begin offering those new programs as quickly as required by prospective employers or as quickly as our competitors offer similar programs. In addition, we may be unable to obtain specialized accreditations or licensures that may make certain programs desirable to students. To offer a new academic program, NAU may be required to obtain appropriate federal, state and accrediting agency approvals that may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for Title IV programs, a new academic program may need to be approved by the Department of Education, the Higher Learning Commission and state educational agencies. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could suffer and our reputation among students, prospective students and employers may be impaired, which could have a material adverse effect on our business, financial condition and results of operations

Establishing new academic programs or modifying existing programs requires us to invest in management and business development, incur marketing expenses and reallocate other resources. We may have limited experience with any courses in new academic areas and may need to modify our systems, strategy and delivery platform or enter into arrangements with other educational institutions to provide such programs effectively and profitably. If we are unable to offer new courses and programs in a cost-effective manner, or are otherwise unable to effectively manage the operations of newly established academic programs, it could have a material adverse effect on our business, financial condition and results of operations.

Capacity constraints of our computer networks and changes to the acceptance and regulation of online programs could have a material adverse effect on student retention and growth.

If we are successful in increasing student enrollments, additional resources in the forms of human, intellectual and financial capital, as well as information technology resources, will be necessary. We have invested and continue to invest significant resources in information technology when such technology systems and tools have become impaired or obsolete. In an attempt to utilize recent technology, we could install new information technology systems without accurately assessing its costs or benefits or experience delayed or ineffective implementation of new information technology systems. Similarly, we could fail to respond in a timely or sufficiently competitive way to future technological developments in our industry. As a result, this growth may place a significant strain on our operational resources, including our computer networks and information technology infrastructure, thereby restricting our ability to enroll and retain students and grow our online programs.

System disruptions and security threats to our computer networks could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of our computer network infrastructure is critical to our reputation and ability to attract and retain students. Any computer system error or failure, or a sudden and significant increase in traffic on our computer networks, including those that host our online programs, may cause network outages and disrupt our online and on-ground operations that may damage our reputation.

Additionally, we face a number of threats to our computer systems, including unauthorized access, computer hackers, computer viruses and other security problems and system disruptions. We have devoted and will continue to devote significant resources to the security of our computer systems, but they are still vulnerable to security threats. A user or hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we expend significant resources to protect against the threat of these system disruptions and security breaches and may have to spend more to alleviate problems caused by these disruptions and breaches, which could have a material adverse effect on our reputation, ability to retain and store data and our business, financial condition and results of operations.

A failure of our information systems to store, process and report relevant data may reduce management’s effectiveness, interfere with regulatory compliance and increase operating expenses.

We are heavily dependent on the integrity of our data management systems. If these systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to plan, forecast and execute our business plan and comply with applicable laws and regulations, including the Higher Education Act, will be impaired. Any such impairment of our information systems could materially and adversely affect our reputation and our ability to provide student services or accurately budget or forecast operating activity, thereby adversely affecting our financial condition and results of operations.

The personal information that we collect may be vulnerable to breach, theft or loss, and could subject us to liability or adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business and reputation. We collect, use and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of business. Some of this personal information is held and managed by certain of our vendors. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures, such as the procedures we adopted to comply with the Red Flags Rule that was promulgated by the Federal Trade Commission under the federal Fair Credit Reporting Act, which requires the establishment of guidelines and policies regarding identity theft related to student credit accounts, and could require us to make certain notifications of data breaches and restrict our use of personal information. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. While we believe we have taken appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur. Any breach, theft or loss of such personal information could have a material adverse effect on our reputation, could have a material adverse effect on our business, financial condition and results of operations and could result in liability under state and federal privacy statutes and legal actions by state attorneys general and private litigants.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or students may distribute to students in class or post various articles or other third-party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material distributed in class or posted online for class discussions. As a for-profit organization, we may be subject to a greater risk of liability for the unauthorized duplication of materials under the Copyright Act than a non-profit institution of higher education. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on financial resources and management personnel, regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws.

Our success depends, in part, on our ability to protect our proprietary rights and intellectual property. We rely on a combination of copyrights, trademarks, trade secrets, domain names and contractual agreements to protect our proprietary rights. We rely on trademark protection in both the United States and certain foreign jurisdictions to protect our rights to various marks, as well as distinctive logos and other marks associated with them. We also rely on agreements under which we obtain intellectual property or license rights to own or use content developed by faculty members, content experts and other third-parties. We cannot assure that these measures are adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or any foreign jurisdictions, or that third parties will not terminate license rights or infringe upon or otherwise violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to infringe our trademarks, use, duplicate or copy the proprietary aspects of our student recruitment and educational delivery methods, curricula, online resource material and other content. Our management’s attention may be diverted by these attempts and we have in the past, and may in the future, need to use funds in litigation to protect our proprietary rights against any infringement or violation, which could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in disputes from time to time relating to our intellectual property and the intellectual property of third parties.

We have in the past, and may in the future, become parties to disputes from time to time over rights and obligations concerning intellectual property, and we may not always prevail in these disputes. Third parties may allege that we have not obtained sufficient rights in the content of a course or other intellectual property. Third parties may also raise claims against us alleging infringement or violation of the intellectual property of that third party. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our general liability and cyber liability insurance, if any, may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages or license fees to third parties, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to retain key personnel or hire and retain the personnel we need to sustain and grow our business.

Our success depends largely on the skills, efforts and motivations of our executive officers, who have significant experience with our business and within the education industry. Due to the nature of the education industry, we face significant competition in attracting and retaining personnel who possess the skills necessary to sustain and grow our business. The loss of the services of any of our key personnel, or failure to attract and retain other qualified and experienced faculty members and staff members on acceptable terms, could impair our ability to sustain and grow our business.

Our business may be affected by changing economic conditions.

The United States economy and the economies of other key industrialized countries currently have recessionary characteristics, including reduced economic activity, increased unemployment and substantial uncertainty about the financial markets. In addition, homeowners in the United States have experienced an unprecedented reduction in wealth due to the decline in residential real estate values across much of the country. The reduction in wealth, unavailability of credit and unwillingness of employers to sponsor non-traditional educational opportunities for their employees could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks and other acts of violence or war, natural disasters or breaches of security could have an adverse effect on our operations.

Terrorist attacks and other acts of violence or war, hurricanes, earthquakes, floods, tornados and other natural disasters or breaches of security at our educational sites could disrupt our operations. Terrorist attacks and other acts of violence or war, natural disasters or breaches of security that directly impact our physical facilities, online offerings or ability to recruit and retain students and employees could adversely affect our ability to deliver our programs to our students and, thereby, adversely affect our business, financial condition and results of operations. Furthermore, terrorist attacks and other acts of violence or war, natural disasters or breaches of security could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

The economic downturn may affect the Company’s real estate business.

The downturn in the United States economy in general, and the real estate industry specifically, has negatively affected our real estate operation that develops, leases and sells residential properties in Rapid City, South Dakota. Currently, our real estate operation is marketing two condominium developments. To date only a small number of condominium units have been sold. Our real estate operation plans to build additional condominium buildings and units only upon the achievement of the sale of a substantial number of the currently available condominium units. Unless the United States economy and the real estate market improve, we may be forced to sell the condominium units at a loss or attempt to lease them, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

We may be unable to cause our common stock to be listed on the NASDAQ Stock Market or to meet the continued listing requirements, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.

We have applied to have our common stock listed on the NASDAQ Global Market in connection with this offering. However, there can be no assurance that we will be able to meet NASDAQ’s initial listing requirements or, if our common stock is listed on NASDAQ, that we will be able to continue to meet NASDAQ’s continued listing requirements or any new requirements.

If we are unable to cause our common stock to be listed or, if listed, maintain our listing, on the NASDAQ Stock Market, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•

a determination that the common stock is a “penny stock” that will require brokers trading it to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage;

•	limited trading volume and liquidity; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Future sales of our common stock in the public market and other share issuances could lower our stock price and cause substantial dilution.

We may sell additional common stock in subsequent public offerings. We may also issue additional common stock to finance future acquisitions. The issuance of additional common stock would have a dilutive effect on your ownership interest in the Company. In addition, we cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued under our 2009 Stock Option and Compensation Plans or pursuant to our 2,800,000 outstanding warrants), or the perception that such issuance could occur, may adversely affect prevailing market prices for our common stock.

A significant portion of our outstanding common stock will be released from restrictions on resale in the near future. Future sales of shares by existing stockholders, including sales pursuant to this offering, could cause our stock price to decline.

Upon the completion of this offering, we will have 25,317,653 outstanding shares of common stock. This number includes 7,000,000 shares being sold in this offering, which may be resold immediately in the public market. While a substantial portion of our total outstanding shares are restricted from immediate resale under the federal securities laws, restricted stock agreements and the lock-up agreements between certain of our current stockholders and the underwriters described in the section entitled “Underwriting,” such shares may be sold into the market in the near future. The shares subject to the lock-up agreements will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of Stifel Nicolaus, is 180 days (subject to an extension of no more than 18 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us) after the date of this prospectus. In addition, Stifel Nicolaus may release all or a portion of these shares subject to lock-up agreements at any time without notice.

In addition to the lock-up agreements, the shares issued to the former Dlorah stockholders in connection with our transaction with Dlorah are also subject to resale limitations under Rule 144 of the Securities Act, including that they will not be available for resale, unless registered, before December 1, 2010.

In addition, we have issued to our management an aggregate of 219,048 shares of restricted common stock under our 2009 Stock Option and Compensation Plan, or the Incentive Plan, and 25,000 shares of restricted common stock outside of our Incentive Plan. These restricted shares will vest, if at all, in accordance with the terms of the restricted stock agreements governing such grants. These restricted shares are also subject to the resale limitations of Rule 144 of the Securities Act.

The period immediately following expiration of the lock-up agreements, and lapse of the restrictions on the restricted stock, may experience relatively higher levels of selling activity potentially resulting in decreases in the prices of our stock.

Future stock option exercises may result in additional shares being resold into the public market putting downward pressure on the price of our stock.

We plan to file a Form S-8 registration statement under the Securities Act shortly after the date of this prospectus to register 1,300,000 shares of our common stock issuable under our Incentive Plan. The Form S-8 registration statement will be effective upon filing with the Securities and Exchange Commission. As a result, after the effective date of the Form S-8 registration statement, shares issued under our Incentive Plan and covered by the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Incentive Plan rules and Rule 144 limitations applicable to affiliates described in the section entitled “Shares Eligible for Future Sale — Registration on Form S-8” and, to the extent applicable, the lock-up agreements described in the section entitled “Underwriting.” Any resales may have a negative downward pressure on the price of our stock.

Stockholders having registration rights could exercise those rights and resell substantial amounts of stock resulting in downward pressure on the price of our stock.

Certain of our stockholders, including our majority stockholders and initial stockholders or their permitted transferees, are entitled under the terms of two different registration rights agreements, to demand that we register the resale of their common stock. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our common stock. The sale by any of the foregoing could cause the market price of our securities to decline.

The exercise of warrants issued as consideration to the former Dlorah stockholders in connection with our transaction with Dlorah may have an effect on the value of your investment and control of the Company.

In connection with our transaction with Dlorah, we issued warrants to purchase up to 2,800,000 shares of common stock to former Dlorah stockholders. The warrants have an exercise price of $5.50 per share and an expiration date of November 22, 2011. Further, the warrants may be exercised on a cashless basis, which means that the warrantholders can exercise the warrants by taking the value represented by the difference between the market price of the common stock and the exercise price of the warrants, and applying that value to purchase common stock. If the warrants are exercised on a cashless basis, the warrantholder does not have to pay cash for purchase of the common stock, and thus we would not receive the benefit of the exercise price. Regardless of whether these warrants are exercised in full or in part, or on a cashless basis, any exercise will have a dilutive impact on our common stock and reduce your percentage ownership of the Company. Furthermore, the additional common stock issuable upon the exercise of these warrants may affect the ability of the former Dlorah stockholders to control the Company.

The price of our common stock may be volatile, and as a result returns on an investment in our common stock may be volatile.

We completed our initial public offering in November 2007, and between that time and November 2009, we were a “special-purpose acquisition company,” with no business operations other than seeking a potential business combination. We have only been an operating company since the consummation of our transaction with Dlorah on November 23, 2009. Even since November 23, 2009, trading in our common stock has been limited and, at times, volatile. An active trading market for our common stock may not be sustained, and the trading price of our common stock may decline or fluctuate substantially.

The price of the common stock may decline or fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings, enrollments or net course registrations or fluctuations in our operating results or in the expectations of securities analysts;

•	the depth and liquidity of the market for our common stock;

•	general economic conditions and trends;

•	catastrophic events;

•	sales of large blocks of our stock; or

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We are incurring significant costs as a result of operating as a public company that we have not previously incurred, and our management and key employees are, and will continue to be, required to devote substantial time to compliance initiatives.

We have been a public company since November 29, 2007, but between that date and November 23, 2009, we were a special-purpose acquisition company with no business operations, other than seeking a potential business combination. Our management’s experience as a public operating company began just recently on November 23, 2009, following the completion of our transaction with Dlorah. Thus, our experience as an operating public company has been limited. In that limited time, though, we have already incurred significant legal, accounting and other expenses that we did not incur before our transaction with Dlorah and that Dlorah did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission have imposed various new requirements on public companies, including with respect to public disclosure, internal control, corporate governance practices and other matters. Our management and other personnel are devoting substantial amounts of time to these new compliance initiatives. Moreover, these rules and regulations have significantly increased our legal and financial compliance costs and have made some activities more time-consuming and costly. In addition, we have and will continue to incur additional costs associated with our public company reporting requirements. We may incur significant costs to remediate any significant deficiencies or material weaknesses we or our auditors may identify. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

We may be exposed to potential risks relating to internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing our financial statements must also attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting as well as the operating effectiveness of our internal controls. Neither the Company nor Dlorah has previously been subject to these requirements and we will be required to evaluate our internal control systems to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our Annual Report on Form 10-K beginning with the fiscal year ending May 31, 2011.

As a result, we may be required to expend significant resources to develop the necessary documentation and testing procedures required by Section 404, and there is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, there can be no assurance that we will receive the required attestation from the independent registered public accounting firm. If we identify material weaknesses in internal controls that cannot be remediated in a timely manner or we are unable to receive an attestation from the independent registered public accounting firm with respect to our internal controls, investors and others with whom we do business may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

Our principal stockholder will be able to exercise significant influence over matters requiring stockholder approval.

After completion of this offering, including the exercise of the underwriters over allotment option, Robert D. Buckingham, chairman of our board of directors, will beneficially own approximately 50.6% of our outstanding common stock, assuming full exercise of the warrants issued in connection with our transaction with Dlorah. As a result, Mr. Buckingham will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, equity compensation plans and significant corporate transactions. For example, Mr. Buckingham may vote against a transaction involving an actual or potential change of control of the Company or other transaction that you may deem to be in the stockholders’ best interests.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Student population varies as a result of new enrollments, graduations and student attrition. While our number of enrolled students has grown in each sequential quarter over the past three years, the number of enrolled students has been proportionally greatest in the fourth quarter of each respective fiscal year. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions and increased enrollments of students. These fluctuations may result in volatility in our results of operations and have an adverse effect on the market price of our common stock.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of the Company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our second amended and restated certificate of incorporation, Delaware law and regulations of state and federal education agencies may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Anti-takeover provisions of our second amended and restated certificate of incorporation, Delaware law and regulations of state and federal education agencies could diminish the opportunity for stockholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no current plans to issue any preferred stock, our board of directors, without further stockholder approval, may issue up to 1,000,000 shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, as a Delaware corporation, we are subject to provisions of the Delaware General Corporation Law, or DGCL, regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, the Higher Learning Commission and state education agencies for a change in control transaction could also delay, deter or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the DGCL, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by our board.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934 as amended, or the Exchange Act. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other words that convey uncertainty of future events, future financial performance, expectations, regulation or outcomes to identify these forward-looking statements. These forward-looking statements include, without limitation, statements regarding proposed new programs, statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance, and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications that such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include:

•	our ability to comply with the extensive and changing regulatory framework applicable to our industry, including Title IV, state laws and regulatory requirements and accrediting agency requirements;

•	the pace of growth of our enrollment;

•	our conversion of prospective students to enrolled students and our retention of active students;

•	our ability to update and expand the content of existing programs and the development of new programs in a cost-effective manner or on a timely basis;

•	the competitive environment in which we operate;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execution of our business and growth strategies;

•	our ability to maintain and expand existing commercial relationships with various corporations and U.S. Armed Forces and develop new commercial relationships;

•	our ability to adjust to the changing economic conditions;

•	our ability to use advances in technology that could enhance the online experience for our students;

•	our ability to sell the condominium units we own, and the general condition of the real estate market, in Rapid City, South Dakota;

•	our estimated financial results or performance;

•	our financial performance generally; and

•

other factors discussed in this prospectus under the caption “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Regulatory Matters.”

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this prospectus to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 3,500,000 shares of common stock in this offering (based on an assumed public offering price of $            per share, the last reported sale price of our common stock on                     , 2010) will be approximately $            , after deducting estimated offering expenses of $            and underwriting discounts and commissions. If the underwriters exercise the over-allotment option in full, we anticipate that our net proceeds from the sale of 4,550,000 shares of common stock will be approximately $            , after deducting estimated offering expenses and underwriting discounts and commissions. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

Primary purposes of this offering are to raise additional capital, create a broader public market for our common stock, allow us easier and quicker access to the public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future investors and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

We plan to apply our anticipated net proceeds as follows:

•	$ for repayment of all of our outstanding debt;

•	$ for a special dividend to our Class A common stockholders and common stockholders;

•	$ for growth initiatives (including academic programs, services for students and faculty and expansion of educational sites); and

•	$ for working capital and other general corporate purposes, including potential future acquisitions.

We will declare a special dividend that will be payable promptly after the completion of this offering to our Class A common stockholders and common stockholders of record immediately prior to the completion of this offering. The aggregate amount of the special dividend will be approximately $11.1 million, or (a) approximately $0.64 per share of common stock into which Class A common stock is convertible payable to holders of Class A common stock and (b) approximately $ 0.16 per share of common stock payable to holders of common stock. In particular, the special dividend to be paid on the Class A common stock, of which Robert D. Buckingham, the chairman of our board of directors, holds beneficial ownership, will be approximately $10.1 million. As set forth in our second amended and restated certificate of incorporation, the holders of Class A common stock are entitled to a quarterly accruing dividend equal to $0.11 (for a total of $0.44 per year) per share of common stock into which such Class A common stock is convertible for each of the Company’s eight successive fiscal quarters following the first issuance of Class A common stock, paid when and if declared by our board of directors. If a dividend is paid on the Class A common stock, we must also declare and pay a dividend on the common stock equal to one-fourth of the per share amount of any Class A common stock dividend paid. Prior to the completion of this offering, all Class A common stock will be converted into common stock. The payment of the special dividend will represent the aggregate amount of the dividend that will be foregone by the Class A common stockholders by converting their Class A common stock into common stock in connection with this offering and the corresponding required dividend to the common stockholders, using a present value discount to reflect that the dividend will be paid in advance of when it is otherwise payable.

We have no current agreements or other commitments for material acquisitions. With respect to the Company’s indebtedness that will be discharged with the proceeds from the offering, the interest rate and maturity of such indebtedness are set forth below.

Lender	Amount Outstanding as of February 28, 2010 (in thousands)	Maturity Date	Interest Rate
Great Western Bank	$3,328	February 2014	6.45%
Wells Fargo Bank	468	June 1, 2011	6.00%
Great Western Bank	449	March 26, 2012	Prime plus 3.25%
Great Western Bank	388	November 28, 2012	Prime plus 3.25%
Great Western Bank	236	August 17, 2011	Prime plus 3.25%
Great Western Bank	157	May 18, 2011	Prime plus 3.25%
Great Western Bank	34	May 18, 2010	Prime plus 3.25%
Great Western Bank	88	December 8, 2010	Prime plus 3.25%
Great Western Bank	55	September 25, 2010	Prime plus 3.25%
Great Western Bank	6	June 2, 2010	Prime plus 3.25%

Notwithstanding our anticipated use of net proceeds, our board of directors will have ultimate discretion over their use. Other priorities may develop following the closing of this offering that we could not anticipate and to which our board of directors determines these proceeds would be more effectively applied. The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including treasury bills, commercial paper, certificates of deposit, securities issued by United States government agencies, money market funds, repurchase agreements and other similar investments.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Over-the-Counter Bulletin Board under the symbol “NAUH.” On March 19, 2010, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $10.00 per share.

The following table sets forth the high and low bid price and dividends paid per share of our common stock by quarter for our past two fiscal years and for the current fiscal year ending May 31, 2010 (through March 19, 2010). The over-the-counter market quotations listed below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fiscal 2008			Fiscal 2009			Fiscal 2010 (through March 19, 2010)
	Dividends Paid	High	Low	Dividends Paid	High	Low	Dividends Paid	High	Low
First Quarter	—	—	—	—	$7.52	$7.31	—	$7.81	$7.55
Second Quarter	—	—	—	—	$7.55	$6.60	—	$7.90	$7.30
Third Quarter	—	$7.20	$7.02	—	$7.63	$7.12	$0.0275	$11.00	$7.00
Fourth Quarter	—	$7.31	$7.20	—	$7.67	$7.60	$0.0275	$9.00	$7.25

There were 28 holders of record of our common stock as of March 10, 2010.

OUR DIVIDEND POLICY

Prior to our transaction with Dlorah, we did not pay any dividends. As set forth in our second amended and restated certificate of incorporation, the holders of our Class A common stock are entitled to a quarterly accruing dividend equal to $0.11 (for a total of $0.44 per year) per share of common stock into which such Class A common stock is convertible for each of the Company’s eight successive fiscal quarters following the first issuance of Class A common stock, paid when and if declared by our board of directors. If a dividend is paid on the Class A common stock, we must also declare and pay a dividend on the common stock equal to one-fourth of the amount of the dividend paid to the Class A common stock. In that regard, we have paid two dividends on the Class A common stock and common stock, with payable dates of January 4, 2010 and March 20, 2010. For each of those dividends, the record holders of Class A common stock received a dividend equal to $0.11 per share of common stock into which such Class A common stock was convertible, and the holders of common stock received a dividend of $0.0275 per share.

We will also declare a special dividend that will be payable promptly after the completion of this offering to our Class A common stockholders and common stockholders of record immediately prior to the completion of this offering. The aggregate amount of the special dividend will be approximately $11.1 million, or (a) approximately $0.64 per share of common stock into which a share of Class A common stock is convertible payable to holders of Class A common stock and (b) $ 0.16 per share of common stock payable to holders of common stock. In particular, the special dividend to be paid in respect of Class A common stock, of which Robert D. Buckingham, the chairman of our board of directors, holds beneficial ownership, will be approximately $10.1 million. Prior to the completion of this offering, all Class A common stock will be converted into common stock. The payment of the special dividend will represent the aggregate amount of the dividend that will be foregone by the Class A common stockholders by converting their Class A common stock into common stock in connection with this offering and the corresponding required dividend to the common stockholders, using a present value discount to reflect that the dividend will be paid in advance of when it is otherwise payable.

Because there will be no Class A common stock outstanding following its conversion into common stock prior to the consummation of this offering, we will have no further obligation to accrue or pay dividends on any of our outstanding capital stock. Nevertheless, to the extent that funds are available, our board of directors currently intends to continue paying dividends on our common stock. The payment of any dividends in the future, however, will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board of directors. As a result, we cannot assure you of any future dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 30, 2009:

•	on an actual basis; and

•

on a pro forma basis, giving effect to (i) our sale of 3,500,000 shares of our common stock in this offering (at the assumed public offering price of $            per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, expected to be approximately $            ); (ii) the conversion of all of our outstanding Class A common stock into 15,730,000 shares of our common stock, which is expected to occur prior to the completion of this offering; and (iii) the payment of a special dividend to our Class A common stockholders in connection with the conversion of their Class A common stock to common stock, and a corresponding dividend to our common stockholders, in an aggregate amount equal to $11,105,858.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 30, 2009
	Actual	Pro Forma
	(In thousands, except share data)
Cash and cash equivalents	$26,637	$

Capital lease obligations	0
Total indebtedness	9,534
Stockholders’ equity:
Undesignated preferred stock: $0.0001 par value; 1,000,000 shares authorized, no shares issued and outstanding, actual and pro forma	0
Class A common stock: $0.0001 par value; 100,000 shares authorized, 100,000 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma	0
Common stock: $0.0001 par value; 50,000,000 shares authorized, 6,031,105 shares issued and outstanding, actual; 50,000,000 shares authorized, shares issued and outstanding, pro forma(1)	1
Additional paid-in capital	17,679
Retained earnings	10,318
Accumulated other comprehensive income	118

Total Company stockholders’ equity	28,116
Non-controlling interest	(315)

Total equity	27,801

Total capitalization	$37,335	$

(1)

The outstanding share information as of November 30, 2009 shown in the table above excludes 1,112,500 shares of common stock reserved and unissued under our Incentive Plan and 2,800,000 shares of common stock issuable upon the exercise of warrants outstanding as of November 30, 2009.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows our selected consolidated financial and operating data for each of the fiscal years ended May 31, 2009 and 2008 and the six months ended November 30, 2009 and 2008. Dlorah was the accounting acquirer in our transaction with Dlorah described elsewhere in this prospectus. Accordingly, our historical financial information reflects the operations of Dlorah. The selected consolidated statements of financial data for the fiscal years ended May 31, 2009 and 2008 are derived from Dlorah’s audited consolidated financial statements prepared in accordance with GAAP, which appear elsewhere in this prospectus. The selected statement of financial and operating data as of November 30, 2009 and for the six months ended November 30, 2009 and 2008 have been derived from our unaudited financial statements, which are presented elsewhere in this prospectus and include, in management’s opinion, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The selected statement of balance sheet data as of November 30, 2008 has been derived from Dlorah’s books and records and is not presented elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended May 31,		Six Months Ended November 30,
	2009	2008	2009	2008
	(dollars in thousands, except per share data)
Income Statement
Total Revenues	$62,584	$49,457	$40,701	$27,710
Costs and Expenses:
Cost of educational services	12,816	10,871	7,385	5,980
Selling, general and administrative	42,208	36,901	23,563	19,133
Auxiliary expense	1,595	1,523	1,036	789
Cost of condominium sales	558	122	166	176
Loss on disposition of property and equipment	3	5	0	0

Total Costs and Expenses	57,180	49,422	32,150	26,078
Income from Operations	5,404	35	8,551	1,632

Other Income (Expense)	(499)	(649)	(148)	(146)

Income (Loss) before Income Taxes	4,905	(614)	8,403	1,486

Income Tax Expense	(1,797)	231	(3,456)	(530)

Net Income (Loss)	3,108	(383)	4,947	956

Net Loss (Income) attributable to non-controlling interest	13	(37)	16	(32)

Net Income (Loss) attributable to the Company	$3,121	$(420)	$4,963	$924

Income from operations per Class A Share
Basic	$31.21	$(4.20)	$47.53	$9.24
Diluted	31.21	(4.20)	47.46	9.24
Income from operations per Common Share
Basic	0.00	0.00	0.22	0.00
Diluted	0.00	0.00	0.22	0.00

Balance Sheet
Total Assets	$28,865	$28,162	$54,691	$28,865
Long-Term Obligations	$10,972	$13,041	$8,337	$11,619
Cash Dividends declared per Class A Share	$2.00	$2.00	$0.11 [1]	$0.00
Cash Dividends declared per Common Share	$0.00	$0.00	$0.0275	$0.00

	Year Ended May 31,		Six Months Ended November 30,
	2009	2008	2009	2008
	(dollars in thousands, except per share data)
Weighted Average Shares
Basic EPS
Class A	100,000	100,000	100,000	100,000
Common	0	0	227,589	0
Diluted EPS
Class A	100,000	100,000	100,000	100,000
Common	0	0	262,788	0

Other Data (Unaudited)
Loss from Real Estate Operations Before Taxes	$(1,357)	$(1,560)	$(1,006)	$(465)
EBITDA[2]	$7,662	$2,241	$9,702	$2,865
Student Headcount (for Winter quarter of the fiscal year)[3]	5,755	4,708	7,989	5,755

[1]	Calculated on an as-converted to common stock basis.
[2]

Consists of income attributable to the Company, less income from non-controlling interest, plus loss from non-controlling interest, minus interest income, plus interest expense, plus income taxes, plus depreciation and amortization. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies and is therefore limited as a comparative measure. Furthermore, as an analytical tool, EBITDA has additional limitations, including that (a) it is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments; (b) it does not reflect changes in, or cash requirements for, our working capital needs; and (c) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements, or future requirements for capital expenditures or contractual commitments. To compensate for these limitations, we evaluate our profitability by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of cash flows from operations and through the use of other financial measures.

We believe EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to certain non-cash expenses (such as depreciation and amortization) and expenses that are not reflective of our core operating results over time. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure, the method by which assets were acquired and non-cash charges, and provides us with additional useful information to measure our performance on a consistent basis, particularly with respect to changes in performance from period to period.

[3]	Student headcount is based on the headcount as of the last day of the university’s Winter term, which runs from December to February.

The following table provides a reconciliation of net income attributable to the Company to EBITDA:

	Year Ended May 31,		Six Months Ended November 30,
	2009	2008	2009	2008
	(dollars in thousands)
Net Income (Loss) attributable to the Company	$3,121	$(420)	$4,963	$924
(Income) Loss attributable to non-controlling interest	(13)	37	(16)	32
Interest Income	(242)	(282)	(119)	(129)
Interest Expense	834	1,023	315	438
Income Taxes	1,797	(231)	3,456	530
Depreciation and Amortization	2,165	2,114	1,103	1,070

EBITDA	$7,662	$2,241	$9,702	$2,865

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations, and involves risks and uncertainties. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Background

National American University, or NAU, is a regionally accredited, for-profit, multi-campus institution of higher learning offering Associate, Bachelor’s and Master’s degree programs in business-related disciplines, such as accounting, applied management, business administration and information technology, and in healthcare-related disciplines, such as nursing and healthcare management. Courses are offered through educational sites as well as online via the Internet. Operations include 18 educational sites located in Colorado, Kansas, Minnesota, Missouri, New Mexico, South Dakota and Texas, and distance learning operations and central administration offices located in Rapid City, South Dakota.

NAU currently provides courses to approximately 3,600 students who take courses only at its physical locations, provides courses to more than 3,100 students who take only online courses, and provides courses to over 1,000 students who take courses in a combined manner using the physical campus location and the online delivery method. NAU also provides instruction through affiliated institutions to approximately 4,000 additional students online.

The real estate operations consist of apartment facilities, condominiums and other real estate holdings in Rapid City, South Dakota. The real estate operations, which generate approximately 3% of our revenues, are not expected to expand beyond the real estate we currently own in Rapid City, South Dakota.

Key Financial Results Metrics

Revenue. Revenue is derived mostly from NAU’s operations. Approximately 92% of our revenue is generated from NAU’s academic revenue, which consists of tuition and fees assessed at the start of each term. The remainder of our revenue comes from NAU’s auxiliary revenue from sources such as NAU’s food services, bookstore, dormitory and motel operations and the real estate operations rental income and condominium sales. Tuition revenue is reported net of adjustments for refunds and scholarships and is recognized on a daily basis over the length of the term. Upon withdrawal, students generally are refunded tuition based on the uncompleted portion of the term. Auxiliary revenue is recognized when earned.

Factors affecting net revenue include:

•	the number of students who are enrolled and who remain enrolled in courses throughout the term;

•	the number of credit hours per student;

•	the student’s degree and program mix;

•	changes in tuition rates;

•	the affiliates with which NAU is working as well as the number of students at the affiliates; and

•	the amount of scholarships for which students qualify.

We record unearned tuition for academic services to be provided in future periods. Similarly, we record a tuition receivable for the portion of the tuition that has not been paid. Tuition receivable at the end of any calendar quarter largely represents student tuition due for the prior academic quarter. Based upon past experience and judgment, we establish an allowance for doubtful accounts to recognize those receivables we anticipated will not be paid. Any uncollected account more than six months past due on students who have left NAU is charged against the allowance. Bad debt expense as a percentage of revenues for the fiscal years ended May 31, 2009 and 2008 was 2.6% and 2.7%, respectively.

We define enrollments for a particular reporting period as the number of students registered in a course on the last day of the reporting period. Enrollments are a function of the number of continuing students registered and the number of new enrollments registered during the specified period. Enrollment numbers are offset by inactive students, graduations and withdrawals occurring during the period. Inactive students for a particular period are students who are not registered in a class and, therefore, are not generating net revenue for that period.

We believe the principal factors affecting NAU’s enrollments and net revenue are the number and breadth of the programs being offered; the effectiveness of our marketing, recruiting and retention efforts; the quality of our academic programs and student services; the convenience and flexibility of our online delivery platform; the availability and amount of federal and other funding sources for student financial assistance; and general economic conditions.

The following chart is a summary of our student enrollment on February 28, 2010, and February 28, 2009, by degree type and by instructional delivery method.

			% Growth for same quarter over prior year
	February 28, 2010 (Winter ’10 Qtr)	February 28, 2009 (Winter ’09 Qtr)
	Number of Students	Number of Students
Graduate	323	239	35.1%
Undergraduate and Diploma	7,666	5,516	39.0%

Total	7,989	5,755	38.8%

On-Campus	3,667	3,060	19.8%
Online	3,198	2,040	56.8%
Hybrid	1,124	655	71.6%

Total	7,989	5,755	38.8%

We experienced almost a 30% growth in enrollment in fiscal year 2009 over fiscal year 2008. This growth was a significant increase over our historic enrollment growth, which has averaged approximately 9.4% annually since 1998. We believe this recent growth is attributable to four main factors: investment in the expansion and development of physical locations; investment in the expansion of current academic programs and development of new academic programs; the development of a disciplined student recruitment process; and the current economic downturn, in which many working adults have decided to utilize education to obtain a job, advance in a job or retain their current job. We also believe we have realized a significant increase in enrollments since 2005 due to our investment of approximately $20 million to expand and develop physical locations and academic programming. In addition, we believe that our strategic plan was critical in obtaining the growth and results of operations that we have seen over the last year.

We plan to continue expanding and developing our academic programming, opening additional physical locations and, potentially, making acquisitions. This growth will be subject to applicable regulatory requirements and market conditions. With these efforts, we anticipate our positive enrollment trends will continue. To the extent the economic downturn has caused enrollment growth, our ability to maintain or increase that portion of our growth will depend on how economic factors are perceived by our target student market in relation to the advantages of pursuing higher education. If current market conditions continue, we believe that the extent to which these enrollment trends will continue will be correlated with the opening of additional physical locations, the number of programs that are developed, the number of programs that are expanded to other locations, and, potentially, the number of locations and programs added through acquisitions. If market conditions decline or if we are unable to open new physical locations, develop or expand academic programming or make acquisitions, whether as a result of regulatory limitations or other factors, our growth rate will likely return to more historic levels.

Expenses. Expenses consist of cost of educational services, selling, general and administrative, auxiliary expenses, the cost of condominium sales, and the loss on disposition of property and equipment. Cost of educational services expenses contain expenditures attributable to the educational activity of NAU. This expense category includes salaries and benefits of faculty and academic administrators, costs of educational supplies, faculty reference and support material and related academic costs. Selling, general and administrative expenses include the salaries of the learner services positions (and other expenses related to support of students), salaries and benefits of admissions staff, marketing expenditures, salaries of other support and leadership services (including finance, human resources, compliance and other corporate functions), as well as depreciation, rent for campus facilities, bad debt expenses and other related costs associated with student support functions. Auxiliary expenses include expenses for the cost of goods sold, including costs associated with books, clothing, food and textbook shrinkage. The cost of condominium sales is the expense related to condominiums that are sold during the reporting period. The loss on disposition of property and equipment expense records the cost of discontinued assets that are no longer used by us.

Factors affecting comparability

Set forth below are selected factors we believe have had, or which we expect to have, a significant effect on the comparability of our recent or future results of operations:

Introduction of new programs and specializations. We plan to develop additional degree and diploma programs and specializations over the next several years. When introducing new programs and specializations, we invest in curriculum development, support infrastructure and marketing research. Revenues associated with these new programs are dependent upon enrollments, which are lower during the periods of introduction. During this period of introduction and development, the rate of growth in revenues and operating income has been, and may be, adversely affected, in part, due to these factors. Historically, as the new programs and specializations develop, increases in enrollment are realized, cost-effective delivery of instructional and support services are achieved, economies of scale are recognized and more efficient marketing and promotional processes are gained.

Public company expenses. As a public company, we have begun and will continue to incur significant additional costs and expenses such as increased legal and audit fees, professional fees, director and officer insurance costs, board of director fees and expenses related to compliance with the Sarbanes-Oxley Act regulations and preparing and distributing periodic reports in compliance with obligations under the federal securities laws. In addition, we will likely have to hire additional personnel and expand our administrative functions to become compliant, and maintain compliance, with the regulatory obligations of being a public company. We estimate that the additional costs of being a public company will be between $1.0 million and $2.0 million annually, which we expect to fund through cash provided by operating activities.

Stock-based compensation. We expect to incur increased non-cash, stock based compensation expense in connection with existing and future issuances under our Stock Plan or other equity incentive plans.

Seasonality. Our operations are generally subject to seasonal trends. While we enroll students throughout the year, summer and winter quarter new enrollments and revenue are generally lower than enrollments and revenue in other quarters due to the traditional custom of summer breaks and the holiday break in December and January. In addition, we generally experience an increase in enrollments in the fall of each year when most students seek to begin their post-secondary education.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Management evaluates its estimates and judgments, including those discussed below, on an ongoing basis. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to the financial statements. We believe the following critical accounting policies involve more significant judgments and estimates than others used in the preparation of our financial statements:

Revenue recognition. Academic revenue represented approximately 90.9% and 89.4% of revenue for the fiscal years ended May 31, 2009 and 2008, respectively. We recognize revenue from tuition on a daily basis over the length of the respective term. Academic revenue also includes certain fees and charges assessed at the start of each term. If a student drops or withdraws from a course during the first week of classes, we refund 100% of the charges for tuition and fees, beyond the first week but during the first 60% of scheduled classes, the percentage of tuition charges refunded is based on a daily proration on a percent of the term completed. If the last day of attendance is beyond 60% of the scheduled classes, tuition and fees are not refunded. Deferred revenue and student deposits in any period represent the excess of tuition, fees and other student payments received as compared to amounts recognized as revenue on the statement of operations, and are reflected as current liabilities on the balance sheet.

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of the students to make required payments. We determine the adequacy of the allowance for doubtful accounts based on an analysis of aging of the accounts receivable and with regard to historical bad debt experience. Accounts receivable balances are generally written off when deemed uncollectible at the time the account is returned by an outside collection agency. However, accounts that are 180 days old are fully reserved and management continues collection efforts until it is determined that the possibility of collection is unlikely. Bad debt expense is recorded as a selling, general and administrative expense. As of May 31, 2009 and 2008, the allowance for doubtful accounts was approximately $115,000 and $35,000, respectively. During the fiscal years ended May 31, 2009 and May 31, 2008, bad debt expense was $1,638,000 and $1,357,000, respectively. The bad debt expense was 2.6% and 2.7% of total revenue for the fiscal years ended May 31, 2009 and 2008, respectively.

Regulation of Federal Student Financial Aid Programs

For the fiscal years ended May 31, 2009 and May 31, 2008, we derived cash receipts equal to approximately 71.6% and 67.7%, respectively, of the net revenue from tuition provided by federal student financial aid programs authorized by Title IV.

During the fiscal years ended May 31, 2009 and May 31, 2008, student loan programs, including Title IV programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general and other parties. The added scrutiny includes lending practices related to such programs and potential conflicts of interest between educational institutions and their lenders. As a result, Congress has passed new laws, the Department of Education has enacted stricter regulations and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools and school personnel. The effect of such actions may result in increased costs of managing Title IV programs and other student loan programs, although we are unable to calculate or determine such impact at this time.

In addition, the recent disruptions in the credit markets and adverse market conditions for consumer loans in general have affected the student lending marketplace. These disruptions have caused some lenders to cease providing Title IV loans to students and caused others to reduce the benefits and increase the fees for the Title IV loans they provide. Some of the lenders with whom we regularly deal have announced decisions to stop participating in the Title IV loan market. However, we believe that to date there have been no material disruptions in the availability of Title IV loans to our students. We are approved by the Department of Education to participate in the Federal Direct Loan Program under which the Department of Education, rather than a private lender, makes the loans to students, and we are prepared for our students to begin receiving loans under that program if it is determined that such lending is necessary to continue providing students access to Title IV loans. The conditions in the market, including the effect of recent legislation aimed at broadening access to Title IV loans, are continuing to evolve, and the ultimate impact of such market conditions on our business, if any, cannot be determined at this time.

Results of Operations — Six Months Ended November 30, 2009 Compared to Six Months Ended November 30, 2008

National American University Holdings, Inc.

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Six Months Ended November 30, 2009 In percentages	Six Months Ended November 30, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Cost of educational services	18.1	21.6
Selling, general and administrative	57.9	69.0
Auxiliary expense	2.5	2.8
Cost of condominium sales	0.4	0.6

Total operating expenses	79.0	94.1

Operating income (loss)	21.0	5.9

Interest expense	(0.8)	(1.6)
Interest income	0.3	0.5
Gain (loss) on disposition of property and equipment	0.0	0.4
Other income	0.1	0.2

Income before income taxes	20.6	5.4
Income tax (expense) benefit	(8.5)	(1.9)
Net income attributable to non-controlling interest	0.0	(0.1)

Net income attributable to the Company	12.2	3.3

For the six months ended November 30, 2009, we generated $40.7 million in revenue, an increase of 46.9% compared to the same period in 2008. This increase was attributable to enrollment growth, an average tuition increase of 4.4% effective September 2009, additional students served through affiliated institutions, continued geographic and programmatic expansion and revenue from condominium sales. Our revenue for the six months ended November 30, 2009 consisted of $40.0 million from our NAU operations and $0.7 million from our other operations. Total operating expenses were $32.2 million or 79.0% of total revenue for the six months ended November 30, 2009, an increase of 23% compared to the same period in 2008. Income from operations was $8.6 million or 21% of net revenue for the six months ended November 30, 2009, an increase of 424% compared to the same period in 2008. Net income was $5.0 million or 12.2% of net revenue for the six months ended November 30, 2009, an increase of 437.1%, compared to the same period in 2008. We believe the enrollment increase, consistent with our investment in new physical sites and programs, expansion of existing programs to new markets, a weaker economy and improved operating efficiencies were the primary reasons for our improved operating margins. We also believe that our strategic plan was a key asset to enable us to manage and monitor these driving forces. Additional details describing results are provided in the business sections discussion below.

NAU

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Six Months Ended November 30, 2009 In percentages	Six Months Ended November 30, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Cost of educational services	18.5	22.1
Selling, general and administrative	55.6	67.4
Auxiliary expense	2.6	2.9

Total operating expenses	76.6	92.5

Operating income	23.4	7.5

Interest expense	(0.1)	(0.8)
Interest income	0.3	0.5

Income before income taxes	23.5	7.2

Total revenue. The total revenue for NAU for the six months ended November 30, 2009 was $40.0 million, an increase of $13.0 million or 48.0%, as compared to total revenue of $27.0 million for the six months ended November 30, 2008. The increase was primarily due to the enrollment increase, which was consistent with our investment in new program development, program expansion, development of new educational sites and retention initiatives with current student enrollments, over the prior year. In addition, the increase is due to a tuition increase of 4.4% that was effective September 2009. We believe that NAU’s well-defined strategic plan contributed to the increase in the revenues.

The academic revenue for the six months ended November 30, 2009 was $37.3 million, an increase of $12.2 million or 48.7%, as compared to academic revenue of $25.1 million for the six months ended November 30, 2008. The increase was primarily due to the enrollment increase over the prior year. The auxiliary revenue was $2.6 million, an increase of $0.7 million or 37.9%, as compared to auxiliary revenue of $1.9 million for the six months ended November 30, 2008. The increase in auxiliary revenue was primarily due to additional students being served through the growth of our current affiliate relationships and the development of new affiliations whereby the university provides online course delivery services to students enrolled at other institutions and is compensated for those services.

Cost of educational services. The educational services expense as a percentage of total revenue decreased by 3.6% for the six months ended November 30, 2009, to 18.5%, as compared to 22.1% for the six months ended November 30, 2008. This decrease was a result of realizing continued economies of scale through enrollment growth and by counseling students to enroll in online courses, thereby increasing our student to instructor ratios. The educational services expenses for the six months ended November 30, 2009, were $7.4 million, an increase of $1.4 million, or 23.5% as compared to educational expenses of $6.0 million for the six months ended November 30, 2008. This increase was primarily due to increases in instructional compensation and related expenses. These increases were attributable to the increased faculty and staff members needed to provide and maintain the quality of our educational services to our increased student enrollment.

Selling, general and administrative expenses. The selling, general and administrative expense as a percentage of total revenue decreased by 11.8% for the six months ended November 30, 2009, to 55.6%, as compared to 67.4% for the six months ended November 30, 2008. This decrease was primarily the result of the university’s ability to further leverage fixed costs across an increasing revenue base. The selling, general and administrative expenses for the six months ended November 30, 2009, were $22.2 million, an increase of $4.0 million, or 22.0%, as compared to selling, general and administrative expenses of $18.2 million for the six months ended November 30, 2008. The increase was attributed to additional support staff necessary to support our continued growth, increased admissions staff to support our growth plan and larger marketing costs to sustain our growth initiative.

In addition, we track the expenditures associated with new educational sites, new program development and program expansion within the selling, general and administrative expense category. For the six months ended November 30, 2009, the total business expansion and development expenditures were $2.3 million as compared to $1.5 million for the same period the prior year. Included in this total was $1.0 million for the continued development of the Austin, Texas, campus compared to $0.7 million for the same period the prior year, $0.4 million for the expansion and development of hybrid learning centers in Missouri, Minnesota and Colorado as compared to $33,415 for the same period the prior year, and $0.8 million for the continued expansion for the nursing programs in Denver, Colorado, and Bloomington, Minnesota, as compared to $0.4 million for the same period the prior year.

Auxiliary. Auxiliary expenses for the six months ended November 30, 2009 were $1.0 million, an increase of $0.2 million, or 31.3%, as compared to auxiliary expenses of $0.8 million for the six months ended November 30, 2008. This increase was primarily the result of the increase in cost of books resulting from higher book sales.

Interest expense. Interest expense for the six months ended November 30, 2009 was $56,000, a decrease of $166,000, or 74.8%, as compared to the six months ended November 30, 2008. This decrease was consistent with the university’s cash management policy to minimize use of lines of credit and effectively utilize our current operating resources.

Interest income. Interest income for the six months ended November 30, 2009, was $119,000, a decrease of $10,000, or 7.8%, as compared to the six months ended November 30, 2008. This decrease was reflective of the university’s plan to focus on capital preservation and managing investment risk given the current economic environment. In addition, the ability of the university to maximize interest income has declined due to the unavailability of higher yielding investment instruments.

Income before taxes. The income before non-controlling interest and taxes for the six months ended November 30, 2009, was $9.4 million, an increase of $7.4 million, as compared to $2.0 million for the six months ended November 30, 2008.

As stated earlier, we are executing our strategic growth initiatives by expanding existing academic programs, developing new academic programs and developing educational sites, which resulted in revenue being up over $13.0 million compared to the same time period last year. Expenses were 76.6% of total revenue for fiscal year 2009 and were 92.5% for fiscal year 2008. This decline is consistent with our efforts to improve margins by gaining greater efficiencies and to further capitalize on our existing assets. Selling, general and administrative expenses were down a total of 11.8%. We have been able to capitalize on our growth initiatives by managing expenses and gaining greater operational efficiencies.

In 2010, the university plans to invest in expansion by further supporting the development of the nursing programs in Denver, Colorado and Bloomington, Minnesota, expansion of the nursing program to South Dakota, Texas and New Mexico, the development of the Austin, Texas, educational site, the development of hybrid learning centers in Texas, Missouri, Minnesota and Colorado, and the development of other locations consistent with the university’s strategic plan.

Other

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Six Months Ended November 30, 2009 In percentages	Six Months Ended November 30, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Selling, general and administrative	187.2	133.5
Cost of condominium sales	23.0	25.5

Total operating expenses	210.3	159.1

Operating income (loss)	(110.3)	(59.1)

Interest expense	(35.9)	(31.3)
Loss on disposition of property and equipment	0.0	16.4

Other income	6.7	6.5

Income (loss) before income taxes	(139.5)	(67.5)

Our other operations total revenue for the six months ended November 30, 2009 was $721,000, an increase of $32,000 or 4.6%, as compared to total revenue of $689,000 for the six months ended November 30, 2008. The increase is due to the sales of condominiums by the Fairway Hills division in 2009. The rental income from apartments for the six months ended November 30, 2009 was $483,000, an increase of $5,000 or 1.0%, as compared $478,000 for the six months ended November 30, 2008. The condominium sales for the six months ended November 30, 2009 were $238,000, an increase of $27,000 or 12.8%, as compared to $211,000 for the six months ended November 30, 2008. The selling, general and administrative expense as a percentage of total revenue increased by 53.7% for the six months ended November 30, 2009 to 187.2%, as compared to 133.5% for the six months ended November 30, 2008. The selling, general and administrative expenses for the six months ended November 30, 2009 were $1,350,000, an increase of $430,000, or 46.7%, as compared to $920,000 for the six months ended November 30, 2008. The cost of the condominium sales for the six months ended November 30, 2009 was $166,000, a decrease of $10,000, as compared to $176,000 for the six months ended November 30, 2008. Interest expense for the six months ended November 30, 2009 was $259,000, an increase of $43,000, or 19.9%, as compared to the six months ended November 30, 2008. This was a result of the condominiums still being under construction in 2008 and interest of $38,000 being capitalized. The loss before non-controlling interest and taxes for the six months ended November 30, 2009 was $1,006,000, an increase of $541,000, as compared to a loss of $465,000 for the six months ended November 30, 2008.

Results of Operations — Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008

National American University Holdings, Inc.

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Year Ended May 31, 2009 In percentages	Year Ended May 31, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Cost of educational services	20.5	22.0
Selling, general and administrative	67.4	74.6
Auxiliary expense	2.5	3.1
Cost of condominium sales	0.9	0.2

Total operating expenses	91.4	99.9

Operating income (loss)	8.6	0.1

Interest expense	(1.3)	(2.1)
Interest income	0.4	0.6
Other income	0.1	0.2

Income (loss) before income taxes	7.8	(1.2)
Income tax (expense) benefit	(2.9)	0.5
Net income attributable to non-controlling interest	(0.0)	(0.1)

Net income attributable to the Company	5.0	(0.8)

For the fiscal year ended May 31, 2009, our total revenue was $62.6 million, an increase of $13.1 million or 26.5%, as compared to total revenue of $49.5 million for the fiscal year ended May 31, 2008. The increase was primarily due to the execution of our strategic growth plan which resulted in a 30% enrollment increase over the prior year. Our fiscal year 2009 revenue consisted of $60.9 million from our NAU operations and $1.7 million from our other operations. Total operating expenses were $57.2 million or 91% for the fiscal year ended May 31, 2009, which is an increase of $7.8 million compared to the same period in 2008. Income from operations was $5.4 million or 8.6% for the fiscal year ended May 31, 2009, which is an increase of $5.4 million compared to the same period in 2008. Net income was $3.1 million or 5.0% for the fiscal year ended May 31, 2009, an increase of 843.1%, compared to the fiscal year ended May 31, 2008. The enrollment increases were driven by our investment in new educational sites and programs, expansion of existing programs to new markets, a weaker economy and an improved enrollment management system of monitoring and improving our recruitment processes. The additional details regarding these variances year over year are described in greater detail below in the segment discussions below.

NAU

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Year Ended May 31, 2009 In percentages	Year Ended May 31, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Cost of educational services	21.0	22.5
Selling, general and administrative	65.9	71.5
Auxiliary expense	2.6	3.2

Total operating expenses	89.6	97.2

Operating income (loss)	10.4	2.8

Interest expense	(0.5)	(1.4)
Interest income	0.4	0.6

Income (loss) before income taxes	10.3	2.0

Total revenue. The total revenue for the fiscal year ended May 31, 2009 was $60.9 million, an increase of $12.6 million or 26.2%, as compared to total revenue of $48.3 million for the fiscal year ended May 31, 2008. The increase was driven by our 30% enrollment increase over the prior year. In addition, our enrollment increase resulted from our investment in program development and expansion, new and expanded affiliate relationships, new hybrid learning centers and improved enrollment.

The academic revenue for the fiscal year ended May 31, 2009 was $56.9 million, an increase of $12.7 million or 28.6%, as compared to academic revenue of $44.2 million for the fiscal year ended May 31, 2008. The increase was primarily due to the enrollment increase over the prior year. The auxiliary revenue was $4.0 million, a decrease of $26,000 or 0.6%, as compared to auxiliary revenue of $4.0 million for the fiscal year ended May 31, 2008. This decrease was primarily due to fewer sales in the foodservice area as the university continued to transition the Rapid City, South Dakota, campus to a non-traditional campus.

Cost of educational services. The educational services expense as a percentage of net revenue decreased by 1.5% for the fiscal year ended May 31, 2009, to 21.0%, as compared to 22.5% for the fiscal year ended May 31, 2008. This decrease was a result of our counseling students to take online courses and thereby increase our student to instructor ratios. The educational services expenses for the fiscal year ended May 31, 2009 were $12.8 million, an increase of $2.0 million, or 17.9% as compared to educational expenses of $10.9 million for the fiscal year ended May 31, 2008. This increase was primarily due to increases in instructional compensation and related expenses to maintain the quality of our academic programs. These increases were attributable to the increased faculty and staff needed to provide and sustain quality educational services to the increased student population.

Selling, general and administrative expenses. The selling, general and administrative expense as a percentage of net revenue decreased by 5.6% for the fiscal year ended May 31, 2009, to 65.9%, as compared to 71.5% for the fiscal year ended May 31, 2008. This decrease was primarily the result of our ability to leverage fixed costs across an increasing revenue base. The selling, general and administrative expenses for the fiscal year ended May 31, 2009 were $40.2 million, an increase of $5.6 million, or 16.3%, as compared to selling, general and administrative expenses of $34.5 million for the fiscal year ended May 31, 2008. The increase was attributed to additional support staff necessary to support continued growth, increased admissions staff to support our growth plan and larger marketing costs to generate more enrollment interest.

In addition, NAU tracks the “gross” expenditures associated with the development and expansion of new educational sites and new programs as business expansion and development expense. For the fiscal year ended May 31, 2009, the total business expansion and development expenditures were $3.3 million. Included in this total was $1.6 million for continued expansion of the Austin, Texas, site and $1.6 million for the expansion of the nursing programs in Overland Park, Kansas; Denver, Colorado; and Bloomington, Minnesota.

For the fiscal year ended May 31, 2008, the business expansion and development expenditures were $4.8 million. Included in this total was $173,468 for continued expansion of the Distance Learning operations, $950,249 for the continued development of the Austin, Texas site, $1.4 million for the expansion for the nursing programs in Overland Park, Kansas; Denver, Colorado; and Bloomington, Minnesota, $1.2 million for the development of an education center in Wichita, Kansas, and $754,942 for the development of an education center in Watertown, South Dakota.

Auxiliary. Auxiliary expenses for the fiscal year ended May 31, 2009 were $1,595,000, an increase of $72,000, or 4.7%, as compared to auxiliary expenses of $1,523,000 the fiscal year ended May 31, 2008.

Interest expense. Interest expense for the fiscal year ended May 31, 2009 was $313,000, a decrease of $365,000, or 53.8%, as compared to the fiscal year ended May 31, 2008. This decrease was consistent with our plans to better utilize our current operating resources and reduce advances on lines of credit to $0.

Interest income. Interest income for the fiscal year ended May 31, 2009 was $242,000, a decrease of $40,000, or 14.2%, as compared to the fiscal year ended May 31, 2008. This decrease was reflective of our plan to focus on capital preservation given the current economic environment. In addition, our ability to maximize interest income has been reduced by the reduced availability of higher yielding investment instruments.

Revenue was up over $12.6 million for the fiscal year ended May 31, 2009, compared to the fiscal year ended May 31, 2008. This increase was largely due to our growth initiatives resulting in an increase in academic revenue consistent with the increased enrollments. Expenses were 89.6% of net revenue for fiscal year 2009 and were 97.2% for fiscal year 2008. Selling, general and administrative expenses were down 5.6%, of which business expansion and development was down 4.3% from 5.3% in 2009 to 9.6% in 2008.

To support our enrollment growth in fiscal year 2009, we continued developing the Austin, Texas site and the nursing programs in Overland Park, Kansas, and Denver, Colorado. In fiscal year 2008, we expanded the nursing programs, developed the Austin, Texas site and continued to develop the education centers in Wichita, Kansas, and Watertown, South Dakota.

Other

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

	Year Ended May 31, 2009 In percentages	Year Ended May 31, 2008 In percentages
Total revenues	100.0%	100.0%
Operating expenses:
Selling, general and administrative	122.2	200.6
Cost of Condominium Sales	33.3	10.4

Total operating expenses	155.5	211.0

Operating income (loss)	(55.5)	(111.0)

Interest expense	(31.1)	(29.3)
Other income	5.6	7.7

Income (loss) before income taxes	(81.1)	(132.5)

The total revenue for the fiscal year ended May 31, 2009 was $1,674,000, an increase of $497,000 or 42.2%, as compared to net revenue of $1,177,000 for the fiscal year ended May 31, 2008. The increase was primarily due to the sale of additional condominiums. The rental income from apartments for the fiscal year ended May 31, 2009 was $890,000, an increase of $108,000 or 13.8%, as compared to $782,000 for the fiscal year ended May 31, 2008. This was due to lower vacancies in 2009. The condominium sales for the fiscal year ended May 31, 2009 were $784,000, an increase of $389,000 or 98.5%, as compared to $395,000 for the fiscal year ended May 31, 2008. This was due to the sale of higher priced, newly built condominiums in 2009 as opposed to 2008 when the only condominiums sold were older and less expensive. The selling, general and administrative expense as a percentage of net revenue decreased by 78.4% for the fiscal year ended May 31, 2009, to 122.2%, as compared to 200.6% for the fiscal year ended May 31, 2008. This decrease was primarily the result of lower expenses for 2009. The selling, general and administrative expenses for the fiscal year ended May 31, 2009 were $2,045,000, a decrease of $316,000, or 13.4%, as compared to $2,361,000 for the fiscal year ended May 31, 2008. The cost of the condominium sales for the fiscal year ended May 31, 2009 was $558,000, an increase of $436,000, as compared to $122,000 for the fiscal year ended May 31, 2008. The costs increased due to the increase in condominium sales. Interest expense for the fiscal year ended May 31, 2009 was $521,000, an increase of $176,000, or 51.0%, as compared to the fiscal year ended May 31, 2008. This increase was a result of the operating line of credit used for the condominium project and the interest expense related to it.

Liquidity and Capital Resources

Liquidity. At November 30, 2009, and May 31, 2009, cash, cash equivalents and marketable securities were $29,710,000 and $7,925,000, respectively. Consistent with our cash management plan and investment philosophy, a portion of the excess cash was invested in United States securities directly or through money market funds, as well as in bank deposits and certificate of deposits. Of the amounts listed above, the marketable securities for November 30, 2009 and May 31, 2009 were $3,073,000 and $4,417,000, respectively, and were restricted. The restriction requires the investment account to not be utilized until the $551,000 note payable to Wells Fargo Bank matures. This restriction has not affected our ability to manage daily operations.

We maintain two lines of credit to support ongoing operations. These lines of credit are available to support timing differences between inflows and outflows of cash. During the second quarter of 2009, the lines of credit were not utilized.

We retain a $2,000,000 revolving line of credit with Great Western Bank. Advances under the line bear interest at a variable rate based on prime and are secured by substantially all assets of Dlorah and the personal guarantee of Robert Buckingham, our chair of the board of directors. There were no advances outstanding made on this credit line at November 30, 2009 and May 31, 2009.

We also retain a $2,000,000 revolving line of credit with Wells Fargo. Advances under the line bear interest at a variable rate based on prime and are secured by the Company’s checking, savings and investment accounts held by the bank. There were no advances outstanding against this line at November 30, 2009 and May 31, 2009.

During 2008, our real estate operations started the construction of a new condominium building in Rapid City, South Dakota. The project was funded by a construction line of credit from Great Western Bank totaling $3,816,000. This line of credit is scheduled to mature in February 2014, and accrues interest at a rate of 5.0%. Borrowings at November 30, 2009 and May 31, 2009 totaled $3,135,000 and $3,305,000, respectively. The note is secured by our owned real estate and the guaranty of Robert D. Buckingham, the chairman of our board.

Based on our current operations and anticipated growth, the cash flows from operations and other sources of liquidity are anticipated to provide adequate funds for ongoing operations and planned capital expenditures for the near future. These expenditures include our plans for continued expansion and development of new programming, development of new hybrid learning centers and growth of our affiliate relationships. The current plan anticipates spending over $5,000,000 for our fiscal year ending May 31, 2010, as compared to $3,000,000 last year. Also, we believe that we are positioned to further supplement our liquidity with debt, if needed.

Operating Activities. Net cash provided by operating activities for the six months ended November 30, 2009 was $4.2 million and net cash used by operating activities for the six months ended November 30, 2008 was $1.6 million. This improvement is consistent with our growth initiatives and our tuition and fee collection process whereby all tuition and fees are due and payable on the first day of each quarter.

Net cash provided by operating activities for the year ended May 31, 2009 was $9.2 million as compared to $2.7 million for the year ended May 31, 2008. This improvement is consistent with the improvement in revenue and the related tax implications.

Investing Activities. Net cash provided by investing activities was $53,000 for the six months ended November 30, 2009, as compared to the net cash used in investing activities of $2,293,000 for the six months ended November 30, 2008. Cash used in investing activities was related to the purchase of investments. This variance is due to investments not being reinvested in 2009 as compared to a use of cash in 2008 of $1.8 million to purchase investments. Our investment committee is focused on capital preservation, and due to the current depressed economic situation and sluggish anticipated returns, the committee decided to not reinvest at this time but to retain these funds as cash equivalents.

In May 2009 the cash flows used in investing activities was $2,412,000 as compared to $6,172,000 for the previous year. This decrease is primarily attributable to the use of cash in 2008 to finance the line of credit for the construction of the development property.

Financing Activities. Net cash provided by (used in) financing activities was $18,908,000 and ($1,224,000) for the six months ended November 30, 2009 and 2008, respectively. The activities in this category consisted of the use and repayments of lines of credit and long-term debt as well as cash received from the transaction with Dlorah. As a result of the transaction with Dlorah, we received approximately $22 million in cash, of which, approximately, $1.4 million was used for transactional expenses. We use lines of credit to bridge the timing difference between cash inflows and cash outflows during the course of the year. As mentioned earlier, aside from the cash provided from the Dlorah transaction, the primary reason for the fluctuation in financing activities from 2008 to 2009 was the construction of condominium units in 2008 financed by the line of credit that was not utilized in 2009.

Net cash used by financing activities for May 31, 2009 was $5,411,000 as compared to net cash provided by financing in May 31, 2008 of $5,414,000. This $10,000,000 change is due to repayments on the lines of credit of $5,796,000 in 2009, zero borrowings on long-term debt in 2009 versus borrowing of $3,151,000 in 2008 and the financing of the development property in 2008 of $3,879,000.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation

We believe inflation has had a minimal impact on results of operations for both the six months ended November 30, 2009, and the years ended May 31, 2009 and 2008. We also increase tuition (usually once a year) to assist offsetting inflationary impacts without creating a hardship for students. Consistent with our operating plan, a yearly salary increase in December (supported by evaluations and recommendations from supervisors) is considered to help alleviate the inflationary effects on staff. There can be no assurance that future inflation will not have an adverse impact on operating results and financial condition.

Quantitative and Qualitative Disclosure About Risk

Market risk. We have no derivative financial instruments or derivative commodity instruments. Cash in excess of current operating requirements is invested in short-term certificates of deposit and money market instruments.

Interest rate risk. Interest rate risk is managed by investing excess funds in cash equivalents and marketable securities bearing variable interest rates tied to various market indices. As such, future investment income may fall short of expectations due to changes in interest rates or losses in principal may occur if securities are forced to be sold which have declined in market value due to changes in interest rates. At November 30, 2009, a 10% increase or decrease in interest rates would not have a material impact on future earnings, fair values or cash flows. To date there have been no material drawings on the lines.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures). This standard establishes a framework for measuring fair value. It does not require any new fair value measurements, but does require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. We adopted this standard as of June 1, 2008. It did not have a material impact on the consolidated financial statement. In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-2, Effective Date of FASB Statement No. 157 (codified in FASB ASC Topic 820). This standard delayed the effective date for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The implementation of this standard for financial assets and financial liabilities did not have a material impact on our consolidated financial statement. The additional disclosures required by this standard are included in Note 11 (fair value measurements) of our unaudited condensed consolidated financial statements as of and for the six months ended November 30, 2009 and November 30, 2008, included elsewhere in this prospectus.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (codified in FASB ASC Topic 825, Financial Instruments). This standard expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under this standard, a company may elect to use fair value to measure various assets and liabilities, including accounts receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. We adopted this standard as of June 1, 2008; however, we have elected not to use the fair value option. As a result, there is no impact on our consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (codified in FASB ASC Topic 810). This standard requires that a noncontrolling interest in a consolidated entity be reported in equity, but separate from the parent company’s equity, in the financial statements. This standard was effective for fiscal years beginning on or after December 15, 2008. We hold a noncontrolling interest in Fairway Hills Section III. We adopted this guidance for our year that began on June 1, 2009, which required us to record the noncontrolling interest within equity.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (codified in FASB ASC Topic 805, Business Combinations). This standard significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under this standard changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. This standard is effective for fiscal years beginning after December 15, 2008. We have adopted this standard and are applying the accounting treatment for business combinations on a prospective basis.

On December 11, 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (both codified in FASB ASC Topic 860, Transfers and Servicing). This standard requires additional disclosures by public entities with continuing involvement in transfers of financial assets to special-purpose entities and with variable interests in VIEs, including sponsors that have a variable interest in a VIE. This standard became effective for the first interim or annual reporting period that ends after December 15, 2008. The implementation of this standard did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events (codified in FASB ASC Topic 855, Subsequent Events). This standard established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. This standard is effective for financial periods ending after June 30, 2009. We adopted this standard retroactively to May 31, 2009, but it did not have a material effect on our consolidated balance sheet or required financial statement disclosures.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (codified in FASB ASC Topic 810). This standard is intended to improve financial reporting by enterprises involved with VIEs. This statement nullifies FSP FAS No. 140-4 and FIN No. 46(R)-8 (codified in FASB ASC Topic 860). This standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. This will be effective for our fiscal year beginning June 1, 2010. We are still evaluating the impact of this statement on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (both codified in FASB ASC Topic 320, Investments), which provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt securities. These standards do not amend existing guidance related to other-than-temporary impairments of equity securities. These standards are effective for fiscal years and interim periods ended after June 15, 2009, and was effective for us in the first quarter of the fiscal year beginning June 1, 2009. The implementation of this standard did not have a material effect on our consolidated balance sheet or required financial statement disclosures.

BUSINESS

Overview

We are a provider of post-secondary education primarily focused on the needs of working adults and other non-traditional students. We own and operate National American University, a regionally accredited, for-profit institution of higher learning founded in 1941. Using both campus-based and online instruction, we provide Associate, Bachelor’s and Master’s degree and diploma programs in business-related disciplines, such as accounting, applied management and business administration, and healthcare-related disciplines, such as nursing and healthcare management. Our mission is to prepare students of diverse interests, cultures and abilities for careers in our core fields in a caring and supportive environment.

We provide academic options that are flexible and convenient for our students. We currently operate 18 educational sites in the states of Colorado, Kansas, Minnesota, Missouri, New Mexico, South Dakota and Texas. Also, since 1998, we have been offering academic and degree programs online. In addition, two of our educational sites are hybrid learning centers, which utilize small physical facilities in strategic geographic areas, allowing our students to meet face-to-face with staff for assistance with their educational choices and related services while completing the majority of their coursework online. Working adults and other non-traditional students are attracted to the flexibility of our online programs and the convenience of our hybrid learning centers.

We have recently experienced significant growth in student enrollment. Our enrollment increased from approximately 5,800 students as of March 1, 2008, to approximately 8,000 students as of March 1, 2010, representing an annual growth rate of approximately 39%. We have accomplished this enrollment growth while maintaining our academic standards.

We have also recently experienced significant growth in revenue and profits. Our revenue grew to $62.6 million for the fiscal year ended May 31, 2009 from $49.5 million for the fiscal year ended 2008, an increase of 27%. In addition, our revenue for the six months ended November 30, 2009 was $40.7 million, an increase of 47% over the same period of the prior fiscal year of $27.7 million. Income before non-controlling interest and taxes for the fiscal year ended May 31, 2009, was $4.9 million as compared to a loss of $0.6 million for the fiscal year ended May 31, 2008. Income before non-controlling interest and taxes was $8.4 million for the six months ended November 30, 2009, up from $1.5 million for the same period in the previous year. We believe our recent revenue and profit growth is the result of our marketing programs and attractive educational programs with flexible scheduling alternatives as well as a general increase in the demand for post-secondary education. In addition, we believe we have an opportunity to continue increasing revenue while controlling costs by further leveraging our online offerings and hybrid learning centers.

University History

Originally founded in 1941, NAU, then operating under the name National School of Business, offered specialized business training to college students. During the late 1960s and early 1970s, the university progressed from a two-year business school to a four-year college of business and embarked on an aggressive recruitment of qualified graduates of one- and two-year programs from accredited business schools in the eastern United States. Such programs allowed students to continue their education and receive appropriate transfer credit for their previous academic achievements. In 1974, the university, then known as National College, added its first branch educational site in Sioux Falls, South Dakota followed later that year by educational sites in Denver and Colorado Springs, Colorado, and Minneapolis and St. Paul, Minnesota. The university offered conveniently scheduled courses that would lead to a degree appealing to working adults and other non-traditional students.

Since 1974 we have continued to expand educational sites, to add online education and to develop graduate degree programs. We have also developed professional programs in nursing and allied health that allow students to pursue degrees in these areas in a flexible learning environment. In addition, we have leveraged our online expertise into affiliations with other educational institutions that lack such online capabilities. Through these affiliations, which have resulted in increased revenue with little additional cost, we provide other institutions our curricula, faculty, consulting and technology services to enable them to deliver academic programs online. We have also created our “Best of Both Worlds — Instructional Delivery Platform™” program that, often in affiliation with foreign educational institutions, distributes our courses over the Internet to international students.

Our Core Values

Since our inception, we have been guided by the following core values, which we believe have contributed to our success in obtaining and retaining students and faculty:

•	provide a caring and supportive learning environment;

•	offer high quality instructional programs and services; and

•	offer technical and professional career programs.

These core values have remained our foundation as we expanded from a single education site offering specialized business training to a multi-state diversified educational institution. We promote understanding and support of our mission and core values through participation of students, faculty, staff administrators and the board of governors in the governance and administrative structures of the university. We have adopted and implemented policies and procedures within these structures to ensure that we adhere to our core values and operate with integrity as we fulfill our mission.

Our commitment to these core values is evidenced in the daily interactions among our students, faculty, staff and administrators. The last two biennial comprehensive institutional student surveys conducted in 2007 and 2009 found that the four characteristics receiving the highest student satisfaction rating cumulatively across the university were:

•	the caring and supportive attitude by faculty toward students;

•	the caring and supportive attitude by staff toward students;

•	the quality of instruction in the major coursework; and

•	the caring and supportive attitude by administration toward students.

Approach to Academic Quality

We have identified a number of key elements to promote a high level of academic quality, and they include:

Performance based, career-oriented curricula. We create performance-based curricula designed to enable all students to gain the foundational knowledge, professional competencies and demonstrable skills required to be successful in their chosen fields. We design our curricula to address specific career-oriented objectives we believe working adult and other non-traditional students are seeking. We have invested significant human and financial resources in the implementation of this curricula development to support faculty and students in achieving prescribed student learning outcomes. Our performance-based curricula is designed and delivered by our faculty members who are committed to delivering a high quality, rigorous education.

Qualified faculty. We seek to hire and retain qualified faculty members with relevant practical experience and the necessary skills to provide a high-quality education for our students. A significant percentage of our current faculty members hold graduate degrees. We often seek faculty members who are able to integrate relevant, practical experiences from their professional careers into the courses they teach. We also invest in the professional development of our faculty members by providing training in campus and online teaching techniques, hosting events and discussion forums that foster sharing of best practices and continually assessing teaching effectiveness through administrative reviews and student evaluations.

Standardized course design. We employ a standardized curriculum development process to promote consistent active learning experiences in our courses. We continue to review our programs in an effort to ensure they remain consistent, up-to-date and effective in producing the desired student learning outcomes. We also regularly review student survey data to identify opportunities for course modifications and enhancements.

Effective student services. We establish teams of academic and administrative personnel who act as the primary support for our students, beginning at the application stage and continuing through graduation. In recent years, we have also concentrated on improving the technology used to support student learning, including enhancing our online learning platform and student services. As a result, many of our support services, including academic, administrative, library and career services are accessible online, generally allowing users to access these services at a time and in a manner convenient to them.

Continual academic oversight. The academic oversight and assessment functions for all of our programs are conducted through the provost’s office and other academic offices, which periodically evaluate the content, delivery method, faculty performance and desired student learning outcomes for our academic programs. We continually assess outcomes data to determine whether our students graduate with the knowledge, competencies and skills necessary to succeed in the workplace. Our provost also initiates and manages periodic examinations of our curricula to evaluate and verify academic program quality and workplace applicability. Based on these processes and student feedback, we determine whether to modify or discontinue programs that do not meet our standards or market needs, or to create new programs.

Board of Governors. We maintain a separate board of governors to oversee the academic mission of the university. Among other things, the board of governors is responsible for determining the mission and purposes of the university, approving educational programs and ensuring the well-being of students, faculty and staff. A majority of the members of the board of governors are independent, and all of the current members have been members of our board of governors for at least seven years. The oversight and guidance of our board of governors has been critical to our growth and the maintenance of our academic standards.

Industry and Outlook

The post-secondary education market in the United States continues to grow. Based on a March 2009 report by the NCES, revenue of post-secondary degree-granting educational institutions was nearly $400 billion in the 2005-2006 academic years. In addition, the number of students enrolled in post-secondary institutions has been increasing. In the same report, the number of students enrolled in post-secondary institutions was 18.2 million in 2007 and is projected to grow to 20.1 million by 2017.

We believe there are a number of reasons for this growth. First, there has been a continued shift in the United States job market to service industry jobs that require greater education. According to the U.S. Department of Labor, the projected growth rate for total job openings from 2006 to 2016 for occupations that require post-secondary education is over 15%, which is nearly double the growth rate for jobs not requiring post-secondary education. In addition, evidence shows that further education leads to increased earning potential. According to the U.S. Census Bureau, in 2008 the median weekly earnings for individuals aged 25 years and older with a Bachelor’s degree was approximately 58% higher than for high school graduates of the same age with no college experience. While the number of jobs requiring a post-secondary education is increasing, there is still a substantial number of working adults in the United States who have not received a post-secondary degree. According to the U.S. Bureau of Labor Statistics, as of 2008 the number of working adults in the United States who did not have more than a high school degree was approximately 61 million and approximately 33 million people had some college experience but no degree. Finally, government and private financial aid in various forms, including loan guarantees, grants and tax benefits for post-secondary students, has continued to be available, thereby making seeking a degree more financially feasible.

While the overall post-secondary education market has grown, the for-profit institutions sector of that market has grown at a greater pace than the non-profit institutions sector. According to the NCES, the number of students at for-profit, degree-granting institutions grew at an average annual rate of 13.7% from 1997 to 2007, compared to 2.3% growth for all degree-granting institutions over the same period. The growth of the Internet has enabled institutions like NAU to offer more flexible educational programs than most traditional non-profit institutions. Also, the decrease in federal and state funding of public and private universities may force them to cut or delay programs that may include online and working student programs. Many non-profit institutions must also support expensive research and other programs to attract students and faculty that we do not have to support. In addition, the tenure system adopted by most non-profit institutions creates an expensive and inflexible cost structure that we do not have. Finally, many non-profit institutions do not take advantage of the growth in demand because they limit their enrollment to fit their physical limitations or maintain their perceived exclusivity. We believe that for-profit educational institutions like us are positioned to capture an increasing share of the growing demand for post-secondary education.

We believe a significant element causing the growth of the post-secondary education market is the growth of online education. The advent of the Internet and the ability to provide quality instruction to students via the Internet has made education available to persons who otherwise might not have time to obtain such education. This is especially true for working adults who often have limited time and resources to devote to education. We believe that the market for online education will continue to grow in the future. According to Eduventures Inc., a leading information services company for the education market, online education programs were estimated to serve approximately 2.1 million students in 2009. Eduventures forecasts that online enrollment will continue to grow, reaching 2.9 million students by 2011 and 4.0 million students by 2014, representing a compounded annual growth rate of 13.2% for the period through 2014.

Competitive Strengths

We believe the following strengths enable us to compete effectively in the post-secondary education market:

Our hybrid learning centers allow for greater leverage of assets. Our hybrid learning centers provide students with the convenience of face-to-face interaction with local staff for assistance with their education planning. In addition, these centers provide an opportunity for students to take certain courses at our educational sites while taking the majority of their classes online. This provides students with a more flexible class experience and us with an opportunity to further leverage our fixed assets.

Our nursing and allied health programs. We have developed well recognized nursing and allied health programs that provide students with an opportunity to obtain a professional degree. We continue to expand these programs and have applied for approval of new nursing programs in Texas and New Mexico. Our nursing programs include an Associate of Science mobility program, Associate of Science Nursing, Bachelor of Science in Nursing, online Registered Nurse to Bachelor of Science Nursing program and Master of Science Nursing.

Our academic and regulatory excellence. We are regionally accredited through the Higher Learning Commission and are a member of the North Central Association of Colleges and Schools. In addition, many of our programs maintain specialized or programmatic accreditation, including accreditation from the National League of Nursing Accrediting Commission and the International Assembly for Collegiate Business Education and approval of our paralegal program by the American Bar Association.

Our educational affiliations. We began offering online academic programs in 1998, and since then we have developed significant expertise in curricula and technology related to online education. We have leveraged this knowledge by establishing a number of affiliations with other educational institutions. Through these relationships, we provide the curricula, faculty consulting and technology services to these other institutions. We believe these affiliations offer significant opportunities for revenue diversification, asset leverage and revenue growth.

Our commitment to high demand, career-oriented programs. We are committed to offering quality, performance-based educational programs to meet the needs of employers. Our programs are designed to help our students achieve their career objectives in a competitive job market. Our programs are taught by qualified faculty members, who often have practical experience in their respective fields, offering students their “real-world experience” perspectives. We periodically review and assess our programs and faculty to ensure that our programs are current and meet the changing demands of employers.

Our focus on individual attention to students. We believe in providing individual attention to our students to ensure an excellent educational experience. We provide a number of student support services, including administrative, financial aid, library, career and technology support, to help maximize the success of our students. We also provide personal guidance to our students from the admissions and financing stages to the career placement and advising stages.

Our focus on flexible coursework, degrees and diplomas. We have designed our program offerings and our online delivery platform with flexible scheduling to meet the needs of working adults and other non-traditional students. We offer on-site day, evening and weekend classes, as well as online degree and diploma programs. For even greater scheduling flexibility, our hybrid learning centers offer a blended model of learning that incorporates on-site classes with online classes. We believe working adults and other non-traditional students are attracted to the convenience and flexibility of our programs because they can study and interact with faculty and classmates during times and at places that suit their needs.

Our experienced executive management team with strong operating history. Our executive management team possesses extensive experience in the management and operation of post-secondary education institutions. Our president, Dr. Jerry Gallentine, has worked in the education industry for over 44 years. Throughout his career, Dr. Gallentine has taught various courses as a professor and also served as a president of various higher learning institutions before guiding our growth and development since 1993. Dr. Ronald Shape, our chief executive officer and chief financial officer, began his career in higher education with us in 1991. He began teaching courses in accounting, auditing and finance in 1995. Dr. Shape became our chief fiscal officer in 2002 and our chief executive officer in April 2009. Dr. Samuel Kerr is our provost, secretary and general counsel. Dr. Kerr began his career in the education industry in 1983 as a high school English/Journalism instructor. He also taught education courses for a local college. After graduating from law school, he started his legal practice in 1992, serving in the capacities of special assistant attorney general for South Dakota State University, special assistant attorney general for South Dakota Department of Transportation, and our outside legal counsel.

Business Development and Expansion

Our expansion of academic program offerings has contributed to our growth. In response to workforce and student demand, we have expanded our undergraduate healthcare-related programming and our graduate programs in business and management. We continue to focus on offering a variety of in-demand degree programs in multiple locations and delivery formats. On all levels, we consider changes in student demographics, demand for degree programs and employment outlook in our business development decision-making processes. Our planning process includes long-range planning, feasibility studies, market research and a variety of other research projects involving changing job markets. In that regard, we continue to focus on addressing current societal and economic trends and engaging in appropriate analysis and planning for the programs and markets we seek to develop.

Since opening our first branch campus in Sioux Falls, South Dakota, in 1974, a central part of our growth strategy has been developing and opening educational sites in vibrant and growing communities with expanding workforces. In 2009, we opened a new hybrid learning center in Minnetonka, Minnesota, that offers blended online and on-campus degree programs. Although smaller than our traditional educational sites, these hybrid learning centers, in collaboration with our online operations, offer complete programs and services to our students. We believe our significant experience and success in expanding and supporting new educational sites and hybrid learning centers positions us well for continued growth and expansion.

We began offering academic degree and diploma programs online in 1998, through what we refer to as our distance learning campus. We were one of the first regionally accredited universities to be approved by the Higher Learning Commission to offer full degree programs under an Internet-based delivery methodology. We have invested heavily in the creation and evolution of a sophisticated and reliable online delivery system. We have successfully served online students in each of the 50 states and the District of Columbia, as well as internationally. The distance learning campus has grown as an organizational structure, providing a scope of service consistent with the university’s other campuses. Careful consideration was afforded to preserving the student-centered philosophy of the university while capitalizing on the technological advancements in online delivery. The organization of the distance learning campus continues to evolve in response to increasing enrollment and the expanding sphere of quality services available to our students.

It is our goal to be recognized as a model for online education in all areas, including development, program delivery, evaluation and student support services. In addition to seeking to satisfy and exceed the guidelines for online education as set forth by the Higher Learning Commission in its “Best Practices For Electronically Offered Degree and Certificate Programs,” we adhere to established institutional program guidelines to further ensure that accreditation and regulatory standards are satisfied and that our underlying quality goals are incorporated and maintained throughout the program.

Recognizing the current and future impact of globalization on higher education, we have worked actively to enroll international students. Throughout the late 1990s, we were very active in developing international affiliations with foreign colleges and universities. Such affiliations have brought students from other countries to the university’s education sites in the United States to complete their studies. Many academically capable and motivated students from foreign countries desire to study in the United States but are not able to do so for various reasons, including inadequate financial resources, family and work obligations in their home countries and immigration restrictions. We work with foreign colleges and universities to develop in-country solutions that meet the needs of these students. Our Best of Both Worlds — Instructional Delivery Platform™ strategic initiative was the result of this collaborative work. Over 1,400 international students have graduated from the Best of Both Worlds — Instructional Delivery Platform™ programs over the past seven years. We currently have affiliations with educational institutions in Chile, Bolivia, United Arab Emirates and Greece. Additional international affiliations are being pursued in the Czech Republic, Saudi Arabia, Serbia, Brazil and China. These affiliations represent a core component of our strategy to offer educational programs to students abroad.

Growth Strategies

Expand academic program offerings. We will continue developing and offering new physical and online programs that have attractive characteristics. We launched three new online programs in academic year 2008, including a criminal justice program, and two new online programs in the first six months of academic year 2009, including a healthcare coding program. Our new program offerings typically build on existing programs and incorporate additional specialized courses, which offer students the opportunity to pursue programs that address their specific educational objectives while allowing us to expand our program offerings with modest incremental investment.

Increase our online academic program offering. We will continue leveraging our physical assets by offering additional academic programs online and encouraging existing and new students to use online services.

Expand hybrid learning centers. We will continue expanding the number of hybrid learning centers to better meet the needs of existing students as well as to reach new student populations in strategic geographic locations.

Increase enrollment in existing academic programs. We will continue focusing on increasing enrollment in our core academic programs by continuing to refine our marketing and recruiting efforts to identify, enroll and retain students seeking careers in the academic programs we offer. We also will continue focusing on retaining students and helping them to complete the coursework necessary to accomplish their educational goals. We believe that the depth and quality of our existing core programs will provide ample opportunity for additional growth.

Continue to expand our physical presence. We will to continue expanding the number of educational sites and increasing the overall size of our educational sites, as needed, to support growing academic programs, such as nursing.

Further enhance brand recognition. We will seek to increase our name and brand recognition by continuing to use online and other marketing campaigns, establishing strategic brand relationships with recognized industry leaders and developing complementary resources in our core programs. In our marketing efforts, we plan to emphasize the performance-based curricula philosophy and career orientation of our academic programs. We will seek to promote our brand by establishing relationships with industry leaders who have recognizable identities with potential students and further validate the quality and relevance of our program offerings.

Expand relationships with private sector and government employers. We will seek additional relationships with healthcare systems, businesses and other employers, including governmental and military employers, through which we can market our program offerings to their respective employees. In that effort, we have established a national account with CuNet, a company consisting of professionals with significant sales and marketing experience, that seeks to develop strategic relationships on a regional, national and international basis. These relationships provide enrollment opportunities for the university’s programs, build recognition among employers in our core disciplines and enable us to identify new degree and diploma programs that are in demand by students and employers.

Leverage infrastructure. We intend to continue making significant investments in our people, processes and technology infrastructure. We believe these investments have prepared us to deliver our academic programs to a larger student population with only modest incremental investment. Our current infrastructure is capable of supporting a larger number of admissions representatives, and we intend to expand this group to further support our continued enrollment growth. Further, we are continuing to expand our learning management system to better serve the demands of our growing student population and have also expanded our student and technology support capabilities to support a larger student base. We have also invested in administrative and management personnel and systems to prepare for our anticipated growth. We intend to leverage these investments as we seek to grow enrollment, which we believe will allow us to increase our operating margins over time.

Continue to expand our educational affiliations. We will continue expanding the number of affiliations we have with other educational institutions in which we provide online program services. These programs meet a substantial need of our affiliates while providing us with additional sources of revenue.

Pursue strategic acquisitions. We will consider acquisitions of educational institutions with the potential for program replication, new areas of study, new markets with attractive growth opportunities, further expansion of our online delivery capability and advanced degree programs.

Accreditation and Program Approvals

We believe the quality of our academic programs is evidenced by the university and program-specific accreditations and approvals we have obtained. We obtained our initial accreditation from the Higher Learning Commission in 1985 for our then-existing Bachelor’s degrees. Since then, we have continued to grow and expand by obtaining accrediting commission approval for new geographic sites and graduate degree programs, and by expanding program delivery in international locations in cooperation with in-country institutions of higher learning.

In addition to institution-wide accreditation, there are numerous specialized accrediting commissions that accredit specific programs or schools within their jurisdiction, particularly in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting commissions signifies that those programs have met the additional standards of those agencies. In addition to being accredited by the Higher Learning Commission, we also have a number of specialized accreditations, including the National League of Nursing Accrediting Commission and the International Assembly for Collegiate Business Education. Also, our paralegal program is approved by the American Bar Association.

We are approved for veteran’s training and for administering various educational programs sponsored by federal and state agencies, such as the Bureau of Indian Affairs, the Social Security Administration and various state rehabilitation services. We believe our regional accreditation with the Higher Learning Commission and our specialized accreditations and approvals of core programs reflect the quality of and standards we set for our programs.

Programs and Areas of Study

We offer the Master of Business Administration, Master of Management, Master of Science in Nursing, Bachelor of Science, Associate of Applied Science and Associate of Science degrees, with a variety of program options leading to each of these degrees. Many of the degree programs offer the opportunity to focus on one or more emphasis areas. We also offer diploma programs consisting of a series of courses focused on a particular area of study for students seeking to enhance their skills and knowledge in the areas of healthcare coding, Microsoft system administrator, Microsoft system engineer, network and server engineer, practical nursing, therapeutic massage and veterinary assisting.

Under the overall leadership of our senior academic affairs personnel and academic deans, as of February 1, 2010, we offered the following academic degree and diploma programs:

Graduate Degrees	Associate Degrees
Master of Business Administration	Accounting
Master of Management	Applied Information Technology
Master of Science in Nursing	Applied Management
Business Administration
Bachelor’s Degrees	Criminal Justice
Accounting	General Education Studies
Applied Management	Health Information Technology
Health and Beauty Management
Athletic Training	Information Technology
Business Administration:	Medical Administrative Assistant
• Emphasis in Accounting	Medical Assisting
• Emphasis Financial Management	Medical Staff Services Management Nursing
• Emphasis Human Resource Management	Associate of Science Nursing Mobility
• Emphasis Information Systems	Program
• Emphasis International Business	Paralegal Studies
• Emphasis Management	Pharmacy Technician
• Emphasis Marketing	Therapeutic Massage
• Emphasis Pre-Law	Veterinary Technology
• Emphasis in Tourism and Hospitality Management
Criminal Justice	Diplomas
Health Care Management	Healthcare Coding
Information Technology with Emphasis	Practical Nursing
Internet Systems Development	Therapeutic Massage
Information Technology with Emphasis	Veterinary Assisting

Management Information Systems	Information Technology Microsoft System Administrator
Information Technology with Emphasis	Information Technology Microsoft System Engineer
Network Administration/Microsoft
Information Technology with Emphasis	Information Technology Network And Server Engineer
Network Management/Microsoft
Applied Information Technology	Information Technology Microsoft Certified IT Professional: Enterprise Administrator
Bachelor of Science in Nursing
Registered Nurse to Bachelor of Science in	Information Technology Microsoft Certified IT Professional: Server Administrator
Nursing
Organizational Leadership
Paralegal Studies

As an extension of our mission and historical foundation of offering business and business related programming, we began offering our first site-based Master of Business Administration, or MBA, program at the Rapid City educational site in 2000. We expanded the MBA program through online delivery upon Higher Learning Commission approval in 2001. In 2004, we received Higher Learning Commission approval to offer the MBA program through our Best of Both Worlds-Instructional Delivery Platform™ program format in Malaysia, United Arab Emirates, India and Chile. In 2006, NAU received Higher Learning Commission approval to offer the Master of Management degree. In 2009, we received Higher Learning Commission approval to offer a Master of Science in Nursing degree program. This growth is expected to continue through measured expansion of graduate programming. Our objective is to seek Higher Learning Commission approval to broaden our Master’s degree programs and to begin a Doctor of Management degree program.

We are seeking to expand our programming in healthcare-related fields. Our undergraduate healthcare management program and a Master of Management degree with emphasis in healthcare administration were developed to meet the healthcare industry’s need for healthcare professionals with strong business and management skills. We developed an Associate of Science in Nursing degree at our Zona Rosa, Kansas; Denver, Colorado; and Overland Park, Kansas, educational sites to respond to the growing nationwide shortage of qualified nurses. We plan to offer additional Bachelor of Science in Nursing degrees at the Bloomington, Minnesota; Austin, Texas; and Albuquerque, New Mexico, educational sites over the next several years. An online Registered Nurse to Bachelor of Science in Nursing program is offered through the distance learning campus. Additional allied health programs at the Associate degree level are offered throughout the university based on local demand and workforce needs. With the expansion of undergraduate enrollment in healthcare-related programs and the emerging demand observed from our alumni and other constituencies, we plan to expand our healthcare-related graduate programs. The burgeoning national need for Master’s qualified nursing administrators and nursing faculty, along with our experience in developing and delivering nursing programs at the Associate and Bachelor’s degree levels, led us to develop a Master of Science in Nursing degree, which was approved by the Higher Learning Commission in 2009.

Affiliate Services

Collaborative Relationships

We work with local businesses and corporations in the geographic areas where our educational sites are located to offer a variety of courses and schedule formats to assist busy professionals. For certain programs, we offer customized courses and schedules and on-site classes. For example, for the nursing programs, we offer clinical experiences on-site at hospitals and other healthcare centers with which we have relationships to allow students to complete their clinical work on-site.

We also collaborate with a number of local and national entities to provide educational programs that they desire. Examples of these collaborations include military memoranda of understanding and governmental and educational alliances. We currently have separate memoranda of understanding with Ellsworth Air Force Base, South Dakota, and Kirtland Air Force Base, New Mexico, pursuant to which we teach classes at these military facilities that are open to military members, civilian and contract employees and military family members. These arrangements also include our affiliation with the Serviceman’s Opportunity College, which was developed in response to the special needs of adult continuing education for people in the armed forces. We have also collaborated with a number of governmental organizations, including several Colorado regional law enforcement organizations.

Affiliations

We have utilized our significant expertise in curricula and online education technology to develop affiliations with a number of higher education institutions in the United States to develop and deliver online courses and programming for their students. In addition, we have used our online education experience to create Our Best of Both Worlds — Instructional Delivery Platform™ that provides students from certain foreign educational institutions an option to combine the curricula of their home country institution with our curricula. Under this blended instructional option, the host university facilitators work closely with our online faculty and staff providing students with additional resources. Currently, we have affiliations with institutions in Chile, Bolivia, United Arab Emirates and Greece, and we are seeking to develop additional affiliations in the Czech Republic, Saudi Arabia, Serbia, Brazil and China. Through these affiliations, students are able to remain in their home country and attend a local college or university while studying to earn a degree from an accredited American university.

Associate to Bachelor’s Degree Completion Program

Our Associate to Bachelor’s degree completion program, also called the 2 + 2 degree completion program in our applied programs, is based on strategic affiliations with various higher education institutions in the United States. This program allows students with an Associate degree to transfer into an applied Bachelor’s degree program and into the next phase of their educational goals. With our online delivery format, students are able to set their class schedule so daily activities will be uninterrupted while students complete their Bachelor’s degree program.

Educational Sites

Our main educational site and central administration building are located in Rapid City, South Dakota, at 321 Kansas City Street and 5301 S Hwy 16, Suite 200, respectively. We own our main educational site and lease the central administration building and the remainder of our education sites from third parties.

The locations of our educational sites as of February 28, 2010, were as follows:

State	Address	Approximate Size
Colorado:	5125 North Academy Boulevard	17,800 sq. ft.
Colorado Springs, Colorado 80918

	1325 South Colorado Boulevard, Suite 100	17,900 sq. ft.
Denver, Colorado 80222

Kansas:	10310 Mastin Street	25,500 sq. ft.
Overland Park, Kansas 66212

	7309 East 21st Street, Suite G-40	10,100 sq. ft.
Wichita, Kansas 67206

Minnesota:	7801 Metro Parkway, Suite 200	20,400 sq. ft.
Bloomington, Minnesota 55425

	6200 Shingle Creek Parkway, Suite 130	14,300 sq. ft.
Brooklyn Center, Minnesota 55430

State	Address	Approximate Size
	1550 West Highway 36	14,800 sq. ft.
Roseville, Minnesota 55113

	10901 Red Circle Dr., Suite 150	5,200 sq. ft.
Minnetonka, Minnesota 55343

Missouri:	3620 Arrowhead Avenue	18,300 sq. ft.
Independence, Missouri 64057

	7490 Northwest 87th Street	16,700 sq. ft.
Kansas City, Missouri 64153

	401 N. Murray Road	7,000 sq. ft.
Lee’s Summit, Missouri 64081

New Mexico:	4775 Indian School Road, Northeast, Suite 200	24,400 sq. ft.
Albuquerque, New Mexico 87110

	1601 Rio Rancho Boulevard Southeast, Suite 200	3,800 sq. ft.
Rio Rancho, New Mexico 87124

South Dakota:	1000 Ellsworth Street, Suite 2400B	6,700 sq. ft.
Ellsworth Air Force Base, South Dakota 57706

	321 Kansas City Street	130,200 sq. ft.
Rapid City, South Dakota 57701

	2801 South Kiwanis Avenue, Suite 100	14,200 sq. ft.
Sioux Falls, South Dakota 57105

	925 29th Street Southeast	2,500 sq. ft.
Watertown, South Dakota 57201

Texas:	13801 North Mo-Pac Expressway, Suite 300	20,400 sq. ft.
Austin, Texas 78727

We believe our on-site programs not only offer students, faculty and staff an opportunity to participate in a traditional college experience, but also provide online students, faculty and staff with a sense of connection to the university. Additionally, on-site faculty play an important role in integrating online faculty into the academic programs and ensuring the overall consistency and quality of the student learning experience. We believe the mix of a growing online program, anchored by on-site programs with a nearly 69-year history and heritage, differentiates the university from most other for-profit post-secondary education institutions.

Faculty and Other Employees

Our faculty includes full-time faculty members who teach under a nine-month teaching contract, as well as adjunct campus-based and online faculty members who teach on a course-by-course basis for a specified fee. As of March 1, 2010, the university employed approximately 21 full-time and 566 part-time faculty members. Approximately 67% of our current faculty members hold a Master’s degree in their respective field and approximately 24% of our faculty members hold a Doctoral degree.

We follow a specific process for faculty hiring which we have developed over the years. Campus academic deans initiate the recruitment process for full-time faculty. The faculty position description, which includes education, experience requirements and faculty duties, details the knowledge and skills required in successful candidates. Our published standards for faculty members are based on state regulations and regional and specialized accrediting standards, such as those published by state boards of nursing, the Higher Learning Commission, the International Assembly of Collegiate Business Education and the American Bar Association.

We recruit qualified faculty through postings on the university’s web site, as well as placement of advertisements in local media and publications. We review official transcripts to validate academic qualifications and faculty vitae to verify academic preparation consistent with the university’s qualification guidelines, as well as engagement in relevant professional activities.

As we are a multi-campus institution, we recognize that most efforts to train, evaluate and recognize faculty members must originate at the individual campus level. The campus academic deans are responsible for local orientation and in-service programs for faculty, schedules for faculty appraisal, promotions and merit increase recommendations, as well as formal and informal efforts to retain faculty members. The system academics office and the campus academic deans establish and uphold the university’s policies and practices for faculty appraisal. We provide ongoing and meaningful feedback on individual performance to our faculty members for their professional growth and for the continued advancement of the university.

Retention of quality associate faculty is a priority for us. To promote continuity within this vital teaching core, we have undertaken a number of initiatives to retain associate faculty. First, we have made strides in improving associate faculty compensation over the last four years, and we recognize that additional improvements may be required to attract and retain a qualified faculty. Second, a pilot program is currently underway within distance learning to address the university’s goal of establishing a competitive associate faculty compensation plan that is also tied to performance metrics. This associate faculty evaluation model was developed specifically for the unique demands, expectations and requirements of online faculty members and was designed to integrate multiple aspects of appraisal to create a comprehensive analysis of faculty and staff performance.

Faculty and staff are encouraged to actively participate in a variety of academic and non-academic organizations. Faculty members participate in a wide variety of professional associations and activities at the local, state and regional level. We encourage our faculty to stay current on changes and trends within higher education, as well as their respective industries. Participation in professional organizations by faculty and staff bring current information relevant to the university’s mission and programming to students and the workplace.

In addition to our faculty, as of February 1, 2010, we employed 564 staff and administrative personnel in university services, academic advising and support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with the university.

Marketing, Recruitment and Retention

Marketing. We engage in a range of activities designed to generate awareness among prospective students. Such activities include building strong brand recognition, differentiating us from other educational institutions and stimulating student and alumni referrals. Our online marketing targets working adults focused on program quality, convenience and career advancement goals. Our on-campus marketing targets traditional college students, working adults seeking a high quality education in a traditional college setting and working adults seeking to take classes on-site at their employer’s facility. In marketing our programs to prospective students, we emphasize the value of the educational experience and the academic rigor and career orientation of our programs.

Recruitment. Once a prospective student has indicated an interest in enrolling in one of our programs, the university’s lead management system identifies and directs an admissions representative to initiate prompt communication. The admissions representative serves as the primary, direct contact for the prospective student, and the representative’s goal is to help the student gain sufficient knowledge and understanding of the university’s programs so the prospective student can assess whether the university’s offerings satisfy his or her goals.

Retention. We utilize a system retention team to support students in advancing from matriculation through attainment of educational goals. The retention team members monitor various risk factors, such as the failure to buy books for a registered course, lack of attendance or failure to participate in online orientation exercises. Upon identifying an at-risk student, the university can interact with the student to assist him or her in continuing his or her program of study.

Student Support Services

Encouraging students to complete their degree programs is critical to our success. We invest great effort in developing and providing resources that simplify the student enrollment process, acclimate students to our programs and online environment and support the student educational experience. Many of our support services, including academic, administrative and library services, are accessible online, allowing users to access these services at a time and in a manner convenient for them.

The student support services we provide include:

Academic services. We provide students with a variety of services designed to support their academic studies. We offer students entrance orientation, academic advising, technical support, research services, writing services and tutoring.

Administrative services. We provide students access to a variety of administrative services in person as well as telephonically and via the Internet. For example, students can review class schedules, apply for financial aid, pay tuition and access their unofficial transcripts online. The university’s financial service representatives provide personalized online and telephonic support to the students.

Library services. We provide a mix of online and on-campus library resources, services and instruction to support the educational and research endeavors of our students, faculty and staff, including physical and online libraries and online library resources available 24/7.

Career services. For those students seeking to change careers or explore new career opportunities, we offer career services support, including resume review and evaluation, career planning workshops and access to career services information for advice and support.

Technology support services. We provide online technical support to help students remedy technology-related issues. We also provide online tutorials and “Frequently Asked Questions” for students who are new to online coursework.

Admissions

Prospective students are required to complete an application to enroll in our programs. Upon the prospective student’s submission of an application, the admissions representative and student services personnel assist the applicant in gaining acceptance, arranging financial aid by financial services representatives, if needed, and registering for courses and preparing for matriculation.

Applicants to the university’s graduate programs must generally have an undergraduate degree from an accredited institution of higher learning in the United States or from an international institution of higher learning recognized by the ministry of education or other appropriate government agency, and

•	a minimum grade point average of 2.75 achieved for all undergraduate work;

•	a minimum grade point average of 2.9 achieved for the last one-half of the credits earned toward a Bachelor’s degree; or

•	a minimum grade point average of 3.0 in two or more graduate level courses taken at a regionally accredited institution of higher learning or recognized foreign equivalent.

Undergraduate applicants generally must have graduated from a recognized high school (or the Department of Education accepted equivalent) or submit an official transcript from an accredited higher education institution in the United States indicating completion of a post-secondary education program of at least two years that is acceptable for full credit toward a Bachelor’s degree, with a minimum cumulative grade point average of 2.0.

Enrollment

We have increased our enrollment from approximately 5,800 students as of March 1, 2009, to approximately 8,000 students as of March 1, 2010, representing an annual growth rate of approximately 39%. As of March 1, 2010, we had 3,198 students enrolled in our online programs, 3,667 students enrolled on-campus, and 1,124 students enrolled through our hybrid learning centers. The average age of our students was approximately 33 years.

The following is a summary of our student enrollment at February 28, 2010 and February 28, 2009 by degree type and by instructional delivery method:

	February 28, 2010		February 28, 2009
	No. of Students	% of Total	No. of Students	% of Total
Master’s	323	4.0%	239	4.2%
Bachelor’s	3,667	45.9%	3,319	57.7%
Associate and Other	3,999	50.1%	2,197	38.2%

Total	7,989	100.0%	5,755	100.0%

	February 28, 2010		February 28, 2009
	No. of Students	% of Total	No. of Students	% of Total
Online	3,198	40.0%	3,060	53.2%
On-Campus	3,667	45.9%	2,040	35.4%
Hybrid	1,124	14.1%	655	11.4%

Total	7,989	100.0%	5,755	100.0%

Tuition and Fees

Our tuition rates vary by educational site. Total tuition varies based upon several factors, including the number of credit hours for each program, the degree level of the program, geographic location and the discipline of the course.

Our students finance their education through a variety of sources, including government sponsored financial aid, private and NAU provided scholarships, employer provided tuition assistance, veteran’s benefits, private loans and cash payments. A substantial portion of our students rely on funds received under various government sponsored student financial aid programs, predominately Title IV programs. In the fiscal years ended May 31, 2009 and May 31, 2008, approximately 72% and 68%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs.

We have a refund policy for tuition and fees based upon semester start dates. If a student drops or withdraws from a course during the first week of classes, 100% of the charges for tuition and fees are refunded, while beyond the first week but during the first 60% of scheduled classes the percentage of tuition charges refunded is based on a daily proration based on a percent of the term completed. If the last day of attendance is beyond 60% of the scheduled classes, tuition and fees are not refunded. Fees charged include an application fee of $25 and specialty and program fees ranging from $45 to $100, depending on the program. A $75 administrative fee is assessed against each prorated refund. The return of Title IV funds and the tuition reduction is calculated based on the last day of attendance. A refund minus a $75 administrative fee is made within 45 days of the day the student’s withdrawal is determined. If the student was a financial aid recipient, a prorated amount of Title IV funds must be returned to the financial aid programs for students not completing 60% of the enrollment period.

Technology Systems

We remain focused on leveraging the use of technology to increase efficiencies in our academic programs and our general administrative operations. This commitment requires not only institutional budget expenditures, but also orientation and training in the use of this technology.

To service our online teaching we utilize Blackboard Learning Systems CE™, an Internet-based learning management system. The features of this product include content display and organization, synchronous and asynchronous chat, private messaging, quizzing and assignment submission and student tracking and grading. The system is used to present online courses to both domestic and international students. As a supplement to the Blackboard™ learning management system, we purchased secondary applications to support synchronous communications. These systems are used primarily to allow faculty, staff and students to communicate in real time as a required or optional component of an asynchronous Blackboard™ course.

We have also developed and deployed an Internet-based system called TEAMS to meet the growing needs of our online course delivery. TEAMS closely integrates with the Blackboard™ learning management system to deliver midpoint and end-of-course surveys to students, allows for automated loading of students into Blackboard™ courses, provides automated storage and delivery of research papers and aggregates survey results and faculty and staff participation information. The system is designed to utilize the storage capability of a relational database to provide historical and real time information.

Recognizing the need to manage content used in the Blackboard™ learning management system, we developed an internal system to input, organize, manage and display course materials. This system provides a word processor-style, Internet-based, content entry and editing interface that allows content experts to directly create and edit course content. Additionally, it organizes text, images, documents and multimedia resources in a relational database, allowing the university to more easily identify and re-task existing content for new projects and courses. Finally, the system is integrated with the learning management system and is used to display and deliver content seamlessly through Blackboard™ to students.

Intellectual Property

We publish intellectual property policies in our faculty handbook and our employee handbook that outline the ownership of creative works and inventions produced by employees within the scope of their employment, compliance with copyright law and the use of our copyrighted materials. When we hire content experts to develop curriculum, they receive a copy of our Copyright Fundamentals for Online Course Developers for review prior to project initiation. We also require them to execute our standard agreement to confirm that all materials created under the scope of the work become our exclusive intellectual property. These agreements also require the curriculum developer to comply with all laws or regulations related to copyright and the use of copyrighted materials.

We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. Through our extensive development of electronic instructional materials, on-campus and online courseware and related processes, we continue to accumulate copyrighted material and know how that has provided the basis for improving quality of instruction, programs and services to our students. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets.

We rely on trademark and service mark protections in the United States and other countries for our name and distinctive logos, along with various other trademarks and service marks related to specific offerings. We own federal registrations for our principal trademarks, National American University® and NAU® in the United States. These marks are important symbols for us and are used on our educational services and educational materials and a range of other items, including clothing and other memorabilia. These brands appear in our advertising and are seen by members of the general public as well as our direct constituents. We also own domain name rights to “national.edu” and other derivatives of that name, as well as a number of “nau” related domain names.

Competition

The post-secondary education industry is highly competitive and highly fragmented. As of June 2009, there were more than 4,000 colleges and universities in the United States. Of these, there were several hundred non-profit and for-profit educational institutions that operate in the post-secondary education market in which we operate.

We compete with both for-profit and non-profit career-oriented schools, two-year junior colleges and community colleges. Competition is generally based on location, program offerings, modality, the quality of instruction, placement rates, selectivity of admissions, recruiting and tuition rates. We seek to compete against community colleges by offering more frequent start dates, more flexible hours, better instructional resources, more hands on training, shorter program length and greater assistance with job placement. We also seek to compete against other career schools by focusing on offering high demand, career-oriented programs, providing individual attention to students, having an experienced executive management team with a strong operating history, and focusing on flexible degrees for working adults and other non-traditional students. We believe we are able to compete effectively in our respective local markets because of the diversity of our program offerings, quality of instruction, the strength of our brand, our reputation and our success in placing students with employers.

We also compete with other institutions that are eligible to receive Title IV program funding. These include four-year, non-profit colleges and universities, community colleges and for-profit institutions, whether they offer programs that are four years, two years or less. Our competition differs in each market depending on the curriculum offered. Also, because schools can often add new programs in a relatively short period of time, typically within six to 12 months, new competitors within an academic program area can emerge quickly.

Certain institutions have competitive advantages over us. Non-profit and public institutions receive substantial government subsidies, government and foundation grants and tax-deductible contributions and have other financial resources generally not available to for-profit schools. In addition, some of our for-profit competitors have a more extended or dense network of schools and campuses, which may enable them to recruit students more efficiently from a wider geographic area. Furthermore, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater financial and other resources and name recognition than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that have not previously offered online education programs.

Real Estate Operations

In addition to our university operations, we have historically operated a real estate business known as Fairway Hills Developments, or Fairway Hills. However, to focus on our main university business, we intend to gradually wind this business down through an orderly development and sale process. Our real estate business rents apartment units and develops and sells condominium units in the Fairway Hills Planned Residential Development area of Rapid City, South Dakota.

Our real estate business conducts business through various projects and associations, including Fairway Hills I and II, Park West, Vista Park, Fairway Hills Park and Recreational Association, the Vista Park Homeowners’ Association and the Park West Homeowners’ Association. Fairway Hills I and Fairway Hills II are

apartment buildings consisting of a total of 52 rental apartments of which approximately 92% are currently leased. Park West consists of 48 apartment units and is owned by a partnership that is 50% owned by us and 50% owned by members of the Buckingham family (including Robert Buckingham, chairman of our board of directors, and his siblings and the spouses and estates of his siblings). Park West apartment units are being converted to, and sold as, condominiums. While the conversion of the Park West building is not yet complete, as of January 2010, five of the available units in Park West have been sold. Currently, prices for Park West condominium units start at $145,000.

In addition, in 2008, we began construction of a condominium development called Vista Park. As of February 28, 2010, Fairway Hills has completed construction of a 24-unit condominium complex, which is known as Vista Park Phase I, and has sold six of the available units. Prices for Vista Park condominium units start at $149,000. We currently have plans to build three additional condominium complexes (Phases II, III and IV) in Vista Park, but construction of these additional phases is not expected to begin until after the sale of a substantial number of the currently available condominiums in Vista Park Phase I. In total, and upon completion of all four phases of development, the Vista Park condominium complexes would consist of 96 condominium units.

In connection with the development of Vista Park and the conversion of Park West apartments, Fairway Hills has created two new homeowners’ associations, the Vista Park Homeowner’s Association and the Park West Homeowner’s Association, each of which is a non-profit corporation, to manage and sell the condominiums. In addition, the Fairway Hills Park and Recreational Association, which is also a non-profit corporation, was created to operate as a homeowner’s association covering substantially all of the Fairway Hills development.

Environmental

Our facilities and operations are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. We are also required to obtain permits for air emissions, and to meet operational and maintenance requirements. If we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines or penalties.

Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

Compliance with Applicable Laws

We seek to comply with applicable local, state and federal laws and regulations under the oversight of our general counsel and the efforts of administrative staff members who implement compliance policies and procedures.

In that regard, we maintain a comprehensive institutional compliance program that integrates and coordinates all significant requirements with which the university must comply by law, regulation or other binding rule or agreement. Under the program, we have:

•	Designated a university compliance officer;

•	Created a university compliance committee made up of representatives of major internal departments and headed by the university compliance officer;

•	Implemented a program to monitor compliance and, when gaps or violations occur, to develop responses to correct deficiencies in a timely manner;

•	Established and communicated institutional principles designed to deter wrongdoing and to promote honest and ethical conduct;

•	Developed communication policies and procedures; and

•	Ensured the appropriate university department/governing body has identified appropriate disciplinary sanctions and has applied those sanctions when infractions occur.

Further, audits are periodically conducted to ensure compliance with applicable laws, including the following:

•	Federal Title IV student financial assistance program compliance attestation examinations are conducted annually to determine compliance and to identify any deficiencies requiring correction;

•	An audit of 401(k) retirement plans is conducted annually for compliance with applicable laws and fiduciary duties; and

•	Annual financial audit for compliance with GAAP.

REGULATORY MATTERS

We are subject to extensive regulation by state education agencies, accrediting commissions and the United States federal government through the Department of Education under the Higher Education Act. The regulations, standards and policies of these agencies cover substantially all of our operations, including the educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, finances, results of operations and financial condition.

As an institution of higher education that grants degrees and diplomas, we are required to be authorized by appropriate state education authorities. In addition, to participate in the federal programs of student financial assistance for our students, we are required to be accredited by an accrediting commission recognized by the Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting commission and the stated aims and purposes of the institution. The Higher Education Act requires accrediting commissions recognized by the Department of Education to review and monitor many aspects of an institution’s operations and to take appropriate action if the institution fails to meet the accrediting commission’s standards.

Our operations are also subject to regulation by the Department of Education due to our participation in Title IV programs. Title IV programs include educational loans with below-market interest rates that are guaranteed by the federal government in the event of a student’s default on repaying the loan, educational loans provided directly by the federal government and also grant programs for students with demonstrated financial need. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education and be certified as an eligible institution by the Department of Education.

We plan and implement our business activities to comply with the standards of these regulatory agencies. Our chief executive officer, chief financial officer, and general counsel also provide oversight designed to ensure that we meet the requirements of this regulatory environment.

State Education Licensure and Regulation

We are required by the Higher Education Act to be authorized by applicable state educational agencies in South Dakota and other states where we are located to participate in Title IV programs. In South Dakota, where our operations are headquartered, the state currently does not specifically regulate or authorize the degrees or other educational programs of private, regionally accredited institutions of higher education. If South Dakota were to enact legislation or regulations to regulate private, regionally accredited institutions of higher education, including us, the failure by us to obtain and maintain any required authorization to operate and offer educational programs in South Dakota would cause us to lose our eligibility to participate in Title IV programs.

In addition to South Dakota, we operate physical facilities offering educational programs in Colorado, Kansas, Minnesota, Missouri, New Mexico and Texas. In each of these states, we either maintain authorization or have received written confirmation that no express authorization is required from pertinent state educational agencies to offer our educational programs. Where required under applicable law, these authorizations from state educational agencies are very important to us. To maintain requisite state authorizations, we are required to continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs and various operational and administrative procedures. Failure to comply with applicable requirements of the state educational agencies in Colorado, Kansas, Minnesota, Missouri, New Mexico and Texas could result in us losing our authorization to offer educational programs in the applicable states. If that were to occur, the applicable state educational agency could force us to cease operations in their state. Even if the applicable state educational agency does not require the university to cease operations on an immediate basis, the loss of authorization by the state educational agency in such state would then cause our campuses in such state to lose eligibility to participate in Title IV programs, and such loss of Title IV program eligibility could force us to cease operations in such state. Alternatively, the state educational licensing agencies could restrict our ability to offer certain degree programs.

Our activities in certain other states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, even though we do not have a physical facility in such states. Therefore, in addition to South Dakota, Colorado, Kansas, Minnesota, Missouri, New Mexico and Texas, where we maintain physical facilities, we have obtained such approvals as we have determined to be necessary in connection with our activities in such other states that we believe constitute a presence requiring licensure or authorization by the state educational agency. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies.

We are subject to extensive regulations by the states in which we are authorized or licensed to operate. State laws and regulations typically establish standards in areas such as instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters, which can be different than and conflict with the requirements of the Department of Education and other applicable regulatory bodies. State laws and regulations may limit our ability to offer educational programs and offer certain degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education and many require the posting of surety bonds. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. If we lose state licensure in a state in which we have a physical location, we would also lose Title IV eligibility in that state.

In addition, several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states and can change frequently. Because we enroll students in all 50 states and the District of Columbia, we expect that other state regulatory authorities may request that we seek licensure or authorization in their states in the future. New laws, regulations or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, adversely affect enrollments and revenues and have a material adverse effect on our business.

We believe we are licensed or authorized in those jurisdictions where a license or authorization is currently required, and we do not believe that any of the states in which we are currently licensed or authorized, other than South Dakota, Colorado, Kansas, Minnesota, Missouri, New Mexico and Texas, are individually material to our operations. Although we believe that we will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future, if we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state, which could prohibit us from recruiting prospective students or offering services to current students in that state. We could also be subject to other sanctions, including restrictions on activities in that state, fines and penalties. The loss of licensure or authorization in certain states could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

State Professional Licensure

Many states have specific licensure requirements that an individual must satisfy to be licensed as a professional in specified fields, including fields such as education and healthcare. These requirements vary by state and by field. A student’s success in obtaining licensure following graduation typically depends on several factors, including the background and qualifications of the individual graduate, as well as the following factors, among others:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all requirements for professional licensure in that state;

•	whether the institution and the program are accredited and, if so, by what accrediting commissions; and

•	whether the institution’s degrees are recognized by other states in which a student may seek to work.

Many states also require that graduates pass a state test or examination as a prerequisite to becoming certified in certain fields, such as teaching and nursing. Many states also may require a criminal background clearance before granting certain professional licensures or certifications. Our catalog informs students that it is incumbent upon the student to verify whether a specific criminal background clearance is required in their field of study prior to beginning course work.

Accreditation

We have been institutionally accredited since 1985 by the Higher Learning Commission, a regional accrediting commission recognized by the Department of Education. Our accreditation was reaffirmed in 2008 for the maximum term of 10 years as part of a regularly scheduled reaffirmation process. Accreditation is a private, non-governmental process for evaluating the quality of educational institutions and their programs in areas, including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources and financial stability. To be recognized by the Department of Education, accrediting commissions must comply with Department of Education regulations, which require, among other things, that accrediting agencies adopt specific standards for their review of educational institutions, conduct peer review evaluations of institutions and publicly designate those institutions that meet their criteria. An accredited school is subject to periodic review by its accrediting commissions to determine whether it continues to meet the performance, integrity and quality required for accreditation.

There are six regional accrediting commissions recognized by the Department of Education, each with a specified geographic scope of coverage, which together cover the entire United States. Most traditional, public and private non-profit, degree-granting colleges and universities are accredited by one of these six regional accrediting commissions. The Higher Learning Commission, which accredits us, is the same regional accrediting commission that accredits other degree-granting public and private colleges and universities in the states of Arizona, Arkansas, Colorado, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, South Dakota, West Virginia, Wisconsin and Wyoming.

Accreditation by the Higher Learning Commission is important to us for several reasons, one being that it enables our students to receive Title IV financial aid. Other colleges and universities depend, in part, on an institution’s accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating candidates’ credentials, and students and corporate and government sponsors under tuition reimbursement programs consider accreditation as assurance that an institution maintains quality educational standards. If we fail to satisfy the standards of the Higher Learning Commission, we could lose our accreditation by that agency, which would cause us to lose our eligibility to participate in Title IV programs.

The reauthorization of the Higher Education Act in 2008, and final regulations issued by the Department of Education, in October of 2009, which will be effective July 1, 2010, require accrediting commissions to monitor the growth of institutions that they accredit. The Higher Learning Commission requires all affiliated institutions, including us, to complete an annual data report. If the non-financial data, particularly enrollment information, and any other information submitted by the institution indicate problems, rapid change or significant growth, the Higher Learning Commission staff may require that the institution address any concerns arising from the data report in the next self-study and visit process or may recommend additional monitoring. In addition, the Department of Education has issued regulations, which will take effect on July 1, 2010, that will require the Higher Learning Commission to notify the Department of Education if an institution the Higher Learning Commission accredits that offers distance learning programs, such as us, experiences an increase in its headcount enrollment of 50% or more in any fiscal year. The Department of Education may consider that information in connection with its own regulatory oversight activities.

In addition to institution-wide accreditation, there are numerous specialized accrediting commissions that accredit specific programs or schools within their jurisdiction, many of which are in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting commissions signifies that those programs have met the additional standards of those agencies. In addition to being accredited by the Higher Learning Commission, we also have the following specialized accreditations:

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The Commission on Accreditation of Allied Health Education Programs, on the recommendation of the Curriculum Review Board of the American Association of Medical Assistants Endowment, accredits our medical assisting programs offered in Colorado Springs, Colorado; Denver, Colorado; Overland Park, Kansas; Bloomington, Minnesota; Roseville, Minnesota; Albuquerque, New Mexico; and Sioux Falls, South Dakota.

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The medical assisting programs offered at Albuquerque, New Mexico; Bloomington, Minnesota; Colorado Springs, Colorado; Denver, Colorado; Overland Park, Kansas; Roseville Minnesota; and Sioux Falls South Dakota, are accredited by the Commission on Accreditation of Allied Health Education Programs on the recommendation of the Medical Assisting Education Review Board.

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The Commission on Accreditation of Athletic Training Education (formerly the Commission on Accreditation of Allied Health Education Programs, Joint Review Committee on Education Programs in Athletic Training) accredits our athletic training education program (on probation, with a progress report due by June 1, 2010).

•	The Committee on Veterinary Technician Education and Activities of the American Veterinary Medical Association accredits our veterinary technology program.

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We have received specialized accreditation for our Associate of Applied Science, Bachelor of Science, Master of Management and Master of Business Administration degree programs in business through the International Assembly for Collegiate Business Education, Olathe, Kansas.

•	The National League for Nursing Accrediting Commission has granted full initial accreditation for our Zona Rosa, Missouri Associate of Science in Nursing program for spring 2009 through spring 2014.

•	The Standing Committee on Paralegals of the American Bar Association approves our paralegal studies program offered in Rapid City, South Dakota.

If we fail to satisfy the standards of any of these specialized accrediting commissions, we could lose the specialized accreditation for the affected programs, which could result in materially reduced student enrollments in those programs.

Regulation of Federal Student Financial Aid Programs

To be eligible to participate in Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the United States Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state or states in which it is physically located (in our case, South Dakota, Colorado, Kansas, Minnesota, Missouri, New Mexico and Texas) and maintain institutional accreditation by an accrediting commission recognized by the Department of Education.

The substantial amount of federal funds disbursed to schools through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit educational institutions. As a result, for-profit educational institutions, including ours, are subject to extensive oversight and review. Because the Department of Education periodically revises its regulations (as is currently underway in connection with the August 2008 reauthorization of the Higher Education Act described below) and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant factors relating to Title IV programs that could adversely affect us include the following:

Congressional action and changes in Department of Education regulations. Congress must reauthorize the Higher Education Act on a periodic basis, usually every five to six years, and the most recent reauthorization occurred in August 2008. The reauthorized Higher Education Act reauthorized all of Title IV programs in which we participate, but made numerous revisions to the requirements governing Title IV programs, including provisions relating to the relationships between institutions and lenders that make student loans, student loan default rates and the formula for revenue that institutions are permitted to derive from Title IV programs. Prior to the reauthorization, the College Cost Reduction and Access Act, enacted in September 2007, significantly reduced subsidies to lenders and guarantors participating in the FFEL program as an offset to increases in other Title IV programs. This, in turn, reduced the profitability of the FFEL program for many lenders and also resulted in significant changes to the terms of loans that providers of alternative loans (i.e., non-governmental loans) to students were willing to make. Lenders have experienced difficulty in securing funding through the debt markets for FFEL program loans; however, since the May 2008 enactment of the Ensuring Continued Access to Student Loans Act, the Department of Education has provided liquidity support to FFEL lenders by purchasing loans and providing long term financing for FFEL loans. This program was designed to continue access by students and parents to FFEL loans in the future. The United States House of Representatives has passed legislation to eliminate the FFEL program in favor of the Direct Loan Program (in which the Department of Education originates Title IV loans) and such legislation is now pending in the United States Senate. NAU is approved by the Department of Education to participate in the Direct Loan Program. We cannot predict with certainty whether any of the pending legislation will be enacted. The elimination of certain Title IV programs, material changes in the requirements for participation in such programs or the substitution of materially different programs could increase our costs of compliance and could reduce the ability of some of our students to finance their education.

In November 2009, December 2009 and January 2010, the Department of Education conducted negotiated rulemaking sessions focused on a broad array of issues concerning a number of significant aspects of Title IV programs, including, among other things, student eligibility, program eligibility, state authorization and oversight, compensation of admissions and financial aid personnel and agreements between institutions. Because the negotiated rulemaking panel did not achieve consensus on the package of proposed regulatory changes, the Department of Education may proceed with a Notice of Proposed Rulemaking to establish new regulatory requirements, which would be expected to take effect on July 1, 2011. We cannot predict with certainty the nature of any new regulatory requirements. Any regulatory changes that affect our eligibility to participate in Title IV programs or that reduce the availability of Title IV program funds to our students could have a material adverse effect on our business, financial condition and results of operations.

In addition, Congress must determine the funding levels for Title IV programs on an annual basis through the budget and appropriations process. A reduction in federal funding levels for Title IV programs could reduce the ability of some students to finance their education. The loss of or a significant reduction in Title IV program funds available to our students could reduce our enrollments and revenue and have a material adverse effect on our business.

Eligibility and certification procedures. Each institution must apply periodically to the Department of Education for continued certification to participate in Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the school’s program participation agreement with the Department of Education. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

Our current certification to participate in the Title IV programs was effective in January 2010 and extends through December 31, 2012. Such certification is on a provisional basis due to the change in ownership of NAU that resulted from our transaction with Dlorah.

Based on our audited financial statements for the fiscal year ended May 31, 2009, the Department of Education informed us by a letter dated January 14, 2010 that we were no longer required to maintain a letter of credit, receive Title IV program funds under the heightened cash monitoring payment method or be subject to certain other reporting requirements. We remain provisionally certified, however, as a result of our transaction with Dlorah.

Administrative capability. Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program requirements;

•	have an adequate number of qualified personnel to administer Title IV programs;

•	have acceptable standards for measuring the satisfactory academic progress of its students;

•	not have student loan cohort default rates above specified levels;

•	have various procedures in place for awarding, disbursing and safeguarding Title IV program funds and for maintaining required records;

•	administer Title IV programs with adequate checks and balances in its system of internal controls;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

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refer to the Department of Education’s Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit all required reports and financial statements in a timely manner; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria, the Department of Education may:

•	require the institution to repay Title IV funds its students previously received;

•	transfer the institution from the advance method of payment of Title IV funds to heightened cash monitoring status or the reimbursement method of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the institution’s participation in Title IV programs.

If the Department of Education determines that we failed to satisfy its administrative capability requirements, then our students could lose, or be limited in their access to, Title IV program funding.

Financial responsibility. The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as us must satisfy to participate in Title IV programs. The Department of Education evaluates institutions for compliance with these standards on an annual basis based on the institution’s annual audited financial statements as well as when the institution applies to the Department of Education to have its eligibility to participate in Title IV programs recertified. The most significant financial responsibility standard is the institution’s composite score, which is derived from a formula established by the Department of Education based on three financial ratios:

•	equity ratio, which measures the institution’s capital resources, financial viability and ability to borrow;

•	primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

•	net income ratio, which measures the institution’s ability to operate at a profit or within its means.

The Department of Education assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The Department of Education then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations including required refunds to students and any Title IV liabilities and debts, be current in its debt payments and not receive an adverse, qualified or disclaimed opinion by its accountants in its audited financial statements.

If the Department of Education determines that an institution does not meet the financial responsibility standards due to a failure to meet the composite score or other factors, the institution should be able to establish financial responsibility on an alternative basis permitted by the Department of Education. This alternative basis could include, in the Department’s discretion, posting a letter of credit, accepting provisional certification, complying with additional Department of Education monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement, such as the reimbursement method of payment or heightened cash monitoring, or complying with or accepting other limitations on the institution’s ability to increase the number of programs it offers or the number of students it enrolls.

Based on our composite score for fiscal year ended May 31, 2007 and continuing for our fiscal year ended May 31, 2008, the Department of Education determined that we failed to meet the standards of financial responsibility. The Department therefore required us to participate in Title IV programs under an alternative basis of financial responsibility requiring provisional certification, the posting of a letter of credit representing 10% of the Title IV program funds received by us during our most recently completed fiscal year, the receipt of Title IV program funds under the heightened cash monitoring payment method and compliance with certain other reporting requirements. Based on our audited financial statements for the fiscal year ended May 31, 2009, which indicated our composite score for such fiscal year was 1.6, the Department of Education informed us by a letter dated January 14, 2010 that we were no longer required to maintain a letter of credit, receive Title IV program funds under the heightened cash monitoring payment method or be subject to certain other reporting requirements. We remain provisionally certified, however, as a result of our transaction with Dlorah.

The requirement to post or maintain a letter of credit or other sanctions imposed by the Department of Education increased our cost of regulatory compliance and affected our cash flows. If we are unable to meet the minimum composite score or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, then our students could lose their access to Title IV program funding.

Return of Title IV funds for students who withdraw. When a student who has received Title IV funds withdraws from school, the institution must determine the amount of Title IV program funds the student has “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student has earned is equal to a pro rata portion of the funds the student received or for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV program funds he or she received. The institution must then return the unearned Title IV program funds to the appropriate lender or the Department of Education in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If such payments are not timely made, the institution will be required to submit a letter of credit to the Department of Education equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of the withdrawn students in the audit sample in the institution’s annual Title IV compliance audit for either of the institution’s two most recent fiscal years or in a Department of Education program review triggers this letter of credit requirement. We did not exceed this 5% threshold in our annual Title IV compliance audit for either of our two most recent fiscal years.

The “90/10 Rule.” A requirement of the Higher Education Act commonly referred to as the “90/10 Rule” provides that an institution loses its eligibility to participate in Title IV programs, if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenue, the institution derives more than 90% of its revenues for any fiscal year from Title IV program funds. This rule applies only to for-profit post-secondary educational institutions, including us. Prior to the August 2008 reauthorization of the Higher Education Act, an institution that violated the rule became ineligible to participate in Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeded the 90% threshold, and it was unable to apply to regain its eligibility until the next fiscal year. If an institution exceeded the 90% threshold for a fiscal year and it and its students had received Title IV funds for the next fiscal year, it was required to return those funds to the applicable lender or the Department of Education. The August 2008 reauthorization of the Higher Education Act included significant revisions to the “90/10 Rule,” effective upon the date of the law’s enactment. Under the revised law, an institution is subject to loss of eligibility to participate in Title IV programs only if it exceeds the 90% threshold for two consecutive fiscal years, and an institution whose rate exceeds 90% for any single fiscal year will be placed on provisional certification.

Using the Department of Education’s formula under the “90/10 Rule,” as promulgated prior to regulatory revisions implementing the August 2008 reauthorization of the Higher Education Act, for our 2007 and 2008 fiscal years, we derived approximately 62.9% and 67.65%, respectively, of our revenues (calculated on a cash basis) from Title IV program funds. For our 2009 fiscal year, we derived approximately 71.6% of our revenues (calculated on a cash basis) from Title IV program funds. Recent changes in federal law that increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues NAU receives from Title IV programs, which could make it more difficult for us to satisfy the “90/10 Rule.” In addition, economic downturns that adversely affect students’ employment circumstances could also increase their reliance on Title IV programs. However, such effects may be mitigated by other provisions of the recent Higher Education Act reauthorization that allow institutions, when calculating their compliance with this revenue test, to exclude from their Title IV revenues through June 30, 2011 the additional federal student loan amounts that became available July 1, 2008 under the Ensuring Continued Access to Student Loans Act, and to include more non-Title IV revenues, such as revenues from institutional loans under certain circumstances.

Student loan defaults. Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of Title IV programs if defaults by its students on the repayment of loans received through either the FFEL or the Federal Direct Loan, or Direct Loan, programs exceed certain levels. For each federal fiscal year, the Department of Education calculates a rate of student defaults on such loans for each institution, known as a “cohort default rate.” An institution’s cohort default rate for a federal fiscal year is calculated by determining the rate at which borrowers who became subject to their repayment obligation in that federal fiscal year defaulted by the end of the following federal fiscal year.

If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the FFEL and Direct Loan programs, and the Pell Grant program, ends 30 days after that notification, unless the institution appeals that determination in a timely manner on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL and Direct Loan programs ends 30 days after notification by the Department of Education that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under either of these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification and for the next two federal fiscal years.

If an institution’s FFEL and Direct Loan cohort default rate equals or exceeds 25% in any single federal fiscal year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds, but an institution on provisional status is subject to closer review by the Department of Education if it applies for recertification or approval to open a new location, add an educational program, acquire another school or make any other significant change, and the Department of Education may revoke such institution’s certification without advance notice if it determines that the institution is not fulfilling material Title IV program requirements. We are approved to participate in both the FFEL and Direct Loan programs; however, our students to date have not borrowed through the Direct Loan program. If our students begin taking out loans under the Direct Loan program, those loans will be combined with our FFEL loans in calculating our annual student loan cohort default rate. In such case, the potential sanctions discussed in this section would be based on the combined cohort default rate. Our official cohort default rates for the 2007, 2006 and 2005 federal fiscal years (the most recent federal fiscal years for which official cohort default rates have been issued by the Department of Education) were 8.2%, 7.3% and 7.5%, respectively.

The August 2008 reauthorization of the Higher Education Act included significant revisions to the requirements concerning FFEL and Direct Loan cohort default rates. Under the revised law, the period for which students’ defaults on their loans are included in the calculation of an institution’s cohort default rate has been extended by one additional year, which is expected to increase the cohort default rates for most institutions. That change will be effective with the calculation of institutions’ cohort default rates for federal fiscal year 2009, which are expected to be calculated and issued by the Department of Education in 2012. The revised law also increased the threshold for ending an institution’s participation in the relevant Title IV programs from 25% to 30%, effective in 2012.

Incentive compensation rule. An institution that participates in Title IV programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity. The Department of Education’s current regulations set forth 12 “safe harbors” that describe payments and arrangements that do not violate the incentive compensation rule. The Department of Education’s regulations make clear that the safe harbors are not a complete list of permissible practices under this law. One of these safe harbors permits adjustments to fixed salary for enrollment personnel provided that such adjustments are not made more than twice during any twelve-month period, and that any adjustment is not based solely on the number of students recruited, admitted, enrolled or awarded financial aid. While we believe that our compensation policies and practices have not been based on success in enrolling students in violation of applicable law, the Department of Education’s regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances and, in a limited number of instances, our actions have not been within the scope of any specific safe harbor provided in the regulations. In addition, such safe harbors do not address non-cash awards to enrollment personnel. The restrictions of the incentive compensation rule also extend to any third-party companies that an educational institution contracts with for student recruitment, admissions or financial aid awarding services. A “negotiated rulemaking” panel convened in November 2009, December 2009 and January 2010 to develop changes to such regulations. While this panel did not achieve consensus on revisions to the incentive compensation regulations, the Department of Education proposed elimination of all “safe harbor” provisions during the panel’s deliberations. Because the negotiated rulemaking panel did not achieve consensus, the Department of Education may proceed with a Notice of Proposed Rulemaking to revise the incentive compensation regulations. We cannot predict with certainty either the timing or the substance of the Department of Education’s Notice of Proposed Rulemaking. Any changes to the Department of Education’s regulations could require us to modify or suspend our current compensation practices which could harm our ability to attract and retain qualified personnel and could increase our costs of compliance.

In recent years, several for-profit education companies have been faced with whistleblower lawsuits, known as “qui tam” cases, brought by current or former employees alleging that their institution’s compensation practices did not comply with the incentive compensation rule. A qui tam case is a civil lawsuit brought by one or more individuals (a “relator”) on behalf of the federal government for an alleged submission to the government of a false claim for payment. The relator, often a current or former employee, is entitled to a share of the government’s recovery in the case, including the possibility of treble damages. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the case. If the government intervenes, it takes over primary control of the litigation. If the government declines to intervene in the case, the relator may nonetheless elect to continue to pursue the litigation at his or her own expense on behalf of the government.

Compliance reviews. We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, agencies that guarantee FFEL loans, various state approving agencies for financial assistance to veterans and accrediting commissions. As part of the Department of Education’s ongoing monitoring of institutions’ administration of Title IV programs, the Higher Education Act also requires institutions to annually submit to the Department of Education a Title IV compliance audit conducted by an independent certified public accountant in accordance with applicable federal and Department of Education audit standards. In addition, to enable the Department of Education to make a determination of an institution’s financial responsibility, each institution must annually submit audited financial statements prepared in accordance with Department of Education regulations.

Privacy of student records. The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education’s FERPA regulations require educational institutions to protect the privacy of students’ educational records by limiting an institution’s disclosure of a student’s personally identifiable information without the student’s prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right and to maintain records in each student’s file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the Department of Education may require corrective actions by the institution or may terminate an institution’s receipt of further federal funds. In addition, educational institutions are obligated to safeguard student information pursuant to the Gramm-Leach-Bliley Act, or GLBA, a federal law designed to protect consumers’ personal financial information held by financial institutions and other entities that provide financial services to consumers. GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the Federal Trade Commission, or FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use and disclosure of student information. The institution must also comply with the FTC Red Flags Rule, a section of the federal Fair Credit Reporting Act, that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts.

Potential effect of regulatory violations. If we fail to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring NAU to the reimbursement or cash monitoring method of payment, requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend or terminate our participation in Title IV programs or referring the matter for civil or criminal prosecution. Because we are provisionally certified to participate in Title IV programs, the Department of Education may revoke our certification without advance notice or advance opportunity for us to challenge that action. In addition, the agencies that guarantee FFEL loans for our students could initiate proceedings to limit, suspend, or terminate our eligibility to provide FFEL loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenues and results of operations could be materially and adversely affected.

In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by regulatory agencies, but also by other government agencies and third parties, such as current or former students or employees and other members of the public.

Uncertainties, increased oversight and regulation and changes in student loan environment. Since 2007, student loan programs, including Title IV and private programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general and other parties. Issues that have received extensive attention include allegations of conflicts of interest between some institutions and lenders that provide student loans, questionable incentives given by lenders to some schools and school employees, allegations of deceptive practices in the marketing of student loans and schools leading students to use certain lenders. Several institutions and lenders have been cited for these problems and have paid several million dollars in the aggregate to settle those claims. The practices of numerous other schools and lenders were or are being examined by government agencies at the federal and state level. As a result of this scrutiny, Congress has passed new laws, the Department of Education and the Board of Governors of the Federal Reserve System have enacted or proposed stricter regulations and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools and school personnel. These new laws and regulations, among other things, limit schools’ relationships with lenders, restrict the types of services that schools may receive from lenders, prohibit lenders from providing other types of funding to schools in exchange for Title IV loan volume, require schools and lenders to provide additional information to students concerning institutionally preferred lenders and significantly reduce the amount of federal payments to lenders who participate in the Title IV loan programs. Adverse market conditions for consumer loans in general have affected the student lending marketplace. In addition, Congress currently is considering legislation to significantly modify or eliminate the FFEL program in favor of the Direct Loan program.

The cumulative impact of these developments and conditions has caused some lenders to cease providing Title IV or private loans to students, including some lenders that have previously provided Title IV or private loans to our students. Other lenders have reduced the benefits and increased the fees associated with the Title IV or private loans they do provide. We and other schools have had to modify student loan practices in ways that result in higher administrative costs. If the costs of their Title IV or private loans increase, some students may decide not to take out loans and not enroll in a post-secondary institution. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students would be able to obtain Title IV loans in the future and that a sufficient number of lenders would continue to provide Title IV loans. Among other things, the legislation:

•	authorized the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•

permitted the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies would be required to make Title IV loans to all otherwise eligible students at those institutions.

We cannot predict whether this legislation ultimately will be effective in ensuring students’ access to Title IV loan funding. The environment surrounding access to and cost of student loans remains in a state of flux, with reviews of institutions and lenders still pending and with additional legislative and regulatory changes being actively considered at the federal and state levels. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students’ access to Title IV loans, may adversely affect our student enrollments.

Regulatory Standards that May Restrict Institutional Expansion or Other Changes

Many actions that we may wish to take in connection with expanding our operations or other changes are subject to review or approval by the applicable regulatory agencies.

Adding teaching locations, implementing new educational programs and increasing enrollment. The requirements and standards of state education agencies, accrediting commissions and the Department of Education limit our ability in certain instances to establish additional teaching locations, implement new educational programs or increase enrollment in certain programs. Many states require review and approval before institutions can add new locations or programs. The state educational agencies, the Higher Learning Commission and the specialized accrediting commissions that authorize or accredit us and our programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic and other qualifications of the institution.

With respect to the Department of Education, if an institution participating in Title IV programs plans to add a new location or educational program, the institution must generally apply to the Department of Education to have the additional location or educational program designated as within the scope of the institution’s Title IV eligibility. However, a degree-granting institution generally is not required to obtain the Department of Education’s approval of additional programs that lead to an Associate, Bachelor’s, professional or graduate degree at the same degree level as programs previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that prepare students for gainful employment in the same or a related recognized occupation as an educational program that has previously been designated by the Department of Education as an eligible program at that institution if it meets certain minimum-length requirements. However, as a condition for an institution to participate in Title IV programs on a provisional basis, as in our case, the Department of Education can require prior approval of such programs or otherwise restrict the number of programs an institution may add or the extent to which an institution can modify existing educational programs. If an institution that is required to obtain the Department of Education’s advance approval for the addition of a new program or new location fails to do so, the institution may be liable for repayment of the Title IV program funds received by the institution or students in connection with that program or enrolled at that location.

Provisional certification. Each institution must apply to the Department of Education for continued certification to participate in Title IV programs at least every six years and when it undergoes a change in control. An institution may also come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding an educational program or modifying the academic credentials that it offers.

The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. In addition, if a company acquires a school from another entity, the acquired school will automatically be placed on provisional certification when the Department of Education approves the transaction. During the period of provisional certification, the institution must comply with any additional conditions or restrictions included in its program participation agreement with the Department of Education. Students attending provisionally certified institutions remain eligible to receive Title IV program funds, but if the Department of Education finds that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs without advance notice or advance opportunity for the institution to challenge that action. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school or make any other significant change.

We are currently provisionally certified to participate in Title IV programs through December 31, 2012. Our status beyond that point depends on whether the Department of Education determines at that time that we are not fully satisfying all of the Department of Education eligibility and certification standards.

Acquiring other schools. While we have not acquired any other schools in the past, we may seek to do so in the future. The Department of Education and virtually all state education agencies and accrediting commissions require a company to obtain their approval if it wishes to acquire another school. The level of review varies by individual state and accrediting commission, with some requiring approval of such an acquisition before it occurs while others only consider approval after the acquisition has occurred. The approval of the applicable state education agencies and accrediting commissions is a necessary prerequisite to the Department of Education certifying the acquired school to participate in Title IV programs. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other schools in some circumstances.

Change in ownership resulting in a change in control. Many states and accrediting commissions require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. The types of and thresholds for such reporting and approval vary among the states and accrediting commissions. The Higher Learning Commission provides that an institution must obtain its approval in advance of a change in control, structure or organization for the institution to retain its accredited status. In addition, in the event of a change in control, structure or organization, the Higher Learning Commission requires a post-transaction focused visit or other evaluation to review the appropriateness of its approval of the change and whether the institution has met the commitment it made to the Higher Learning Commission prior to the approval. Other specialized accrediting commissions also require an institution to obtain similar approval before or after the event that constitutes a change in control under their standards.

Many states include the transfer of a controlling interest of common stock in the definition of a change in control requiring approval, but their thresholds for determining a change in control vary widely. A change in control under the definition of one state educational agency that regulates us might require us to obtain approval of the change in control to maintain authorization to operate in that state, and in some cases such states could require us to obtain advance approval of the change in control.

Under Department of Education regulations, an institution that undergoes a change in control loses its eligibility to participate in Title IV programs and must apply to the Department of Education to reestablish such eligibility. If an institution files the required application and follows other procedures, the Department of Education may temporarily certify the institution on a provisional basis following the change in control, so that the institution’s students retain access to Title IV program funds until the Department of Education completes its full review. In addition, the Department of Education will extend such temporary provisional certification if the institution timely files other required materials, including the approval of the change in control by its state authorizing agency and accrediting commission and an audited balance sheet showing the financial condition of the institution or its parent corporation as of the date of the change in control. If the institution fails to meet any of these application and other deadlines, its certification will expire and its students will not be eligible to receive Title IV program funds until the Department of Education completes its full review, which commonly takes several months and may take longer. If the Department of Education approves the application after a change in control, it will certify the institution on a provisional basis for a period of up to approximately three years.

Our transaction with Dlorah was deemed to be a change of control for NAU by both the Department of Education and the Higher Learning Commission. The Department of Education recertified NAU to participate in Title IV programs following the transaction, with such certification extending through December 31, 2012. The Higher Learning Commission approved the change of ownership or control, with several conditions consistent with its change of ownership procedures and requirements. These conditions include: (a) that we file a progress report by week six of each semester providing our enrollment information by degree program and by location; (b) that we file a contingency report if there is any decision to offer a follow-up or secondary stock offering at least 90 days prior to such an offering so that the Higher Learning Commission may assess whether there may be a subsequent change of control under the Higher Learning Commission’s policies; (c) that we undergo an evaluation within six months of the closing of the transaction focused on ascertaining the appropriateness of the approval of the change of control and of the institution’s compliance with any commitments made in the change of control application as well as with the applicable accreditation criteria and eligibility requirements; and (d) that a stipulation be added to our affiliation status limiting the programs at the Master’s level to existing programs and requiring us to seek the Higher Learning Commission’s approval for the addition of any new Master’s degrees. With respect to the progress report condition, the Higher Learning Commission approval provided that, if the pattern of enrollment growth calls into question the capacity of the institution to provide quality teaching and learning, the Higher Learning Commission may schedule a focused evaluation regarding this issue. With respect to the conduct of the focused evaluation related to our transaction with Dlorah, the Higher Learning Commission directed the team conducting that evaluation to review the pattern of governance exercised by us and succession planning to prepare the institution for the divestiture of the Buckingham family shares. In addition, the Higher Learning Commission approval indicated that it was reasonable to assume that the evaluation team conducting the focused evaluation might recommend a shortened time frame before the next comprehensive evaluation visit but not to exceed five years from the date of that focused visit. The approval confirmed that the Higher Learning Commission will not consider requests for approval of any additional educational programs at the Master’s level until after the successful completion of the focused evaluation conducted subsequent to the close of the transaction. Any failure by us to comply with the requirements of the Department of Education, the Higher Learning Commission or the state educational agencies from which we have a license or authorization, or a failure to obtain their approval of the change in control, could result in loss of authorization, accreditation or eligibility to participate in Title IV programs and cause a significant decline in our student enrollments.

A change in control also could occur as a result of future transactions in which we are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. In addition, Department of Education regulations provide that a change in control occurs for a publicly traded corporation if either: (a) there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change in control, or (b) the corporation has a stockholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own at least 25% of such stock or ceases to be the largest stockholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock in the future, including a disposition of our voting stock by Robert Buckingham’s partnership or living trust, could be determined by the Department of Education to be a change in control under this standard. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of stock. In addition, the adverse regulatory effect of a change in control also could discourage bids for our common stock and could have an adverse effect on the market price of our common stock.

We are seeking confirmation from the Department of Education and the Higher Learning Commission that this offering will not constitute a change of control under their respective standards. We similarly intend to seek confirmation, from each state educational agency that authorizes or licenses us and that has specific requirements pertaining to change of ownership and control, that this offering will not constitute a change of control under its respective standards.

Additional state regulation. Most state education agencies impose regulatory requirements on educational institutions operating within their boundaries. Some states have sought to assert jurisdiction over out-of-state educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states and can change frequently. We have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, and in other states we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies. Because we enroll students from all 50 states and the District of Columbia, we expect to have to seek licensure or authorization in additional states in the future. If we fail to comply with state licensing or authorization requirements for any state, we may be subject to the loss of state licensure or authorization by that state, or be subject to other sanctions, including restrictions on our activities in that state, fines and penalties. The loss of licensure or authorization in a state could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

MANAGEMENT

Directors and Executive Officers

The table below shows information about our directors and executive officers as of March 19, 2010:

Name	Age	Position
Robert D. Buckingham	73	Chairman of the Board of Directors
Dr. Jerry L. Gallentine	69	President and Director
Dr. Ronald L. Shape	42	Chief Executive Officer, Chief Financial Officer
Dr. Samuel D. Kerr	49	Provost, Secretary and General Counsel
Venessa D. Green	37	Interim Chief Financial Officer of NAU
Michaelle J. Holland	46	Regional President of NAU — East and Southeast
Lisa L. Knigge	47	Regional President of NAU — Southwest
Dr. Robert A. Paxton	54	President of NAU — Distance Learning
Scott E. Toothman	57	Vice President of Institutional Support and Military Services for NAU
Michael Buckingham	51	President, Real Estate Operations
Dr. Therese Kreig Crane	59	Director
Dr. R. John Reynolds	73	Director
Dr. Thomas D. Saban	57	Director
David L. Warnock	51	Director
H. Edward Yelick	76	Director

Robert D. Buckingham became chairman of our board of directors as of the closing of our transaction with Dlorah (November 23, 2009). Mr. Buckingham has served as president of Dlorah since 1986 and chairman of the board of directors of Dlorah as well as chairman of the board of governors of NAU since 1991. He is a member of the board of directors of the Rapid City Defense Housing Corporation, which owns and leases the Dakota Ridge housing to Air Force personnel. From 1960 to 1981 he worked in various executive and management positions in transportation and real estate development organizations. Mr. Buckingham has a B.S. in Business Management from the University of Colorado. Mr. Buckingham is the father of Michael Buckingham, who is the president of our real estate operations.

Dr. Jerry L. Gallentine joined our board of directors and was appointed as our president as of the closing of our transaction with Dlorah (November 23, 2009). Dr. Gallentine has served as university president of NAU since 1993 and was the chief executive officer of NAU from 1993 until April 2009. Dr. Gallentine also currently serves on the board of directors of Salem International University. Dr. Gallentine has over 44 years of experience in the education industry. He served as president of Western New Mexico University from 1990 to 1993 and was president of Peru State College in Nebraska from 1982 to 1990. From 1979 to 1982, Dr. Gallentine was president at Labette Community College in Parsons, Kansas. He was an assistant professor of biology at Midland Lutheran College in Fremont, Nebraska, from 1965 through 1968. Dr. Gallentine has served in many educational and cultural leadership roles, including past president of the board of directors of the Nebraska Educational Television Council for Higher Education, past chairman of the Council of Presidents of the Nebraska State College System, member of the board of directors of the Nebraska Humanities Council and founding member of the Nebraska Foundation for the Humanities. Dr. Gallentine has a B.S. from Fort Hays (Kansas) State University, and a M.Ed., M.S. and Ph.D. from the University of Toledo.

Dr. Ronald L. Shape was appointed our chief executive officer and chief financial officer as of the closing of our transaction with Dlorah (November 23, 2009). He has been the chief executive officer of NAU since April 2009, and was the chief operating officer of NAU from 2006 until 2009. Dr. Shape also served as the chief fiscal officer of NAU from 2002 until the closing of our transaction with Dlorah. In 2001, Dr. Shape was selected as the assistant to the university president of NAU and served as regional president for the Minnesota region with NAU in 2000. Dr. Shape worked in a number of different positions at NAU from 1991 to 2000, including system controller, assistant director of financial aid and student account specialist. Dr. Shape served as executive vice president of NAU from 1998 to 2000. Dr. Shape currently serves as vice president of finance on the board of directors of Fountain Springs Community Church and serves on the board of directors of the Quall Road District in Black Hawk, South Dakota. Dr. Shape has a B.A. from Dakota Wesleyan University and an MBA and Ed.D. from the University of South Dakota.

Dr. Samuel D. Kerr was appointed our provost, general counsel and secretary, as of the closing of our transaction with Dlorah (November 23, 2009). Dr. Kerr has served as the provost/general counsel of NAU since 2008 and as an adjunct faculty member of NAU since 2002. Dr. Kerr was the system vice president for administration and general counsel of NAU from 2004 to 2008 and served as vice president for human resources and general counsel from 2001 to 2004. Dr. Kerr served as managing partner of Banks, Johnson, Colbath & Kerr, Prof. L.L.C. from 1995 to 2001, where he served as outside legal counsel to NAU from 1999 to 2001. Dr. Kerr was an associate attorney at Wallahan & Eicher from 1992 to 1995 and an English/Journalism teacher at Rapid City Central High School in South Dakota from 1985 to 1989. Dr. Kerr has a B.S. and B.S.Ed. from Black Hills State University, an M.Ed. from South Dakota State University, a J.D. from the University of Nebraska-Lincoln College of Law and an Ed.D. from the University of South Dakota.

Venessa D. Green was appointed the interim chief financial officer of NAU in June 2009. Ms. Green served as vice president of finance of NAU from June 2008 to June 2009. From December 2004 to June 2008, she served as the business manager/controller of NAU. Ms. Green has also served as an adjunct faculty member of NAU since December 2006. Ms. Green is a licensed certified public accountant in the State of South Dakota and has been a member of the American Institute of Certified Public Accountants since 2007 and a member of the South Dakota Certified Public Accountant Society since 2007. Ms. Green obtained a B.S. from DeVry Institute of Technology and an MBA from NAU.

Michaelle J. Holland was appointed regional president of NAU-East and Southeast in June 2007. From June 2002 to June 2007, she served as regional president-Southeast. Since becoming a regional president, Ms. Holland supervised the opening of NAU’s first nursing program as well as opening education centers in Wichita, Kansas, Minnetonka, Minnesota, and Lee’s Summit, Missouri. From 1999 to 2002, she served as a campus president for the Lincoln School of Commerce, where she managed a campus of approximately 600 students. From 1991 through 1999, Ms. Holland served in various capacities for NAU in the admissions area, including as Vice President of Enrollment Management. Ms. Holland received her M.Ed. from MidAmerica Nazarene University in Olathe, Kansas and her bachelor’s degree in Business Administration from NAU.

Lisa L. Knigge was appointed regional president of NAU-Southwest in January 2008, where she oversees operations for Denver, Colorado, Colorado Springs, Colorado, Austin, Texas, Albuquerque, New Mexico, and Rio Rancho, New Mexico. Ms. Knigge has served as regional president for the Austin and Albuquerque campuses since April 2007. From 2000 to April, 2007, she served as NAU’s New Mexico regional president. From 1991 to 1999, Ms. Knigge held various positions in NAU, including its admissions department. Ms. Knigge earned her B.A. from Northern University in Aberdeen, South Dakota, and her Masters of Human Resource Management from Webster University in Albuquerque, New Mexico.

Dr. Robert A. Paxton was appointed to the president of NAU-Distance Learning in January 2009. From January 1995 to August 2008, Dr. Paxton served as president of Iowa Central Community College. Dr. Paxton served as vice president of instruction of Cowley County Community College and Area Vocational-Technical School, Arkansas City, Kansas, from June 1990 to December 1994 and as dean of student services from July 1988 to June 1990. Dr. Paxton received his B.A. from Nebraska Christian College, M.S. from Fort Hayes State University and Ph.D. from University of Texas at Austin.

Scott E. Toothman was appointed as vice president of institutional support and military services for NAU in February 2010. From February 2004 to February 2010, Mr. Toothman was the campus director for NAU’s Ellsworth Air Force Base campus. From September 2002 to February 2004, he served as an adjunct faculty member for NAU. Mr. Toothman received an associate of applied science degree in avionics technology from Community College of the Air Force, a B.S. from National College in Rapid City, South Dakota, and an MBA from NAU.

Michael Buckingham was appointed president of our real estate operations as of the closing of our transaction with Dlorah (November 23, 2009). Mr. Buckingham oversees the maintenance of the educational sites in the NAU system, as well as properties being developed and managed by our real estate operations. Mr. Buckingham served as corporate vice president of Dlorah from 1992, and the president of our real estate operations from 1988, until the closing of the Dlorah transaction. Mr. Buckingham served as an elected official on the Rapid City School Board from June 1998 through December 2002 when he resigned after being elected to the South Dakota House of Representatives, where he served until January 2009. He continues to be active in local politics and advises NAU on issues that may impact the university by local and state legislative bodies. Mr. Buckingham obtained a B.S. from the University of South Dakota and an MBA from NAU. Mr. Buckingham is the son of Robert D. Buckingham, the chairman of our board of directors.

Dr. Therese Kreig Crane rejoined our board of directors in January 2010. She was previously a member of our board of directors from November, 2007 until November 23, 2009, when she resigned in connection with the closing of the Dlorah transaction. Since August 2003, she has operated Crane Associates, an educational technology consulting practice, advising educational technology companies in business strategy, marketing and sales. Dr. Crane has been a consultant for e-Luminate Group, an education consulting firm, since 2003 and currently serves as its senior education advisor. She currently serves in various leadership capacities within the education industry, including as a trustee for the National Education Association Foundation and for the Western Governors University, as chairman of the board of directors of Nobel Learning Communities Inc. and as a director of Tutor.com. From 2003 until June 2005, Dr. Crane served on the board of AlphaSmart, a provider of affordable, portable personal learning solutions for the K-12 classroom. From 2000 to 2003, Dr. Crane was vice president, information and education products at America Online. She was president of Jostens Learning Corporation and its successor company, Compass Learning, from 1997 to 2000. From 1994 to 1997, Dr. Crane also held various positions with Apple Computer, including senior vice president, Education of Americas, and senior vice president, Worldwide Strategic Market Segments. Dr. Crane started her career as an elementary school classroom teacher. Dr. Crane has a B.S. in elementary education and mathematics from the University of Texas at Austin, an M.Ed. in early childhood education and an Ed.D. in administrative leadership from the University of North Texas.

Dr. R. John Reynolds joined our board of directors as of the closing of our transaction with Dlorah (November 23, 2009). He was the chancellor/president of Salem International University from June 2005 to November 2006 and has been the president of Reynolds and Associates, an education consulting firm, since June 2000. He has over 41 years of experience in the education industry. He has served in a number of leadership positions, including interim president of Millikin University in Illinois from September 2002 to August 2003, president of Tri-State University in Indiana from March 1993 to June 2000, president of Huron University in South Dakota from July 1984 to March 1993 and president of National College, South Dakota from 1982 to 1984 (a predecessor to NAU). Dr. Reynolds has also served in many other educational roles, including acting dean, associate dean, professor, adjunct professor, associate academic dean and vice president and education director. Dr. Reynolds has a B.Ed. from the University of Wisconsin, an M.A. from Northern Michigan University and a Ph.D. from Southern Illinois University.

Dr. Thomas D. Saban joined our board of directors as of the closing of our transaction with Dlorah (November 23, 2009). He has been serving as the vice president of administration and finance and chief financial officer of Rocky Vista University, College of Osteopathic Medicine since November 2008. Dr. Saban has over 23 years of experience in the education industry. He served as the vice president for finance and administration/chief financial officer at Texas A&M University from September 2007 to November 2008, associate vice president for planning, budgets and research at St. Petersburg College in Florida from October 2002 to September 2007 and as the vice president for administration and finance/chief financial officer at Worcester State College in Massachusetts from September 1996 to October 2002. He also served as the vice president for finance and administration/chief financial officer of Chadron State College in Nebraska from July 1990 to September 1996. Dr. Saban held a number of other educational and leadership roles from 1982 to 1990, including controller, director of finance and system coordinator/project leader. Dr. Saban has a B.S. from the University of Wyoming, an MBA from the University of Miami and a Ph.D. from Barry University.

David L. Warnock has served on our board of directors since April, 2007. Mr. Warnock is also a partner with Camden Partners and co-founded the firm in 1995. Mr. Warnock was formerly the chairman and chief executive officer of Camden Learning, our predecessor company. He also serves as the chairman of the board of New Horizons Worldwide, Inc., an information technology training company, and on the boards of Nobel Learning Communities, Inc., a nationwide provider of pre-K through 8th grade private schools, CIBT Education Group, Inc., a post-secondary institution in China, and Questar Assessment, Inc., formerly Touchstone Applied Science Associates, which provides testing and assessment services for standardized testing, all of which are Camden Partners’ portfolio companies. Mr. Warnock served as the chairman of Nobel from September 2003 through February 2004. Mr. Warnock has previously served on the boards of Concord Career Colleges from 1997 through 2006, Children’s Comprehensive Services, Inc. from 1993 to 2000, and American Public University from 2005 through 2009. Mr. Warnock is also involved with numerous non-profit organizations. He is the chairman of the Center For Urban Families, as well as former chairman of the board for Calvert Education Services, the nation’s largest non-sectarian home-schooling organization. Mr. Warnock earned a B.A. degree from the University of Delaware and an M.S. (in Finance) from the University of Wisconsin. Mr. Warnock is also a Chartered Financial Analyst Charterholder.

H. Edward Yelick joined our board of directors in March 2010. Mr. Yelick has served as a member of NAU’s board of governors since 1995. He retired in 1994 from Personal Representatives, Inc., a lobbying firm, which he formed in 1987. He retired from U.S. West Communications, Inc. (Northwestern Bell) in 1985 where his last position was assistant vice-president of government, customer and public relations. Since July 2003, he has served as a member of the board of the Rapid City Regional Hospital, where he has served on the compliance and audit committee as well as the investment committee, and is currently the chair of the board.

Board of Directors

Our board of directors currently consists of seven members, with each director serving a one-year term. At each annual meeting, our stockholders elect our entire board of directors. Our board of directors has determined that Dr. Crane, Dr. Reynolds, Dr. Saban and Mr. Yelick are independent directors under the listing standards of the NASDAQ Stock Market.

Board Committees

The board of directors has a standing audit committee, a standing compensation committee and a standing corporate governance and nominating committee.

Audit Committee

The audit committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. The audit committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risk and our compliance with significant applicable legal, ethical and regulatory requirements. The audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The members of our audit committee are Dr. Saban, who serves as chair of the committee, Dr. Crane and Dr. Reynolds. Our board of directors has determined that Dr. Saban is an “audit committee financial expert,” as that term is defined under the Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that each member of our audit committee is independent under the listing standards of the NASDAQ Stock Market and that each member of our audit committee is independent pursuant to Rule 10A-3 of the Exchange Act.

Compensation Committee

Among its various duties and responsibilities, the compensation committee is responsible for establishing the compensation and benefits of our chief executive officer and other executive officers, monitoring compensation arrangements applicable to our chief executive officer and other executive officers in light of their performance, effectiveness and other relevant considerations and administering our equity incentive plans. The members of our compensation committee are Dr. Reynolds, who serves as chair of the committee, Dr. Crane and Mr. Yelick. Our board of directors has determined that the composition of our compensation committee meets the independence requirements of the NASDAQ Stock Market required for approval of the compensation of our chief executive officer and other executive officers.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee is responsible for recommending candidates for election to the board of directors. The committee is also responsible for making recommendations to the board of directors or otherwise acting with respect to corporate governance policies and practices, including board size and membership qualifications, new director orientation, committee structure and membership, succession planning of our chief executive officer and other key executive officers and communications with stockholders. The members of our corporate governance and nominating committee are Mr. Yelick, who serves as the chair of the committee, and Dr. Saban. Our board of directors has determined that the composition of our corporate governance and nominating committee meets the independence requirements of the NASDAQ Stock Market required for director nominations.

EXECUTIVE COMPENSATION

Overview

The compensation description presented here is based upon the compensation of Dlorah’s officers and directors because our most recent completed fiscal year, which ended on May 31, 2009, predates our transaction with Dlorah. We have incorporated Dlorah’s compensation practices into our own compensation program, however, and so while the amounts below are attributed to Dlorah’s pre-transaction practices, we expect that our policies will be substantially similar.

To provide incentive to our management team to achieve our objectives, we designed, and intend to modify as necessary, our executive compensation and benefits program and philosophy, to attract, retain and incentivize talented, qualified and committed executive officers who share our philosophy and desire to work toward these goals. We believe compensation incentives for such executive officers should promote the Company’s success and motivate them to pursue corporate objectives, and above all, should be structured so as to reward achievement of clear, easily measured performance goals that closely align the executive officers’ incentives with the long-term interests of our stockholders. We have developed our compensation program over time to fulfill these goals, and we will continue to review and evaluate our compensation program as often as our board of directors deems appropriate.

Dlorah has historically provided what we believe is a competitive total compensation package to its management team through a combination of base salary and cash incentive bonuses. We have placed an emphasis on pay for performance-based cash incentive compensation that is designed to reward our management team based on the achievement of goals. Although the historical compensation plans provided for primarily salary and bonus, our compensation committee granted restricted stock to two of our named executive officers on November 30, 2009 and March 19, 2010. In addition, our stockholders approved a Stock Option and Compensation Plan on November 23, 2009, to permit additional awards of equity grants. The compensation committee approved grants of restricted stock to certain of our senior executive officers under such plan on December 31, 2009. We anticipate making new equity awards and adjustments to the components of our executive compensation program in connection with our yearly compensation review, which will be based, in part, upon a market analysis and benchmarking against a peer group of companies to be determined in the future.

Summary Compensation Table

The following table sets forth the compensation earned from Dlorah during fiscal year 2009 by our president, chief executive officer/chief financial officer and three other most highly compensated officers, who are collectively referred to in this section as the “named executive officers.” Each of the named executive officers was appointed to their respective positions on November 23, 2009. Prior to that, each of the named executive officers served in similar capacities for Dlorah.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert D. Buckingham, Executive Chairman of the Board(1)	2009	165,328	0	709,076	42,000	(2)	916,404

Dr. Jerry L. Gallentine, President	2009	243,623	10,200	338,027	11,500	(3)	603,350

Dr. Ronald L. Shape, Chief Executive Officer/Chief Financial Officer	2009	231,250	0	145,910	11,500	(3)	388,660

Michaelle Holland, Regional President for the East and Southeast Regions	2009	157,859	0	150,069	10,256	(4)	318,184

Dr. Samuel D. Kerr, Provost and General Counsel	2009	182,367	0	33,300	10,253	(5)	225,920

(1)	Effective March 15, 2010, Mr. Buckingham ceased to be an executive officer. He continues to serve as the chairman of our board of directors.
(2)	Consists of Dlorah directors’ fees of $42,000.
(3)	Consists of 401(k) matching contributions of $11,500.
(4)	Consists of 401(k) matching contributions of $10,256.
(5)	Consists of 401(k) matching contributions of $10,253.

Base Salaries

Historically, our senior executive officers’ compensation was determined, in part, by arrangements in effect between Dlorah and such named executive officers during fiscal year 2009. The base salaries of Dr. Gallentine and Mr. Buckingham were determined pursuant to their employment agreements that are described below under the heading “Description of Employment Agreements.” The compensations of Dr. Shape, Dr. Kerr and Ms. Holland were determined by Dlorah’s board of directors based on an analysis of compensation paid to other similarly situated executives. The amount of base salary paid to each named executive officer for the fiscal year ended May 31, 2009, is reported in the column captioned “Salary” of the “Summary Compensation Table” above.

Annual Cash Incentive Compensation

The following discussion relates to annual cash incentive compensation awarded to each of our named executive officers for fiscal year ended May 31, 2009.

Robert D. Buckingham. Pursuant to his employment agreement described below, for fiscal year ended May 31, 2009, Mr. Buckingham was eligible for cash incentive compensation equal to 10% of Dlorah’s net income, as adjusted. For the fiscal year ended May 31, 2009, Dlorah awarded $709,076 in total cash incentive compensation to Mr. Buckingham.

Dr. Jerry L. Gallentine. Pursuant to his employment agreement described below, Dr. Gallentine was eligible for cash incentive compensation based on Dlorah achieving certain performance targets for fiscal year ended May 31, 2009. Dr. Gallentine was eligible to receive a merit award of 0.1% of National American University’s annual revenues, net of adjustments, if the net profit margin equaled 10%, a pro rated award from 0.1% to 1.0% of NAU’s annual revenues, net of adjustments, if the net profit margin equaled 10.01% to 14.00%, or a 1% merit award of NAU’s annual revenues, net of adjustments, if the net profit margin equaled 15% or more. In addition, Dr. Gallentine was eligible for 20% of the profit margin in excess of 15%. In accordance with this formula, for the fiscal year ended May 31, 2009, Dlorah awarded $338,027 in total cash incentive compensation to Dr. Gallentine.

Dr. Ronald L. Shape. Pursuant to his employment agreement described below, Dr. Shape was eligible to receive cash incentive compensation if Dlorah achieved certain profit margin percentage, net of adjustments, or attained certain quarterly collections percentage or credit hour growth rate for the fiscal year ended May 31, 2009. Under his annual profit margin percentage incentive, Dr. Shape was eligible to receive 0.05% to 0.15% of the profit margin, for a total of $88,973, in cash incentive compensation for Dlorah achieving an annual profit margin, net of adjustments, of 15% to 17% or more. Dr. Shape also received additional cash incentive compensation payments totaling $11,839 for Dlorah achieving certain quarterly collections percentages as measured 180 days after the start of each quarter. If quarterly collections were at least 97%, Dr. Shape was eligible to receive between 0.02% to 0.04% of the prior quarter’s gross profit, depending on the percent collected. Lastly, Dlorah awarded Dr. Shape a total of $45,098 in cash incentive compensation for NAU campus generated credit hour growth percentages, comparing the percentages in each quarter to the same quarter of the prior year. Under this formula, Dr. Shape received payments of 0.04% to 0.08% of the prior quarter’s gross profit for growth ranging from 5% to 15% or more. For the fiscal year ended May 31, 2009, Dlorah awarded $145,910 in total cash incentive compensation to Dr. Shape.

Dr. Samuel D. Kerr. Pursuant to his compensation arrangement, Dr. Kerr was eligible to receive 1% to 2% of his base salary in cash incentive compensation for achieving one or more performance objectives and targets for the fiscal year ended May 31, 2009. Dlorah awarded $33,300 of total cash incentive compensation to Dr. Kerr for the fiscal year ended May 31, 2009 for achieving all of the following target goals: exceeding the system credit hour growth in the corresponding quarter in the prior year by 5% as measured on the eighth day of enrollment; researching, developing and implementing a university-wide comprehensive student retention program by March 15, 2009; managing and maintaining state and federal compliance initiatives and communications concerning new programs and services; managing integration of learner services into academic function across the university system by spring quarter of 2009; developing and submitting a comprehensive analysis regarding status of NAU’s electronic instructional materials by December 1, 2008; completing research and submitting a white paper regarding new student learning assessment program that incorporates NAU’s initiatives related to development of a competency-based curriculum by March 9, 2009; and overseeing implementation of employee learning management system to support system-wide employee training initiatives by December 1, 2008.

Michaelle J. Holland. Pursuant to her compensation arrangement, Ms. Holland was eligible for cash incentive compensation for achieving certain performance objectives and targets for NAU’s East and Southeast regions for the fiscal year ended May 31, 2009. For the fiscal year ended May 31, 2009, Dlorah awarded $57,297 in cash incentive compensation to Ms. Holland for achieving certain goals in respect of the East and Southeast regions: pre- and post-assessment administration; specified pre-tax profit margins; specified collections of active accounts receivable; and credit hour growth. In addition, Ms. Holland received an incentive bonus equal to 5% of the actual net income minus budgeted net income for the East and Southeast regions. For the fiscal year ended May 31, 2009, Dlorah awarded an additional $92,772 of cash incentive compensation to Ms. Holland related to the achievement of this target, for a total cash incentive compensation of $150,069.

Restricted Stock

On November 30, 2009, December 31, 2009, and March 19, 2010, we granted restricted stock to our executive officers as a component of executive compensation and intend to make additional grants in the future. The restricted stock will vest if we meet certain performance goals. In combination with such grants, we agreed to pay a cash bonus to the executive officers sufficient to pay any federal or state income or employment taxes associated with the vesting of the restricted stock.

Description of Employment Agreements

We currently have employment agreements with Dr. Gallentine and Dr. Shape. Our employment agreement with Mr. Buckingham terminated effective March 15, 2010.

Dr. Jerry L. Gallentine. Dr. Gallentine entered into an employment agreement with Dlorah in 2003, which was amended on November 18, 2009. Prior to the amendment, Dr. Gallentine was entitled to receive an annual base salary of $215,320, which amount was to be adjusted annually based on a cost of living index. The base salary was also subject to increase if the university met certain profitability measures. Pursuant to the November 18, 2009 amendment, Dr. Gallentine’s base salary will be $150,000 per year beginning on April 15, 2010. Dr. Gallentine is also entitled to receive the annual cash incentive compensation described above for the fiscal year ending May 31, 2010 prorated for the period ending April 15, 2010. For the period after April 15, 2010, Dr. Gallentine is eligible to receive bonuses at the discretion of our board of directors. Prior to the amendment, the employment agreement also granted Dr. Gallentine the right to use our aircraft to travel between his home office and our headquarters once each calendar month.

Pursuant to the amendment to Dr. Gallentine’s employment agreement, the term was extended indefinitely until either party provides six months written notice of its intent to terminate the agreement. The employment agreement will also terminate upon Dr. Gallentine’s death, or upon his becoming disabled, and in such event Dr. Gallentine, or his estate, is entitled to continue receiving his base salary plus any vested bonus for the one year period following the date of his death or the determination of his disability. We may terminate Dr. Gallentine’s employment for cause, including dishonesty, willful misconduct, refusal or unwillingness to perform the duties and responsibilities of the office of president satisfactorily in good faith and to the best of his ability, insubordination, prolonged unexcused absence or any conduct that is in violation of criminal law or involves moral turpitude. We can also terminate the employment agreement at any time, but if the termination is other than for cause, Dr. Gallentine will be entitled to receive his then current annual salary for the one year period after his termination.

Dr. Ronald L. Shape. Dr. Shape entered into an employment agreement with Dlorah effective as of November 18, 2009, which continues until termination of his employment pursuant to the agreement. Dr. Shape’s employment agreement provides for an annual base compensation of $230,000, which is subject to an annual cost of living adjustment. Dr. Shape is also entitled to receive the annual cash incentive compensation described above.

Dr. Shape can terminate his employment agreement by providing 24 months written notice. The employment agreement will also terminate upon Dr. Shape’s death, or upon his becoming disabled, and in such event Dr. Shape, or his estate, is entitled to continue receiving his base salary plus any vested bonus for the one year period following the date of his death or the determination of his disability. We may terminate Dr. Shape’s employment for cause, including dishonesty, willful misconduct, refusal or unwillingness to perform the duties and responsibilities of the office of chief executive officer satisfactorily in good faith and to the best of his ability, insubordination, prolonged unexcused absence, or any conduct which is in violation of criminal law or moral turpitude. We can also terminate the employment agreement at any time, but if the termination is other than for cause, Dr. Shape will be entitled to receive his then current base salary for the first two years after his termination, or until he finds new employment, whichever occurs first. If Dr. Shape dies or becomes disabled, he will continue to receive compensation for 12 months plus a prorated share of compensation as determined for the year of disability or death.

Robert D. Buckingham. The Company’s employment agreement with Mr. Buckingham terminated effective March 15, 2010. The employment agreement was initially entered into with Dlorah on January 3, 1995, and was amended on November 18, 2009. Prior to the termination, Mr. Buckingham was entitled to receive a base salary of $250,000 per year, which amount was to be adjusted annually based on a cost of living index, and incentive compensation for the period ending December 31, 2011, equal to seven percent of our net fiscal year income earned after November 23, 2010, and 10% of our net fiscal year income earned between June 1, 2009 and November 23, 2010. Prior to the November 2009 amendment, he was entitled to 10% of our net fiscal year income. Mr. Buckingham will be paid $2,131,900.12 for terminating his employment agreement, including his right to receive future salary and incentive compensation. Mr. Buckingham receives an annual retainer of $80,000 for his service as the chairman of our board of directors. The Summary Compensation Table above reflects the $709,076 of incentive compensation earned for fiscal year ended May 31, 2009.

Compensation Arrangements for Directors

Non-employee directors of the Company receive an annual retainer of $30,000. In addition, each non-employee director will annually receive restricted stock in an amount equal to $5,000 based on the closing price of our common stock on the date of grant. Mr. Buckingham receives an annual retainer of $80,000 for serving as the chairman of our board of directors.

Tax Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Code Section 280G and related sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain limits, and that the Company or its successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes additional significant taxes on the individual if an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Code Section 409A.

Because of the limitations of Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our chief executive officer and certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is “performance-based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility.

Incentive Plan

In connection with the approval of our transaction with Dlorah, our stockholders approved the adoption of the Incentive Plan, which provides for the granting of options and other stock-based or stock-denominated awards. The Incentive Plan is intended to aid the Company in recruiting and retaining employees, officers and directors capable of continuing our success. We expect that the awards of stock-based compensation under the Incentive Plan and opportunities for stock ownership in the Company will provide incentives to participants to exert their best efforts for our success and also align their interests with those of our stockholders.

The following is a summary of the material provisions of our Incentive Plan.

Eligibility. Our compensation committee will determine which employees, officers, consultants and directors of the Company or its subsidiaries are eligible to participate in the Incentive Plan, taking into account recommendations it receives from management.

Shares Authorized. The Incentive Plan reserves a total of 1,300,000 shares of common stock for awards issued under the Incentive Plan, 100,000 of which may be granted as incentive stock options. Shares that are subject to awards that terminate, lapse or are cancelled or forfeited will be available again for grant under the Incentive Plan. As of March 19, 2010, 219,048 shares of restricted stock have been granted under the Incentive Plan.

Certain Limitations. No participant may be granted in any calendar year an award or awards for more than 50,000 shares of common stock in the aggregate, or, in the case of cash awards, for more than $1,500,000. The aggregate number of shares of common stock that may be issued under the Incentive Plan as restricted stock, restricted stock units, stock awards, dividend equivalents or any other award for which the employee is entitled to receive the full value of the share upon satisfaction of the performance goal or goals, is 400,000.

Types of Awards. The Incentive Plan authorizes the following types of awards:

•

Stock Options. The grant of either non-qualified or incentive stock options to purchase our common stock are permitted under the Incentive Plan. Incentive stock options are intended to qualify for favorable tax treatment under the Code to participants in the Incentive Plan. The stock options will provide for the right to purchase common stock at a specified price and will become exercisable after the grant date under the terms established by the compensation committee. The per share option exercise price may not be less than 100% of the fair market value of a share of common stock on the grant date.

•	Stock Appreciation Rights. Awards of stock appreciation rights, or SARs, are permitted under the Incentive Plan. SARs provide the holder with a right to receive in cash or in common stock upon exercise the excess of the fair market value of one share of our common stock on the date of exercise, over the grant price of the SARs. The grant price of SARs may not be less than 100% of the fair market value of a share of common stock on the grant date.

•

Restricted Stock and Restricted Stock Units. Awards of restricted stock and restricted stock units are permitted under the Incentive Plan, subject to any restrictions that the compensation committee determines to impose, such as satisfaction of performance measures or a performance period, or restrictions on the right to vote or receive dividends. The minimum vesting period of such awards is one year from the grant date.

•

Performance Awards. Performance awards, denominated in common stock, are permitted under the Incentive Plan. Performance awards must be contingent upon the attainment of one or more performance goals within a performance period designated by the compensation committee. Performance awards may be settled or payable in common stock or in cash. For purposes of the Incentive Plan, performance goals must be based exclusively on one or more of the following corporate-wide or subsidiary, division or operating unit financial measures: (1) pre-tax or after-tax income (before or after allocation of corporate overhead and bonus), (2) net income (before or after taxes), (3) reduction in expenses, (4) pre-tax or after-tax operating income, (5) earnings (including earnings before taxes, earnings before interest and taxes, or earnings before interest, taxes, depreciation and amortization), (6) gross revenue, (7) working capital, (8) profit margin or gross profits, (9) share price, (10) cash flow or cash flow per share (before or after dividends), (11) cash flow return on investment, (12) return on capital (including return on total capital or return on invested capital), (13) return on assets or net assets, (14) market share, (15) pre-tax or after-tax earnings per share, (16) pre-tax or after-tax operating earnings per share, (17) total stockholder return, (18) growth measures, including revenue growth, as compared with a peer group or other benchmark, (19) economic value-added models or equivalent metrics, (20) comparisons with various stock market indices, (21) improvement in or attainment of expense levels or working capital levels, (22) operating margins, gross margins or cash margins, (23) year-end cash, (24) debt reductions, (25) stockholder equity, (26) regulatory achievements, (27) implementation, completion or attainment of measurable objectives with respect to research, development, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel, (28) customer satisfaction, (29) operating efficiency, productivity ratios or (30) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals (including accomplishing regulatory approval for projects), cost or cost savings targets, accomplishing critical milestones for projects and goals relating to acquisitions or divestitures, or any combination thereof (in each case before or after such objective income and expense allocations or adjustments as the compensation committee may specify within the applicable period).

•

Stock Awards. Awards of our common stock without restrictions are permitted under the Incentive Plan, but such grants may be subject to any terms and conditions the compensation committee may determine.

•

Other Stock-Based Awards. Grants of other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, common stock, subject to the terms and conditions established by the compensation committee, are permitted under the Incentive Plan. Common stock, or other securities delivered pursuant to a purchase right granted by such an award, must be purchased for consideration having a value equal to at least 100% of the fair market value of common stock on the date the purchase right is granted.

•	Cash Awards. Grants of cash awards, subject to the terms and conditions established by the compensation committee, are permitted under the Incentive Plan.

•	Dividend Equivalents. Awards of dividend equivalents pursuant to which the recipient is entitled to receive payments in cash, common stock, other securities or other property as determined by the compensation committee based on the amount of cash dividends paid by us to holders of common stock are permitted under the Incentive Plan. Dividend equivalents awards may also be subject to any terms and conditions established by the compensation committee.

Transfer Restrictions. In general, awards under the Incentive Plan may not be transferred except upon death, by will or the laws of descent and distribution or pursuant to a transfer to a family member that is expressly permitted by the compensation committee.

Adjustment for Certain Corporate Changes. In the event of a stock split, stock dividend, recapitalization, reorganization, merger or similar event, which affects all common stock such that an adjustment is required to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, then the compensation committee must, in such manner as it deems equitable, make appropriate adjustments to (a) the number of shares of common stock available for awards under the Incentive Plan and subject to outstanding awards and (b) the purchase or exercise price of outstanding awards. If we acquire or combine with another company with a pre-existing plan approved by stockholders and not adopted in contemplation of the acquisition or combination, the common stock available for grant under the pre-existing plan may be used for awards under the Incentive Plan. Such awards cannot be made after the date awards or grants could have been made under the pre-existing plan, absent the acquisition or combination, and can only be made to individuals who were not employees or directors of the Company or any affiliate prior to such acquisition or combination.

Change in Control. If we are a party to a merger, exchange or reorganization, outstanding awards will be subject to the terms and conditions of any agreement of merger, exchange or reorganization which may include accelerating the vesting or exercise date of awards and the cancellation of outstanding awards in exchange for payment of their cash equivalent.

Amendment. Our board of directors may amend the Incentive Plan at any time, however, prior approval of the stockholders shall be required for any amendment to the plan that (a) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission, the NASDAQ Stock Market or any other securities exchange that is applicable to the Company; (b) increases the number of shares authorized under the Incentive Plan; (c) increases the number of shares subject to the limitations contained in Section 4(d) of the Incentive Plan; (d) permits repricing of options or stock appreciation rights without prior stockholder approval; (e) permits the award of options or stock appreciation rights at a price less than 100% of the fair market value of a share on the date of grant contrary to the provisions of the Incentive Plan or (f) would cause Code Section 162(m) to become unavailable with respect to the Incentive Plan.

Term. The term of the Incentive Plan expires 10 years after the date of its adoption, unless earlier terminated by the board of directors.

BENEFICIAL OWNERSHIP OF COMMON STOCK AND SELLING STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of March 19, 2010, before and after giving effect to the offering, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

As of March 19, 2010, we had 21,817,653 shares of common stock issued and outstanding, which included 15,730,000 shares of common stock that are issuable upon conversion of our Class A common stock, 219,048 shares of restricted common stock that were issued under our Incentive Plan and 25,000 shares of restricted common stock that were issued to our chief executive officer outside of our Incentive Plan.

The information in the following table has been presented in accordance with the rules of the Securities and Exchange Commission. Under Securities and Exchange Commission rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise specified, the address of each of our directors, executive officers and each person or entity known by us to beneficially own more than 5% of our outstanding common stock is c/o National American University Holdings, Inc., 5301 S. Highway 16, Suite 200, Rapid City, South Dakota 57701.

	Number of Shares Beneficially Owned(1)					Percentage of Shares Outstanding
Name of Beneficial Owner	Before Offering		Shares Being Offered	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Offering	Before Offering	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Offering
5% Stockholders:
H. & E. Buckingham Limited Partnership	14,530,086	(2)	2,707,950	11,822,136	11,822,136	59.0%	42.0%	40.5%
Robert D. Buckingham Living Trust	4,249,914	(3)	792,050	3,457,864	3,457,864	17.3%	12.3%	11.9%
Camden Learning, LLC	1,999,449	(4)	0	1,999,449	1,999,449	9.2%	7.9%	7.6%
T. Rowe Price Small-Cap Value Fund, Inc.	1,603,133	(5)	0	1,603,133	1,603,133	7.3%	6.3%	6.1%
Ashford Capital Management, Inc.	1,211,800	(6)	0	1,211,800	1,211,800	5.6%	4.8%	4.6%
Directors and Named Executive Officers:
Robert D. Buckingham, Chairman of the Board of Directors	18,780,000	(7)	3,500,000	15,280,000	15,280,000	76.3%	54.3%	52.4%
David L. Warnock, Director	1,999,449	(8)	0	1,999,449	1,999,449	9.2%	7.9%	7.6%

	Number of Shares Beneficially Owned(1)				Percentage of Shares Outstanding
Name of Beneficial Owner	Before Offering	Shares Being Offered	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Offering	Before Offering	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Offering
Dr. Ronald L. Shape, Chief Executive Officer and Chief Financial Officer	131,980	0	131,980	131,980	*	*	*
Dr. Jerry L. Gallentine, President and Director	62,500	0	62,500	62,500	*	*	*
Dr. Samuel D. Kerr, Provost, Secretary and General Counsel	9,500	0	9,500	9,500	*	*	*
Michaelle Holland, Regional President for the East and Southeast	9,500	0	9,500	9,500	*	*	*
Dr. Therese Kreig Crane, Director	31,108	0	31,108	31,108	*	*	*
Dr. Thomas D. Saban, Director	0	0	0	0	0%	0	0
Dr. R. John Reynolds, Director	0	0	0	0	0%	0	0
H. Edward Yelick, Director	0	0	0	0	0%	0	0
All directors and executive officers as a group (of 10 individuals)	21,024,037	3,500,000	17,524,037	17,524,037	85.4%	62.3%	60.1%

*	Represents beneficial ownership of greater than 0% but less than 1%.
(1)

Certain executive officers hold restricted shares that we include in this column. The executive may vote the restricted shares, but may not sell or transfer them during the restricted period. The individuals in the table hold the following number of restricted shares, which restrictions lapse as described below:

Name	Number of Restricted Shares	Vesting
Dr. Ronald L. Shape	125,000	Vests in three equal installments on an annual basis, beginning May 31, 2010, upon the Company achieving a net profit of 10% or more for each fiscal year.
Dr. Jerry L. Gallentine	62,500	Vests in three equal installments on an annual basis, beginning May 31, 2010, upon the Company achieving a net profit of 10% or more for each fiscal year.
Dr. Samuel D. Kerr	9,500	Vests of May 31, 2010, upon the Company achieving a net profit of 15% or more for the year ended May 31, 2010.
Michaelle Holland	9,500	Vests of May 31, 2010, upon the Company achieving a net profit of 15% or more for the year ended May 31, 2010.

(2)	Includes warrants to purchase 2,166,360 shares of our common stock at an exercise price of $5.50. Assumes common stock warrants exercised by paying cash for the purchase price.
(3)	Includes warrants to purchase 633,640 shares of our common stock at an exercise price of $5.50. Assumes common stock warrants exercised by paying cash for the purchase price.
(4)

Based on information contained in a report on Schedule 13D/A filed with the Securities and Exchange Commission on December 2, 2009, which contained information as of November 23, 2009. The sole owners and members of Camden Learning, LLC are Camden Partners Strategic Fund III, L.P. (96.01% ownership) and Camden Partners Strategic Fund III-A, L.P. (3.99% ownership). The general partner of each limited partnership is Camden Partners Strategic III, LLC and the managing member of such entity is Camden Partners Strategic Manager, LLC. David L. Warnock, Donald W. Hughes, Richard M. Johnston and Richard M. Berkeley are the four managing members of Camden Partners Strategic Manager, LLC, which has sole power to direct the vote and disposition of our common stock held by Camden Learning,

LLC. Each of Mr. Warnock and Mr. Hughes disclaims beneficial ownership of all of our securities owned by Camden Learning, LLC. The principal business address of Camden Learning, LLC is 500 East Pratt Street, Baltimore, Maryland 21202.

(5)

Based on information contained in a report on Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010 by T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price Associates, Inc., each of which has its principal business office at 100 East Pratt Street, Baltimore, Maryland 21202. As of December 31, 2009, T. Rowe Price Associates, Inc. reported that it had sole voting power over 3,733 shares and sole dispositive power over 1,603,133 shares, and T. Rowe Price Small-Cap Value Fund, Inc. reported that it had sole voting power over 1,599,400 shares and sole dispositive power over 0 shares.

(6)

Based on information contained in a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010 by Ashford Capital Management, Inc., which contained information as of December 31, 2009.

(7)

Consists of common stock and common stock warrants owned by the H. & E. Buckingham Limited Partnership and the Robert D. Buckingham Living Trust, both of which are selling stockholders in this offering. Assumes common stock warrants exercised by paying cash for the purchase price. Mr. Buckingham is the general partner of the H. & E. Buckingham Limited Partnership and in this capacity has sole power to direct the vote and disposition of our securities held by the H. & E. Buckingham Limited Partnership. Mr. Buckingham disclaims beneficial ownership of our securities owned by the H. & E. Buckingham Limited Partnership except to the extent of any pecuniary interest therein. As the trustee for the Robert D. Buckingham Living Trust, Mr. Buckingham is deemed to have sole voting and dispositive power of our securities held by the trust and is deemed to be the beneficial owner of all our securities owned by the Robert D. Buckingham Living Trust.

(8)

As described in footnote 4, Mr. Warnock is a managing member of Camden Strategic Manager, LLC, which is the managing member of Camden Partners Strategic III, LLC, which is the general partner of each of Camden Partners Strategic Fund III, L.P., and Camden Partners Strategic Fund III-A, L.P, which are the owners of Camden Learning, LLC. Mr. Warnock disclaims beneficial ownership of all of our securities owned by Camden Learning, LLC.

TRANSACTIONS WITH MANAGEMENT AND RELATED PERSONS

Code of Business and Conduct

We have adopted a Code of Business and Conduct that requires our employees to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest. The employees also are responsible to disclose to our compliance officer any actual or perceived conflict of interest. Related party transactions with respect to companies like ours are defined under the Securities and Exchange Commission rules as transactions in which (a) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed years, (b) the company or any of its subsidiaries is a participant and (c) any (i) executive officer, director or nominee for election as a director, (ii) greater than 5% beneficial owner of our common stock or (iii) immediate family member, of the persons referred to in clauses (i) and (ii), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. Related party transactions are not permitted without the prior consent of our audit committee, or other independent committee of our board of directors if it is inappropriate for our audit committee to review such transaction due to a conflict of interest. In approving or rejecting the proposed transaction, our audit committee will consider the facts and circumstances available and deemed relevant to the committee, including the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those agreements and arrangements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Related Person Transactions

In April 2007, we issued 1,125,500 shares of our common stock for an aggregate amount of $25,000 in cash, at an average purchase price of approximately $0.02 per share, as follows:

Name of Purchaser	Number of Shares	Relationship to us at time of issuance
Camden Learning, LLC	1,000,000	David L. Warnock, a director, is one of the four managing members of the managing member of Camden Learning, LLC.
Jack L. Brozman	25,000	Director
Therese Kreig Crane, Ed.D	25,000	Director
Ronald Tomalis	25,000	Director
William Jews	25,000	Director
Harry T. Wilkins	25,000	Director

On July 3, 2007, Mr. Wilkins resigned as a director and transferred, for a purchase price of $.02 per share, an aggregate of 25,000 shares of our common stock to Camden Learning, LLC.

On August 27, 2007, Mr. Brozman resigned as a director and transferred, for a purchase price of $.02 per share, an aggregate of 25,000 shares of our common stock to Camden Learning, LLC.

Effective November 20, 2007, our board of directors authorized a forward stock split in the form of a stock dividend of 0.3888888 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.016 per share.

The holders of the majority of these founders’ shares are entitled to require us, on up to two occasions, to register their shares pursuant to an agreement signed prior to our initial public offering in November of 2007.

The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, which, except in limited circumstances, is not before one year after the consummation of a business combination, which occurred on November 23, 2009. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Just prior to our initial public offering in November 2007, Camden Learning, LLC purchased 2,800,000 warrants from us at a purchase price of $1.00 per warrant in a private placement pursuant to Regulation D of the Securities Act. In connection with our transaction with Dlorah, these warrants were exchanged for 575,000 shares of restricted common stock, which were not tradable until our common stock traded at or above $8.00 per share for 60 consecutive trading days. Also as part of the transaction consideration, Dlorah’s former stockholders received an aggregate of 250,000 shares of restricted common stock that had the same restrictions as the shares issued to Camden Learning, LLC. As of March 23, 2010, our common stock had traded at or above $8.00 per share for 60 consecutive trading days, and thus the restriction on these shares lapsed on that date.

During 2007, Camden Learning, LLC loaned us a total of $200,000, which was used to pay a portion of the expenses of our initial public offering, such as SEC registration fees, FINRA filing fees, blue sky fees and certain legal and accounting fees and expenses. This loan was fully repaid, with interest, on December 5, 2007.

Mr. Buckingham, the chairman of our board of directors, has a son, Michael Buckingham, and a daughter, Deborah Buckingham, who are employed by the Company, and in the aggregate their compensation exceeded $120,000 during the fiscal year ended May 31, 2009. Michael Buckingham’s compensation during that period was approximately $108,500, and Deborah Buckingham’s compensation during that period was approximately $50,000.

We are a 50% partner in Fairway Hills Section III, a South Dakota limited partnership, with Mr. Buckingham and his four siblings or their estates (Donald Buckingham, Nancy Hauer, Susan Lein and Linda Copper), each of whom has a 10% interest in the partnership. Historically, Dlorah made several capital contributions to the partnership, in various forms, but the individual partners (other than Susan Lein) did not make any capital contributions to the partnership. As a result, Dlorah had a substantial positive balance in its capital account in the partnership and each of the individual partners had a negative balance in his or her partnership capital account. The negative capital account balances of Mr. Buckingham, Donald Buckingham’s Estate, Susan Lein and Linda Copper were all brought back up to $0 at the closing of our transaction with Dlorah through the payment by such individuals of the amount of the negative cash balances.

Mr. Buckingham guaranteed substantially all of Dlorah’s indebtedness for borrowed money prior to the consummation of our transaction with Dlorah, and he remains personally liable for substantially all of our indebtedness for borrowed money.

DESCRIPTION OF OUR CAPITAL STOCK

Set forth below is a summary of the terms of our capital stock. This summary is qualified in its entirety by reference to our second amended and restated certificate of incorporation and bylaws and to the applicable provisions of the Delaware General Corporation Law.

General

We are authorized to issue up to 50,000,000 shares of common stock, 100,000 shares of Class A common stock and 1,000,000 shares of preferred stock. Each of these classes of stock has a par value of $0.0001. As of the date of this prospectus, 6,087,653 shares of common stock and 100,000 shares of Class A common stock were issued and outstanding. The outstanding common stock includes 244,048 shares of restricted common stock issued to our management, 219,048 of which were issued under our Incentive Plan, and 25,000 shares of which were issued outside of the Incentive Plan. No preferred stock is currently outstanding.

Class A Common Stock

Holders of our Class A common stock are entitled to a quarterly accruing dividend equal to $0.11 (for a total of $0.44 per year) per share of common stock into which such Class A common stock is convertible, paid when and if declared by our board of directors. If a dividend is paid on the Class A common stock, we must also pay a dividend on our common stock equal to one-fourth the per share amount of the dividend paid on the Class A common stock.

In the event of a liquidation, winding up or liquidation of the Company while any shares of our Class A common stock are outstanding, the holders of Class A common stock will be entitled to receive out of the assets available for distribution to our stockholders, the accrued but unpaid Class A common stock dividends. The common stockholders would also be entitled to receive one-fourth of the per share amount of the accrued dividends paid on the Class A common stock. If there are not sufficient funds available to pay the accrued Class A common stock dividends and the corresponding one-fourth per share dividend to the common stockholders, then the holders of the Class A common stock and common stock would share ratably in any distribution in proportion to the respective amounts of common stock held by such stockholders, assuming that all shares of Class A common stock were converted to common stock.

Each share of Class A common stock is convertible into 157.3 shares of common stock. The Class A common stock is entitled to vote on all matters presented to our stockholders on an as-converted to common stock basis.

We anticipate that immediately prior to the completion of this offering, all of the issued and outstanding Class A common stock will be converted into a total of 15,730,000 shares of common stock. In connection with that conversion, our board of directors intends to declare a special dividend, payable shortly after the completion of this offering, to (a) the holders of Class A common stock immediately prior to the completion of the offering in an amount equal to approximately $0.64 per share of common stock into which such Class A common stock is convertible, and (b) the holders of common stock immediately prior to the completion of the offering in an amount equal to approximately $0.16 per share. These amounts represent the aggregate amount of the dividend that will be foregone by the Class A common stockholders by converting their Class A common stock into common stock in connection with this offering as well as the corresponding dividend payable to the holders of common stock, using a present value discount to reflect that the dividend will be paid in advance of when it is otherwise payable. As a result of this conversion, all previously outstanding Class A common stock will be retired and cancelled and may not be reissued.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Holders of our common stock do not have cumulative voting rights.

Because we expect that all shares of Class A common stock will be converted into common stock in connection with this offering, it is highly unlikely that any additional dividends will be paid on the common stock as a result of a proportionate dividend paid on the Class A common stock. Nevertheless, to the extent that funds are available, we intend to continue paying dividends on our common stock. However, the payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. As a result, we cannot assure you of any future dividends on our common stock.

In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our second amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock, with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control. Although we do not currently intend to issue any preferred stock, we cannot assure you that we will not do so in the future.

Warrants

In connection with our transaction with Dlorah, the former Dlorah stockholders received warrants to purchase up to 2,800,000 shares of our common stock at an exercise price of $5.50 per share. These warrants, which are still outstanding, may be exercised at any time before November 23, 2011. The warrants may be exercised, at their holder’s option, on a “cashless basis” so that upon exercise the Company would retain as the full exercise price for the exercised warrants such number of shares of common stock subject to the exercised warrants that has an aggregate market value, based on the common stock’s per share closing price on the date of exercise, equal to the $5.50 per share exercise price. The warrants and the common stock issuable or issued upon exercise of the warrants are subject to the registration rights pursuant to the registration rights agreement discussed below.

Registration and Other Rights

In connection with the closing of our transaction with Dlorah, we entered into a registration rights agreement with the former Dlorah stockholders. Pursuant to the registration rights agreement, the former Dlorah stockholders may, at any time on or after the effective date of the registration rights agreement, make a demand for registration of all or part of the registrable securities, as defined in the registration rights agreement, under the Securities Act, which is referred to as a “demand registration.” Within 10 days of the receipt of a demand registration request, the Company must notify all holders of registrable securities and such holders of registrable securities are entitled to have their registrable securities included in the demand registration.

We also entered into a registration rights agreement with certain of our founding stockholders, as of November 29, 2007, which provides them with certain rights relating to the registration of their common stock and warrants. In addition, we entered into joinder agreements to the registration rights agreement with Granite Point Capital, LP and Ashford Capital Management, on November 23, 2009, and T. Rowe Price Small-Cap

Value Fund, Inc. and T. Rowe Price U.S. Equities Trust on January 12, 2010, whereby these new investors were made to be parties to the November 29, 2007 registration rights agreement. We are required to pay expenses incurred in connection with the filing of any such registration statements.

Indemnification of Directors, Officers, and Employees

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e. a derivative action). To be eligible for indemnification under Section 145, the director, officer, employee or other individual must have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our second amended and restated certificate of incorporation provides that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Our second amended and restated certificate of incorporation further provides that a director will not be personally liable to the Company or our stockholders for monetary damages for any breach of a fiduciary duty by such director as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our second amended and restated certificate of incorporation further provides that any repeal or modification of the above provision will be prospective only and will not adversely affect any limitation, right or protection of a director of the Company existing at the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Listing

Currently, our common stock is listed on the Over-the-Counter Bulletin Board under the trading symbol “NAUH.” We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “NAUH.”

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “NAUH.” Prior to this public offering, there has not been an active trading market for our common stock. We cannot predict the effect, if any, that market sales of our shares or the availability of our shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of March 19, 2010, we will have 25,317,653 shares (or if the underwriter’s over-allotment option is exercised, 26,367,653 shares) of our common stock outstanding. The 7,000,000 shares (or if the underwriter’s over-allotment option is exercised, 8,050,000 shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

A substantial portion of the remaining shares of our common stock outstanding upon completion of this offering will be considered “restricted shares,” as that term is defined under Rule 144 of the Securities Act. These restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. Rule 144 under the Securities Act will not be available for the sale of our restricted shares until one year from the date we filed “Form 10 information” with the Securities and Exchange Commission, which we filed on November 30, 2009.

Rule 144

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us.

Once Rule 144 becomes available with respect to our restricted shares, our affiliates who have beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 253,177 shares immediately after this offering (and 263,677 shares if the over-allotment is exercised in full); or

•

the average weekly trading volume in our common stock reported through the Over-the-Counter Bulletin Board during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our Incentive Plan and the common stock issuable upon exercise of options issued under the Incentive Plan. Under the Incentive Plan, 1,300,000 shares of common stock were reserved for issuance, of which 219,048 shares have already been granted to participants in the form of restricted stock. The registration statement is expected to be filed shortly after the date of this prospectus and will be effective upon filing. As a result, after the effective date of the Form S-8 registration statement, shares issued pursuant to the Incentive Plan, including upon the exercise of stock options, will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described above and the lock-up agreements described below.

Lock-Up Agreements

For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, our directors and executive officers and principal stockholders, see the information under the heading “Underwriting.”

Also, in connection with our transaction with Dlorah, we entered into lock-up agreement with each of the former Dlorah stockholders. The lock-up agreements provide that such stockholders may not sell, pledge, lend, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any portion of the consideration received from the transaction, or engage in any hedging transaction with respect to the common stock issued to such stockholders as part of the transaction for the period beginning with the closing date of the transaction and ending on the date that is 180 days following the closing date of the transaction. The lock-up period under these lock-up agreements is set to expire on May 22, 2010.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading titled “Description of Capital Stock — Registration and Other Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, including any entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (a) the period during which you hold our common stock or (b) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market (as defined below), however, it will not be treated as a U.S. real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock at any time during a specified period. Under Treasury regulations, a class of stock is considered to be regularly traded on an established securities market if a prescribed minimum percentage of such stock is traded on an established market during each calendar quarter and 100 or fewer persons (treating related persons as one person) do not own 50% or more thereof. Treasury regulations also provide that stock will be considered to be regularly traded on a domestic established securities market for any calendar quarter for which it is regularly quoted by brokers or dealers making a market in it. It is not clear under the Treasury regulations whether, in applying this alternative standard, the closely-held prohibition described in the second preceding sentence also applies. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Unless an applicable treaty provides otherwise, gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses generated in the same year as the gain. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%, subject to regulations creating a presumption in certain circumstances in the absence of documentation that a payee is a foreign person to which the 30% withholding tax is to be assessed. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated, as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Signal Hill Capital Group LLC

Total

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the common stock being offered by this prospectus, if any such common stock is purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

Offering Price

We have been advised that the underwriters propose to offer the common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $             per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $             per share to certain brokers and dealers. After the common stock is released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

Our common stock is quoted on the Over-the-Counter Bulletin Board market under the symbol NAUH, but there is not an active trading market for our common stock. The public offering price was determined by negotiation between us and the underwriters. The principal factors that were considered in determining the offering price included the following:

•	the prevailing market and general economic conditions;

•	our results of operations in recent periods;

•	the price to earnings, price to book value and price to tangible book value multiples of publicly traded common stock of comparable companies;

•	our current financial position, including, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the history of, and prospects for, the industry in which we operate.

In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were considered as a totality in setting our offering price.

An active trading market may never develop for our common stock and our common stock may not trade in the market subsequent to the offering at or above the public offering price. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “NAUH.” Our application may not be approved. There are continuing eligibility requirements of companies listed on the NASDAQ Global Market. If we are not able to continue to satisfy the eligibility requirements for the NASDAQ Global Market, then our stock may be delisted.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional common stock in proportion to their respective initial purchase amounts. We will be obligated to sell our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at $             per share and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. If all of the common stock is not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discount

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

Lock-Up Agreements

We, our executive officers and directors and our principal stockholders have agreed that for a period of 180 days from the date of this prospectus, neither we nor any of our executive officers, directors or principal stockholders will, without the prior consent of Stifel, Nicolaus & Company, Incorporated, as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any common stock or any securities convertible into or exercisable or exchangeable for our common stock. Stifel, Nicolaus & Company, Incorporated in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We and the selling stockholders have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In this regard, Stifel, Nicolaus & Company, Incorporated advised Dlorah in connection with its transaction with us, and Signal Hill Capital Group LLC provided a fairness opinion to our board of directors in connection with the Dlorah transaction.

INTERNATIONAL SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The legal validity of the common stock offered by this prospectus will be passed upon for us by Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota. Legal matters in connection with the offering will be passed upon for the underwriters by Arent Fox LLP, Washington, DC.

EXPERTS

The consolidated financial statements of National American University Holdings, Inc. and subsidiaries as of May 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended May 31, 2009, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement. For additional information, you should refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we are required to file periodic and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the Securities and Exchange Commission’s public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings, including the registration statement, will also be available to the public on the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

National American University Holdings, Inc.

Deloitte & Touche, LLP Fifty South Sixth Street Suite 2800 Minneapolis, MN 55402 USA Tel: +1 612 397 4000 Fax: +1 612 397 4450 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

National American University Holdings, Inc.

Rapid City, South Dakota

We have audited the accompanying consolidated balance sheets of National American University Holdings, Inc. and subsidiaries (the “Company”) as of May 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National American University Holdings, Inc. and subsidiaries as of May 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota

July 29, 2009 (October 2, 2009 as to the effects of the adoption of a new accounting standard related to the accounting and presentation of non-controlling interest described in Note 2)

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,508	$2,108
Investments (Note 1)	4,417	3,132
Student receivables — net of allowance of $115 and $35 at May 31, 2009 and 2008, respectively	1,207	1,229
Institutional receivables	173	120
Student notes receivable — current portion — net of allowance (Note 4)	30	24
Bookstore inventory	604	549
Deferred income taxes (Note 8)	1,090	839
Income tax receivable	—	801
Prepaid assets	410	597

Total current assets	11,439	9,399

PROPERTY AND EQUIPMENT:
Land	718	720
Land improvements	374	359
Buildings and building improvements	16,147	16,252
Furniture, vehicles, and equipment	14,564	14,192

Total gross property and equipment	31,803	31,523
Less accumulated depreciation	(19,651)	(18,296)

Total net property and equipment	12,152	13,227

OTHER ASSETS:
Student notes receivable — net of current portion and allowance (Note 4)	105	133
Land held for future development	312	312
Condominium inventory	3,802
Development property (Note 13)		3,879
Course development — net of accumulated amortization of $804 and $428 at May 31, 2009 and 2008, respectively	767	923
Other	288	289

	5,274	5,536

TOTAL	$28,865	$28,162

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt — current portion (Note 5)	$2,147	$2,252
Lines of credit (Note 6)	3,305	5,999
Accounts payable	3,564	3,593
Student accounts payable	314	314
Deferred income	367	264
Income tax payable	551	—
Accrued payroll and vacation	2,816	1,847
Accrued bonuses	821	357
Other accrued liabilities	1,263	987

Total current liabilities	15,148	15,613

LONG-TERM DEBT — Net of current portion (Note 5)	6,507	9,062

DEFERRED INCOME TAXES (Note 8)	1,503	1,016

OTHER LONG-TERM LIABILITIES	815	711

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY:
Class A Common stock, $.0001 par value — authorized, 100,000 shares; Issued, 100,000 shares; and outstanding, 100,000 shares at May 31, 2009 and 2008, respectively	0	0
Additional paid-in capital	385	385
Retained earnings	7,251	4,187
Accumulated other comprehensive income	109	28

	7,745	4,600
Less treasury stock at cost 21,428 shares at May 31, 2009 and 2008, respectively	(1,869)	(1,869)

Total National American University Holdings Inc. and Subsidiaries stockholders’ equity	5,876	2,731
Non-controlling interest	(984)	(971)

Total Equity	4,892	1,760

TOTAL	$28,865	$28,162

See notes to consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

	2009	2008
REVENUE:
Academic revenue	$56,874	$44,218
Auxiliary revenue	4,036	4,062
Rental income — apartments	890	782
Condominium sales (Note 13)	784	395

Total revenue	62,584	49,457

OPERATING EXPENSES:
Cost of educational services	12,816	10,871
Selling, general, and administrative	42,208	36,901
Auxiliary expense	1,595	1,523
Cost of condominium sales (Note 13)	558	122
Gain on legal settlement (Note 10)	—	—
Loss on disposition of property and equipment	3	5

Total operating expenses	57,180	49,422

INCOME (LOSS) FROM OPERATIONS	5,404	35

OTHER INCOME (EXPENSE):
Interest income	242	282
Interest expense (Note 5)	(834)	(1,023)
Other income — net	93	92

Total other expense	(499)	(649)

INCOME (LOSS ) BEFORE INCOME TAXES	4,905	(614)
INCOME TAX (PROVISION) BENEFIT (Note 8)	(1,797)	231

INCOME (LOSS)	3,108	(383)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(13)	37

NET INCOME (LOSS) ATTRIBUTABLE TO NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC AND SUBSIDIARIES	$3,121	$(420)

BASIC AND DILUTED EARNINGS PER SHARE
Class A Common Stock	$31.21	$(4.20)
Class A Shares Outstanding	100,000	100,000

See notes to consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Stock	Treasury Stock	Equity Attributable to Non-Controlling Interest	Total Stockholders’ Equity

	Shares	Amount
BALANCE — May 31, 2007	100,000	0	385	4,664	(89)	(1,869)	(1,008)	2,083
Dividends paid	—	—	—	(57)	—	—	—	(57)
Comprehensive loss:
Net loss	—	—	—	(420)	—	—	37	(383)
Unrealized gain on investments	—	—	—	—	117	—	—	117

Total comprehensive loss								(266)

BALANCE — May 31, 2008	100,000	0	385	4,187	28	(1,869)	(971)	1,760
Dividends paid	—	—	—	(57)	—	—	—	(57)
Comprehensive income:
Net income	—	—	—	3,121	—	—	(13)	3,108
Unrealized gain on investments	—	—	—	—	81	—	—	81

Total comprehensive income								3,189

BALANCE — May 31, 2009	100,000	$0	$385	$7,251	$109	$(1,869)	$(984)	$4,892

See notes to consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,108	$(383)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	2,165	2,114
(Gain) loss on disposition of property and equipment	(110)	(268)
Gain on sale of investments	—	(1)
Provision for uncollectable tuition	1,638	1,357
Course development write-off	—	1
Deferred income taxes	192	(342)
Changes in assets and liabilities:
Accounts and other receivables	(1,670)	(1,547)
Bookstore inventory	(54)	(164)
Prepaid assets	187	(164)
Condominium inventory	529	—
Accounts payable	(29)	1,509
Deferred income	103	71
Other long-term liabilities	103	129
Income tax payable (receivable)	1,352	(39)
Accrued and other liabilities	1,709	435

Net cash flows provided by operating activities	9,223	2,708

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(2,100)	(549)
Proceeds from sale of investments	941	1,579
Purchases of property and equipment	(815)	(3,511)
Proceeds from sale of property and equipment	211	396
Payments (issuances) of student notes	22	(19)
Course development	(220)	(188)
Construction of development property financed with line of credit borrowings	(452)	(3,879)
Other	1	(1)

Net cash flows used in investing activities	(2,412)	(6,172)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on lines of credit	2,650	2,985
Repayments on lines of credit	(5,796)	(1,514)
(Decrease) increase in outstanding checks in excess of book balance	—	(1,040)
Borrowings of long-term debt	—	3,151
Repayments of long-term debt	(2,660)	(1,990)
Construction of development property financed with line of credit borrowings	452	3,879
Dividends paid	(57)	(57)

Net cash flows (used in) provided by financing activities	(5,411)	5,414

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,400	$1,950
CASH AND CASH EQUIVALENTS — Beginning of year	2,108	158

CASH AND CASH EQUIVALENTS — End of year	$3,508	$2,108

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest — net of $38, $76, and $0 capitalized during the years ended May 31, 2009, 2008, and 2007, respectively	$848	$1,008

Cash paid during the year for income taxes	$254	$150

See notes to consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — National American University Holdings, Inc. (the “Company”), formerly known as Camden Learning Corporation, was incorporated in the state of Delaware on April 10, 2007. The Company was a special purpose acquisition company formed to serve as a vehicle for the acquisition of an operating business. On November 23, 2009, pursuant to an Agreement and Plan of Reorganization between the Company and Dlorah, Inc., a South Dakota corporation (“Dlorah”), Dlorah became a wholly-owned subsidiary of the Company (the “Transaction”). In connection with the Transaction, the stockholders of Dlorah received approximately 77% of the equity of the Company, and Dlorah, Inc. was deemed to be the acquirer for accounting purposes. The Transaction has been accounted for as a reverse merger accompanied by a recapitalization of the Company. Accordingly, as a result of the Transaction, the historical results of Dlorah, Inc. became the historical results of the Company. The accompanying consolidated financial statements have been updated to reflect the effects of the recapitalization on common stock, stockholders’ equity accounts and earnings per share.

The Company is publicly traded, and is listed on the Over-the-Counter Bulletin Board. Dlorah owns and operates National American University (“NAU”), a regionally accredited, for-profit, multi-campus institution of higher learning. NAU operates 18 educational sites within the states of South Dakota, Colorado, Kansas, Missouri, Minnesota, New Mexico, and Texas, including its headquarters in Rapid City, South Dakota, and offers academic programs online via the Internet on a national and international basis. A substantial portion of NAU’s academic income is dependent upon federal student financial aid programs, company tuition assistance, distance learning programs, and contracts to provide instruction and course materials to other educational institutions. To maintain eligibility for financial aid programs, NAU must comply with Department of Education requirements, which include, among other items, the maintenance of certain financial ratios. Approximately 90% of the Company’s total revenues for the fiscal years ended May 31, 2009 and 2008, were derived from NAU’s academic income.

In addition, the Company has a multi-family residential real estate operation in Rapid City, South Dakota area. Approximately 97% of the Company’s total revenues for the year ended May 31, 2009 were derived from the Company’s university operations, and the remaining 3% was derived from its real estate operations.

Principles of Consolidation — The Company consolidates the accounts of all wholly owned divisions, including the University, the Fairway Hills Park and Recreational Association, the Park West Owners’ Association, the Vista Park Owners’ Association, and the Company’s interest in Fairway Hills Section III Partnership (the “Partnership”). The Partnership is 50% owned by the Company and 50% owned by individual family members, most of whom are also either direct or indirect shareholders of the Company. All material intercompany transactions and balances have been eliminated in consolidation.

The Partnership is deemed to be a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 810-10, Consolidation. An enterprise is required to consolidate a VIE if that enterprise is the primary beneficiary. An enterprise is considered the primary beneficiary if it has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

The Company has determined that the Partnership qualifies as a VIE and that the Company is the primary beneficiary of the Partnership. Accordingly, the Company consolidated assets, liabilities, and net income of the Partnership within its consolidated balance sheets and statements of operations. As of May 31, 2009 and 2008, the consolidated balance sheets included Partnership assets of $1,230 and $1,370, respectively, and Partnership liabilities of $1,022 and $1,138, respectively. The consolidated statements of operations included Partnership net (loss) income of $(26) and $75 for the years ended May 31 2009 and 2008, respectively.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements. On an ongoing basis, the Company evaluates the estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, income taxes, benefit plans, and certain accruals. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include allowances for uncollectable accounts against student accounts receivable and student notes receivable totaling $176 and $96, at May 31, 2009 and 2008, respectively. Management estimates the allowance for uncollectible accounts based on an analysis of collection history and individual account detail; however, it is reasonably possible the accounts written-off in the future could vary significantly from this estimate.

Cash and Cash Equivalents — The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash is held in bank accounts that periodically exceed insured limits; however, no losses have occurred, and the Company feels the risk of loss is not significant.

Investments — The Company’s investments consist of long-term, government-backed bonds and certificates of deposit. The bonds are classified as “available-for-sale.” Available-for-sale securities represent securities carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on these securities are excluded from earnings and are reported net of taxes as a separate component of stockholders’ equity. For purposes of calculating gross realized gains and losses on sales of investments, the amortized cost of each investment sold is used. The net realized gains and losses on sales of investments totaled $0 for the fiscal year ended May 31, 2009 and approximately $2 and $1 for the fiscal year ended May 31, 2008. The net realized gain or loss is included in other income — net in the accompanying consolidated statements of operations.

The Company’s investments were comprised at May 31, 2009 and 2008, respectively, of the following (in thousands):

	2009			2008
	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
U.S. Treasury debt securities	$2,373	$143	$—	$2,253	$34	$—
Certificates of deposit	1,934	17	—	180	—	—
Other debt securities	110	10	—	699	9	—

Total	$4,417	$170	$—	$3,132	$43	$—

As of May 31, 2009, the Company’s investment maturity dates are as follows (in thousands):

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses < 1 Year		Gross Unrealized Holding Losses > 1 Year		Fair Value
Less than one year	$1,927	$7	$		$		$1,934
One to five years	2,320	163		—		—	2,483

Total	$4,247	$170		$—		$—	$4,417

Declines in the fair value of individual securities classified as available-for-sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

value, with the resulting write-downs included in current earnings as realized losses. Unrealized losses that may occur are generally due to changes in interest rates and, as such, are considered by the Company to be temporary. Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As discussed in Note 5, the Company’s note payable to Wells Fargo Bank is secured by the Company’s investment account, requiring the funds not be utilized until the note payable matures. Restrictions on investment balances have not affected the Company’s ability to fund daily operations.

Student Accounts Receivable — Student accounts receivable are recorded at estimated net realizable value and are revised periodically based on estimated future collections. Interest and service charges are applied to all past due student accounts receivable; however, collections are first applied to principal balances until such time that the entire principal balance has been received. Student accounts are charged off only when reasonable collection means are exhausted. The University has determined that most accounts with an outstanding balance of 180 days after the start of the term are uncollectable. Bad debt expense is included in cost of educational services on the consolidated statements of operations.

Institutional Accounts Receivable — Institutional accounts receivable are amounts due from other educational institutions to which the University provides instruction and course materials and are stated at net realizable value.

Bookstore Inventory — Inventories consist mainly of textbooks and supplies. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment — Property and equipment are stated at cost. Renewals and improvements are capitalized, while repairs and maintenance are expensed when incurred. Upon the retirement, sale or disposition of assets, costs, and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in operating income. For financial statement purposes, depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Buildings and building improvements	19-40
Land improvements	10-20
Furniture, vehicles, and equipment	5-15

For tax purposes, depreciation is computed using the straight-line and accelerated methods.

Capitalized Course Development Costs — The University internally develops curriculum and electronic instructional materials for certain courses. The curriculum is primarily developed by employees and contractors. The curriculum is integral to the learning system. Customers do not acquire the curriculum or future rights to it.

The Company capitalizes course development costs. Costs that qualify for capitalization are external direct costs, payroll, and payroll-related costs. Costs related to general and administrative functions are not capitalizable and are expensed as incurred. Capitalization ends at such time that the course and/or material is available for general use by faculty and students. After becoming available for general use, the costs are amortized on a course-by-course basis over a period of three to five years. After the amortization period commences, the cost of maintenance and support is expensed as incurred. If it is determined that the curriculum will not be used, the capitalized curriculum costs are written off and expensed in the period of this determination.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Land Held for Future Development — Land held for future development is stated at cost. The Company evaluates all land held for future development to determine whether the Company expects to proceed with the development of the land as originally contemplated. The Company then further determines whether costs that have been capitalized are recoverable or should be written off. The write-off would be charged to cost of sales in the period that the need for the write-off is determined. The Company had no write-offs in 2009 or 2008.

Impairment of Long-Lived Assets — Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be held for sale are carried at the lower of carrying value or fair value, less cost to sell.

Perkins Deposits — The Perkins Deposits represent the University’s cumulative statutory matching funds deposited to the Perkins Student Loan Trust Fund. Perkins Deposits are included in other assets on the accompanying consolidated balance sheets.

Condominium Inventory — Condominium inventory is stated at cost (including capitalized interest), net of impairment. Condominium construction costs are accumulated on a specific identification basis. Under the specific identification basis, cost of revenues includes all applicable land acquisition, land development and specific construction costs (including direct and indirect costs) of each condominium paid to third parties. Land acquisition, land development and condominium construction costs do not include employee related benefit costs. The specific construction and allocated land costs of each condominium, including models, are included in direct construction. Allocated land acquisition and development costs are estimated based on the total costs expected in a project. Direct construction also includes amounts paid through the closing date of the condominium for construction materials and contractor costs. Condominium inventory is recorded as a long term asset due to the normal operating cycle being greater than one year.

Unamortized Loan Costs — The Company has capitalized costs incurred to refinance certain portions of its debt. These costs are being amortized over the terms of the refinanced loans based on the effective interest rate method.

Deferred Income Taxes — Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Non-Controlling Interest — The non-controlling interest presented on the consolidated statements of operations represents the individual owners’ share of the Partnership’s income or loss. The consolidated balance sheet amount “Non-Controlling Interest” represents the owners’ share of the Partnership obligations in excess of Partnership assets. The Company has determined the non-controlling owners to have a legal obligation to fund such deficits and believes it is fully collectable at May 31, 2009.

Financial Instruments — As of May 31, 2009 and 2008, the Company’s financial instruments consisted of cash equivalents, investments, accounts receivable, accounts payable, and long-term liabilities. The fair value of fixed-rate liabilities is estimated based on current rates offered to the Company for instruments with similar ratings and maturities. The difference between the carrying value of these financial instruments and their fair value was not material as of May 31, 2009 and 2008.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Academic Revenue Recognition — Academic revenue represents tuition revenue. Tuition revenue is recorded ratably over the length of respective courses. Academic revenue also includes certain fees and charges assessed at the start of each term. The portion of tuition and registration fees payments received but not earned is recorded as student accounts payable and reflected as a current liability on the accompanying consolidated balance sheets, as such amount represents revenue that the Company expects to earn within the next year. Academic revenue is reported net of adjustments for refunds and scholarships. If a student withdraws prior to the completion of the academic term, students are refunded the portion of tuition and registration fees already paid, that pursuant to the Company’s refund policy and applicable federal and state law and accrediting agency standards, the Company is not entitled to. Refunds and scholarships are recorded during the respective terms.

Auxiliary Revenue — Auxiliary revenue represents revenues from the University’s food service, bookstore, and dormitory operations. Revenue is recognized as items are sold and services are performed.

Rental Income — Rental income is primarily obtained from tenants of three apartment complexes under short-term operating leases. Tenants are required to pay rent on a monthly basis. Rent not paid by the end of the month is considered past due, while rent paid in advance is included in deferred income on the accompanying consolidated balance sheets. If a tenant becomes 60 days past due, eviction procedures are started.

Rental Expense — The University accounts for rent expense under its long-term operating leases using the straight-line method. Certain of the University’s operating leases contain rent escalator provisions. Accordingly, a $663 and $569, deferred rent liability at May 31, 2009 and 2008, respectively, is recorded in other long-term liabilities on the accompanying consolidated balance sheets.

Advertising — The University follows the policy of expensing the cost of advertising as incurred. Advertising costs of $6,151 and $5,339 for 2009 and 2008, respectively, are included in selling, general, and administrative expenses on the accompanying consolidated statements of operations.

Business Expansion and Development — On an ongoing basis, the University commits resources to the development of new branch campuses and new programs, as well as the expansion of existing programs into new markets. During the year ended May 31, 2009, the University continued to develop an additional campus in the state of Texas and continued to develop and expand the nursing and distance learning programs. Business expansion and development costs include salaries, marketing and advertising, and other third-party expenses incurred to support such development and expansion. The amounts are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations and totaled $3,241 and $4,758 in 2009 and 2008, respectively.

Professional Fees — In 2009 management signed a letter of intent related to a potential merger that resulted in incremental costs of $447 that are recorded in the 2009 financial statements as selling, general, and administrative expenses.

2. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures). FASB Statement No. 157 establishes a framework for measuring fair value. It does not require any new fair value measurements, but does require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The Company adopted FASB Statement No. 157 as of June 1, 2008. It did not have a material impact

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

on the consolidated financial statements. In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-2, Effective Date of FASB Statement No. 157 (codified in FASB ASC Topic 820). FSP FAS No. 157-2 delayed the effective date of FASB Statement No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The implementation of FASB Statement No. 157 for financial assets and financial liabilities did not have a material impact on the Company’s consolidated financial statements. The additional disclosures required by FASB Statement No. 157 are included in Note 15 fair value measurements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (codified in FASB ASC Topic 825, Financial Instruments). FASB Statement No. 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under FASB Statement No. 159, a company may elect to use fair value to measure various assets and liabilities, including accounts receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, and issued debt. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. The Company adopted FASB Statement No. 159 as of June 1, 2008; however, has elected not to use the fair value option. As a result, there is no impact on the consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (codified in FASB ASC Topic 810). FASB Statement No. 160 requires that a noncontrolling interest in a consolidated entity be reported in equity, but separate from the parent company’s equity, in the financial statements. It also requires disclosure, on the face of the consolidated statements of operations, of the amounts of consolidated net income attributable to the parent and the noncontrolling interest. FASB Statement No. 160 is effective for fiscal years beginning on or after December 15, 2008. A noncontrolling interest exists in the Partnership. We adopted this guidance for our fiscal year that began on June 1, 2009. As this guidance requires all periods presented to conform to this standard, and we adopted this guidance during our first quarter, we have now revised the presentation of the accompanying annual financial statements to record the noncontrolling interest within stockholders’ equity, and to separately present net income attributable to the noncontrolling interest and net income attributable to the majority interest within the consolidated statements of operations.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (codified in FASB ASC Topic 805, Business Combinations). FASB Statement No. 141(R) significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under FASB Statement No. 141(R) changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. FASB Statement No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company has not yet adopted FASB Statement No. 141(R), but it will change the accounting treatment for business combinations on a prospective basis.

On December 11, 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (both codified in FASB ASC Topic 860, Transfers and Servicing). FSP FAS No. 140-4 and FIN No. 46(R)-8 requires additional disclosures by public entities with continuing involvement in transfers of financial assets to special-purpose entities and with variable interests in VIEs, including sponsors that have a variable interest in a VIE. FSP FAS No. 140-4 and FIN No. 46(R)-8 became effective for the first interim or annual reporting period

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

that ends after December 15, 2008. The implementation of FSP FAS No. 140-4 and FIN No. 46(R)-8 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events (codified in FASB ASC Topic 855, Subsequent Events). FASB Statement No. 165 established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. FASB Statement No. 165 is effective for financial periods ending after June 30, 2009. The Company has not yet adopted FASB Statement No. 165, but does not anticipate it will have a material effect on the Company’s consolidated results of operations, financial condition, or required financial statement disclosures.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (codified in FASB ASC Topic 810). FASB Statement No. 167 is intended to improve financial reporting by enterprises involved with VIEs. This statement nullifies FSP FAS No. 140-4 and FIN No. 46(R)-8. FASB Statement No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. This will be effective for the Company’s fiscal year beginning June 1, 2010. The Company is still evaluating the impact of this statement on its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (both codified in FASB ASC Topic 320, Investments), provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt securities. FSP FAS 115-2 and FAS 124-2 does not amend existing guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for fiscal years and interim periods ended after June 15, 2009, and will be effective for the Company in the first quarter of the fiscal year beginning June 1, 2009. The Company is currently evaluating the impact that FSP FAS 115-2 and FAS 124-2 will have on its financial statements but does not anticipate it will have a material effect on consolidated results of operations, financial condition, or required financial statement disclosures.

3. DEPARTMENT OF EDUCATION REQUIREMENTS

The University extends unsecured credit to a portion of the students who are enrolled throughout the campuses for tuition and other educational costs. A substantial portion of credit extended to students is repaid through the students’ participation in various federal financial aid programs authorized by Title IV Higher Education Act of 1965, as amended (HEA). The University is required under 34 CFR 600.5(d) to maintain at least 10% of its revenues from non-Title IV HEA program funds. The University believes they are in compliance with this requirement for the years ended May 31, 2009 and 2008, as shown in the underlying calculation:

	2009		2008
Title IV HEA funds received	$39,877		$30,016

Academic revenue (cash basis)	55,733	=71.55%	44,371	=67.65%

To participate in Title IV Programs, a school must be authorized to offer its programs of instruction by relevant state education agencies, be accredited by an accrediting commission recognized by the DOE, and be certified as an eligible institution by the DOE. For this reason, the schools are subject to extensive regulatory requirements imposed by all of these entities. After the schools receive the required certifications by the appropriate entities, the schools must demonstrate their compliance with the DOE regulations of the Title IV Programs on an ongoing basis. Included in these regulations is the requirement that the Company must satisfy

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

specific standards of financial responsibility. The DOE evaluates institutions for compliance with these standards each year, based upon the institution’s annual audited financial statements, as well as following a change in ownership of the institution. Under regulations which took effect July 1, 1998, the DOE calculates the institution’s composite score for financial responsibility based on its (i) equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and (iii) net income ratio, which measures the institution’s ability to operate at a profit. This composite score can range from -1 to +3.

An institution that does not meet the DOE’s minimum composite score requirements of 1.5 may establish its financial responsibility by posting a letter of credit or complying with additional monitoring procedures as defined by the DOE. Based on the consolidated financial statements for the 2009 and 2008 fiscal years, the University’s calculations result in a composite score of 1.6 and 0.5 respectively. Although the University currently meets the minimum composite score requirement as most recently required by the DOE, for previous years not in compliance the University has obtained an irrevocable letter of credit in the amount of $3,845,480 to guarantee performance under the federal financial aid programs. The letter of credit has not been utilized, and the requirement will be reevaluated by the DOE along with its next annual review.

4. STUDENT NOTES RECEIVABLE

At May 31, 2009 and 2008, student notes receivable consisted of the following:

	2009	2008
Unsecured student notes receivable, under various monthly payment terms, interest at an average of 9% per annum	$196	$218
Less allowance for uncollectable accounts	61	61

	135	157
Less current portion	30	24

Noncurrent portion	$105	$133

5. LONG-TERM DEBT

At May 31, 2009 and 2008, long-term debt consisted of the following:

Notes Payable	2009	2008
Note payable to Great Western Bank; net of loan costs of $0 and $1 at May 31, 2009 and 2008, respectively; matures February 2014; requires monthly payments of $42, including principal and interest; accrues interest at 6.45% at May 31, 2009; secured by real estate and personally guaranteed by a Company stockholder.	$3,582	$3,868
Note payable to Wells Fargo Bank; matures June 1, 2011; requires monthly payments of $30; accrues interest at 6%; secured by cash, savings, and investment accounts held at Wells Fargo Bank.	714	1,000
Note payable to VFS Financing, Inc.; matures April 2014; requires an initial monthly payment of $19 and monthly payments of $15 thereafter, including principal and interest; accrues interest at a fixed rate of 6.89% per annum; secured by airplane.	751	885

(Continued)

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Notes Payable	2009	2008
Note payable to Great Western Bank; matures March 26, 2012; requires monthly payments of $19, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	$611	$809
Note payable to Great Western Bank; matures November 28, 2012; requires monthly payments of $13, including principal and interest; accrues interest at a variable rate(b) (4% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	499	631
Note payable to Great Western Bank; matures August 17, 2011; requires monthly payments of $15, including principal and interest; accrues interest at a variable rate(b) (5% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	364	521
Note payable to Great Western Bank; matures on May 18, 2011; requires monthly payments of $13, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	264	397
Note payable to Great Western Bank; matures on May 18, 2010; requires monthly payments of $16, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	175	352
Note payable to Great Western Bank; matures on August 27, 2009; requires monthly payments of $18, including principal and interest; accrues interest at a variable rate(b) (3.50% at May 31, 2009); secured by certain University real estate and personally guaranteed by a Company stockholder.	77	281
Note payable to Great Western Bank; matures on December 8, 2010; requires monthly payments of $10, including principal and interest; accrues interest at a variable rate(b) (4% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	177	278
Note payable to Great Western Bank; matures on December 22, 2009; requires monthly payments of $14, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	99	254
Note payable to Great Western Bank; matures on September 25, 2010; requires monthly payments of $9, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	137	239
Note payable to Great Western Bank; matures on September 27, 2009; requires monthly payments of $7, including principal and interest; accrues interest at a variable rate(b) (5.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	33	114
Note payable to Great Western Bank; matures on June 2, 2010; requires monthly payments of $2, including principal and interest; accrues interest at a variable rate(b) (3.25% at May 31, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	24	46
Notes paid in full in 2008	—	410

Total notes payable	$7,507	$10,085

(Continued)

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Notes Payable	2009	2008
Due to stockholders and related parties:
Unsecured notes payable with accrued interest (5.27% at May 31, 2009).(a)	805	812
Note payable for the purchase of treasury stock; payable in monthly installments of $9, including principal and interest at 6% until paid in full, secured by stock.(a)	342	417

Total due to stockholders and related parties	1,147	1,229

Total long-term debt	8,654	11,314
Less current portion	2,147	2,252

Long-term portion	$6,507	$9,062

(a)

Interest expense on these related-party notes was approximately $64 and $69 for the years ended May 31, 2009 and 2008, respectively. No formal maturity schedule exists for the unsecured notes payable, and, therefore, they are included with the long-term portion of debt.

(b)	Variable rates are based on prime rate plus an adjustment, which is specific to each note payable agreement.

(Concluded)

Future maturities of long-term debt for the five years ending May 31 are as follows:

2010	$2,147
2011	1,644
2012	939
2013	591
2014	2,528
Thereafter	805

$8,654

The Company was in compliance with all debt covenants at May 31, 2009 and 2008.

6. LINES OF CREDIT

The University maintains a $2,000 revolving line of credit with Great Western Bank that matures in October 2009. Advances under the line bear interest at a variable rate based on prime (5% at May 31, 2009) and are secured by substantially all assets of the University and the personal guarantee of a Company stockholder. Advances of $0 and $1,985 had been made on this line of credit at May 31, 2009 and 2008, respectively.

The University also has available an additional $1,900 line of credit with Wells Fargo Bank that matures in January 2010. Advances under the line bear interest at a variable rate based on prime (6% at May 31, 2009) and are secured by checking, savings, and investment accounts held by Wells Fargo Bank. At May 31, 2009 and 2008, advances totaling $0 and $600, respectively, had been made on the line of credit.

During 2009, the Company completed construction of a new building (see Note 13). The project is funded by a construction line of credit totaling $3,816 with Great Western Bank. Borrowings at May 31, 2009 and 2008, totaled $3,305 and $3,414, respectively. The note is secured by Company real estate and the personal guarantee of a Company shareholder, matures in October 2009, and bears interest at a variable rate based on prime (5% at May 31, 2009).

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

7. LEASES

The University leases building facilities for branch operations and equipment for classroom operations under operating leases with various terms and conditions. Total rent expense for the years ended May 31, 2009 and 2008, was $3,506 and $3,542, respectively.

Future minimum lease payments on noncancelable operating leases for the five years ending May 31 are as follows:

2010	$2,916
2011	2,412
2012	2,182
2013	1,992
2014	1,958
Thereafter	13,251

8. INCOME TAXES

Components of the provision for income taxes for the years ended May 31, 2009 and 2008, were as follows:

	2009	2008
Current tax expense (benefit):
Federal	$1,562	$108
State	43	3

	1,605	111

Deferred tax expense (benefit):
Federal	162	(320)
State	30	(22)

	192	(342)

Total tax expense (benefit)	$1,797	$(231)

The effective tax rate varies from the statutory federal income tax rate for the following reasons:

	2009	2008
Statutory	34.0%	34.0%
State income taxes — net of federal benefit	1.5	3.0
Permanent differences and other	1.1	0.6

Effective income tax rate	36.6%	37.6%

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred assets (liabilities) as of May 31 were as follows:

	2009	2008
Deferred income tax assets:
Account receivable allowances	$63	$33
Bad debt write-offs	411	312
Charitable contributions	135	304
Accrued salaries	619	197
Net operating loss carryforwards	—	561
Deferred rent	239	136

Total deferred income tax assets	1,467	1,543

Deferred income tax liabilities:
Fixed assets and course development	(1,680)	(1,490)
Prepaid expenses	(139)	(214)
Other	(61)	(16)

Total deferred income tax liabilities	(1,880)	(1,720)

Net deferred income tax liabilities	$(413)	$(177)

At May 31, 2009, the Company had utilized all federal and state net operating loss carryforwards.

Effective for its fiscal year ended May 31, 2009, the Company has complied with FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (codified in FASB ASC Topic 740, Income Taxes), which requires that income tax positions must be more likely than not to be sustained based solely on their technical merits in order to be recognized. The Company has recorded no liability for uncertain tax positions. The Company has elected to record interest and penalties from unrecognized tax benefits in the tax provision.

The Company files income tax returns in the U.S. federal jurisdiction and various states. Because of closure of an Internal Revenue Service examination, the Company is no longer subject to U.S. federal income tax examinations for years before 2007 and, generally, is no longer subject to state and local income tax examinations by tax authorities for years before 2003.

9. EMPLOYEE COMPENSATION PLANS

Employee Benefit Plan Payable — The Company sponsors a 401(k) plan for its University employees, which provides for a discretionary match, net of forfeitures, of up to 5%. The University uses certain consistently applied operating ratios to determine contributions. The University’s contributions were $364 and $207 for the years ended May 31, 2009 and 2008, respectively.

Compensation Plans — The Company has entered into an employment agreement with its President through December 2011. The agreement requires, among other things, an annual incentive payment of 10% of the Company’s annual income as defined in the agreement, which is paid out annually. For the years ended May 31, 2009 and 2008, the Company has recorded $709 and $193, respectively, as an expense in selling,

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

general, and administrative expenses and the related liability, which is included in accrued expenses and other in the accompanying consolidated financial statements. Furthermore, the agreement provides for a deferred compensation payment payable upon retirement or death equal to one year’s salary. The liability totals $153 and $142 at May 31, 2009 and 2008, respectively, and is included in other long-term liabilities in the in the accompanying consolidated financial statements.

10. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various claims, proceedings, or lawsuits relating to the conduct of its business. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the Company, management believes, based on facts presently known, that the outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s financial position or future results of operations.

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. On an ongoing basis, the Company evaluates the results of internal compliance monitoring activities and those of applicable regulatory agencies and, when appropriate, record liabilities to provide for the estimated costs of any necessary remediation. Currently, there are no outstanding actions but the Company cannot predict the outcome of future program reviews and any unfavorable outcomes could have a material adverse effect on the results of operations, cash flows, and financial position.

11. SELF-INSURED HEALTH INSURANCE

The Company maintains a self-insured health insurance plan for employees. Under this plan, the Company pays a monthly fee to their administrator, as well as claims submitted by their participants. As there generally is a lag between the time a claim is incurred by a participant and the time the claim is submitted, the Company has recorded a liability for outstanding claims of approximately $422 and $227 at May 31, 2009 and 2008, respectively. Such liability is reported with accrued liabilities in the accompanying consolidated financial statements. At May 31, 2009, the Company’s maximum aggregate risk was approximately $1,075. The maximum specific risk per participant is $50 per year, although total risk for all participants will not exceed the noted maximum aggregate risk for the year.

12. RELATED-PARTY TRANSACTIONS

The Company is required under 34 CFR 668.23(d) to disclose all related-party transactions (as defined within the regulation) regardless of materiality to the financial statements. As described in Note 5, certain notes payable are personally guaranteed by a shareholder of the Company and notes payable are due to shareholders and related parties at May 31, 2009 and 2008. In addition, rent totaling $1,000 per month is paid to related parties for home office space under month-to-month leases. All other related-party transactions are intercompany amounts that are eliminated in consolidation.

13. CONDOMINIUM PROJECT

During 2008, the Company broke ground on a new building that was planned to house 24 condominiums to be sold to the general public (Vista Park). The Vista Park project was funded by a construction line of credit (see Note 6). Construction was completed in 2009, and the building is being actively marketed for sale. During 2009, three units were sold for approximately $641.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

In addition, one of the three current apartment buildings is being converted to condominiums and offered for individual sale (Park West). The apartments are being rented on a short-term basis until sale occurs, and any renovations are funded by the purchaser. Three condominiums were sold during 2008, and one was sold during 2009.

Sales and cost of sales for both the Vista Park and Park West condominiums totaled $784 and $558 for 2009 and $395 and $122 for 2008, respectively, resulting in net sales of $226 and $273, respectively.

14. SEGMENT REPORTING

Segment information is presented in accordance with management’s approach to the internal organization used for making operating decisions and assessing performance. Operating segments are defined as business areas or lines of an enterprise about which financial information is available and evaluated on a regular basis by the chief operating decision-makers, or decision-making groups, in deciding how to allocate capital and other resources to such lines of business.

As of May 31, 2009 and 2008, the Company operates in two operating and reportable segments: National American University (NAU) and other (see Note 1). These operating segments are divisions of the Company for which separate financial information is available and evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

General administrative costs of Dlorah are allocated to specific divisions of the Company.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

The majority of the Company’s revenue is from the NAU division, which provides undergraduate and graduate education programs. NAU derives its revenue primarily from student tuition. The other division operates multiple apartment and condominium complexes and derives its revenues primarily from condominium sales and rental income (in thousands):

	NAU	Other	Total
As of and for the Year Ended May 31, 2009
Revenue:
Academic revenue	$56,874	$—	$56,874
Auxiliary revenue	4,036	—	4,036
Rental income — apartments	—	890	890
Condominium sales	—	784	784

Total revenue	60,910	1,674	62,584

Operating expenses:
Educational services and facilities	12,816	—	12,816
Selling, general, and administrative	40,163	2,045	42,208
Auxiliary expense	1,595	—	1,595
Cost of condominium sales	—	558	558
Loss on disposition of property and equipment	3	—	3

Total operating expenses	54,577	2,603	57,180

Income (loss) from operations	6,333	(929)	5,404

Other income (expense):
Interest income	242	—	242
Interest expense	(313)	(521)	(834)
Other income — net	—	93	93

Total other expense	(71)	(428)	(499)

Income (loss) before minority interest	$6,262	$(1,357)	$4,905

Total assets	$20,620	$8,245	$28,865

Expenditures for long-lived assets and course development	$1,000	$487	$1,487

Depreciation and amortization	$1,830	$335	$2,165

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

	NAU	Other	Total
As of and for the Year Ended May 31, 2008
Revenue:
Academic revenue	$44,218	$—	$44,218
Auxiliary revenue	4,062	—	4,062
Rental income — apartments	—	782	782
Condominium sales	—	395	395

Total revenue	48,280	1,177	49,457

Operating expenses:
Educational services and facilities	10,871	—	10,871
Selling, general, and administrative	34,540	2,361	36,901
Auxiliary expense	1,523	—	1,523
Cost of condominium sales	—	122	122
Loss on disposition of property and equipment	5	—	5

Total operating expenses	46,939	2,483	49,422

Income (loss) from operations	1,341	(1,306)	35

Other income (expense):
Interest income	282	—	282
Interest expense	(678)	(345)	(1,023)
Other income — net	1	91	92

Total other expense	(395)	(254)	(649)

Income (loss) before minority interest	$946	$(1,560)	$(614)

Total assets	$19,737	$8,425	$28,162

Expenditures for long-lived assets and course development	$3,449	$4,046	$7,495

Depreciation and amortization	$1,783	$331	$2,114

FAIR VALUE MEASUREMENTS

As discussed in Note 2, the Company adopted FASB Statement No. 157, subject to the deferral provisions of FSP FAS No. 157-2 as of January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. FASB Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Following is a description of each category in the fair value hierarchy and the financial assets and liabilities of the Company that are included in each category at May 31, 2009:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF MAY 31, 2009 AND 2008, AND FOR THE YEARS ENDED MAY 31, 2009 AND 2008

(Dollar amounts in thousands, except per share data)

liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation. The Company does not have any Level 3 assets or liabilities.

In accordance with the fair value hierarchy, the following table shows the fair value as of May 31, 2009, of those financial assets that are measured at fair value on a recurring basis, according to the valuation techniques the Company used to determine their fair market value.

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
Investments	$4,417	$231	$—	$4,648

Total assets at fair value	$4,417	$231	$—	$4,648

15. SUBSEQUENT EVENTS

The Company sold one unit in the Park West condominium project in July 2009 for approximately $164.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF NOVEMBER 30, 2009 AND MAY 31, 2009

(Dollar amounts in thousands, except per share data)

	November 30, 2009	May 31, 2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,637	$3,508
Investments	3,073	4,417
Student receivables — net of allowance of $403 and $115 at November 30, 2009 and May 31, 2009, respectively	3,860	1,207
Institutional receivables	1,137	173
Student notes receivable — current portion — net of allowance	0	30
Bookstore inventory	687	604
Deferred income taxes	1,140	1,090
Prepaid and other current assets	400	410

Total current assets	36,934	11,439

PROPERTY AND EQUIPMENT
Land	718	718
Land improvements	374	374
Buildings and building improvements	16,487	16,147
Furniture, vehicles, and equipment	15,441	14,564

Total gross property and equipment	33,020	31,803
Less accumulated depreciation	(20,578)	(19,651)

Total net property and equipment	12,442	12,152

OTHER ASSETS:
Condominium inventories	3,636	3,802
Student notes receivable — net of current portion and allowance	131	105
Land held for future development	312	312
Course development — net of accumulated amortization of $981 and $804 at November 30, 2009 and May 31, 2009, respectively	746	767
Restricted Investment	209	0
Other	281	288

	5,315	5,274

TOTAL	$54,691	$28,865

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt — current portion	$2,322	$2,147
Lines of credit	3,135	3,305
Accounts payable	5,375	3,564
Dividends payable	1,896	0
Student accounts payable	253	314
Deferred income	499	367
Income tax payable	1,554	551
Accrued and other liabilities	5,841	4,900

Total current liabilities	20,875	15,148

LONG-TERM DEBT — Net of current portion	4,077	6,507

DEFERRED INCOME TAXES	1,081	1,503

OTHER LONG-TERM LIABILITIES	857	815

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Class A Common (100,000 authorized, issued and outstanding; $0.0001 par)	0	0
Common stock (50,000,000 authorized, 6,031,105 issued and outstanding; $0.0001 par)	1	0
Additional paid-in capital	17,679	385
Retained earnings	10,318	7,251
Accumulated other comprehensive income	118	109

	28,116	7,745
Less treasury stock at cost	0	(1,869)

Total National American University Holdings, Inc. stockholders’ equity	28,116	5,876
Non-controlling interest	(315)	(984)

Total equity	27,801	4,892
TOTAL	$54,691	$28,865

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

	Six Month Period Ended November 30,
	2009	2008
REVENUE:
Academic revenue	$37,336	$25,103
Auxiliary revenue	2,644	1,918
Rental income — apartments	483	478
Condominium sales	238	211

Total revenue	40,701	27,710

OPERATING EXPENSES:
Cost of educational services	7,385	5,980
Selling, general and administrative	23,563	19,133
Auxiliary expense	1,036	789
Cost of condominium sales	166	176

Total operating expenses	32,150	26,078

INCOME FROM OPERATIONS	8,551	1,632

OTHER INCOME (EXPENSE):
Interest income	119	129
Interest expense	(315)	(438)
Gain on disposition of property and equipment	0	118
Other income — net	48	45

Total other expense	(148)	(146)

INCOME BEFORE INCOME TAXES	8,403	1,486
INCOME TAX EXPENSE	(3,456)	(530)

NET INCOME	4,947	956
NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	16	(32)

NET INCOME ATTRIBUTABLE TO NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.	4,963	924
OTHER COMPREHENSIVE INCOME — Unrealized gains on investments	9	171

COMPREHENSIVE INCOME ATTRIBUTABLE TO NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.	$4,972	$1,095

Basic EPS
Class A
Distributed earnings	$17.30	$—
Undistributed earnings	$30.23	$9.24

Total	$47.53	$9.24
Common
Distributed earnings	$0.03	$—
Undistributed earnings	$0.19	$—

Total	$0.22	$—
Diluted EPS
Class A
Distributed earnings	$17.30	$—
Undistributed earnings	$30.16	$9.24

Total	$47.46	$9.24
Common
Distributed earnings	$0.03	$—
Undistributed earnings	$0.19	$—

Total	$0.22	$—
Weighted Average Shares
Basic EPS
Class A	100,000	100,000
Common	227,589	n/a
Diluted EPS
Class A	100,000	100,000
Common	262,788	n/a

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

	Equity attributable to National American University Holdings, Inc.
	Class A common	Common stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock	Equity attributable to non-controlling interest	Total stockholders’ equity
Balance — May 31, 2008	0	$0	$385	$4,187	$28	$(1,869)	$(971)	$1,760
Comprehensive income:
Net (Loss) income	0	0	0	924	0	0	32	956
Unrealized gain on investments	0	0	0	0	171	0	0	171

Balance — November 30, 2008	$0	$0	$385	$5,111	$199	$(1,869)	$(939)	$2,887

Balance — May 31, 2009	$0	$0	$385	$7,251	$109	$(1,869)	$(984)	$4,892
Recapitalization of Dlorah, Inc.	0	1	22,508	0	0	0	0	22,509
Retirement of Treasury Stock	0	0	(1,869)	0	0	1,869	0	0
Merger costs associated with reverse merger	0	0	(3,345)	0	0	0	0	(3,345)
Contributed capital from non-controlling interest holders	0	0	0	0	0	0	685	685
Dividends declared	0	0	0	(1,896)	0	0	0	(1,896)
Comprehensive income:
Net income (loss)	0	0	0	4,963	0	0	(16)	4,947
Unrealized loss on investments	0	0	0	0	9	0	0	9

Balance — November 30, 2009	$0	$1	$17,679	$10,318	$118	$0	$(315)	$27,801

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

	November 30, 2009	November 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$4,947	$956
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,103	1,070
Gain on disposition of property and equipment	0	(118)
Provision for uncollectable tuition	1,057	762
Deferred income taxes	(94)	0
Changes in assets and liabilities:
Accounts and other receivables	(4,674)	(1,485)
Student notes	4	17
Bookstore inventory	(83)	(46)
Prepaid and other current assets	10	(5)
Condominium inventories	166	149
Accounts payable	1,476	(943)
Deferred income	132	256
Other long-term liabilities	42	52
Income tax receivable/payable	1,003	1,097
Accrued and other liabilities	(921)	(156)

Net cash flows provided by operating activities	4,168	1,606

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(175)	(1,848)
Proceeds from sale of investments	1,319	180
Purchases of property and equipment	(943)	(321)
Proceeds from sale of property and equipment	0	204
Course development	(155)	(96)
Construction of development property with line of credit borrowings	0	(412)
Other	7	0

Net cash flows provided by (used in) investing activities	53	(2,293)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on lines of credit	0	2,190
Repayments of lines of credit	(170)	(2,405)
Increase in outstanding checks in excess of book balance	0	53
Borrowings of long-term debt	44	0
Repayments of long-term debt	(2,299)	(1,474)
Construction of development property with line of credit borrowings	0	412
Contributed capital by non-controlling interest members	685	0
Cash received in reverse merger	22,092	0
Cash paid for merger costs	(1,444)	0

Net cash flows provided by (used in) financing activities	18,908	(1,224)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$23,129	$(1,911)
CASH AND CASH EQUIVALENTS — Beginning of year	3,508	2,108

CASH AND CASH EQUIVALENTS — End of period	$26,637	$197

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest — net of $-0- and $38 capitalized during the six months ended November 30, 2009 and November 30, 2008, respectively	$316	$447

Cash paid (received) for income taxes	$2,727	$(567)

Dividends declared at November 30, 2009 and November 30, 2008	$1,896	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

1. BASIS OF PRESENTATION

The condensed financial statements are presented on a consolidated basis. The accompanying financial statements include the accounts of National American University Holdings, Inc. (the “Company”), its subsidiary, Dlorah, Inc. (“Dlorah”), and its divisions, National American University (“NAU”), and Fairway Hills. The accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the Company’s audited financial statements. These financial statements are condensed and do not contain all disclosures required in annual financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s annual financial statements which were filed with the Company’s Current Report on Form 8-K on November 30, 2009. Furthermore, the results of operations and cash flows for the six month periods ended November 30, 2008, and November 30, 2009, are not necessarily indicative of the results that may be expected for the full year. These financial statements include consideration of subsequent events through January 12, 2010. All intercompany transactions and balances have been eliminated.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary for a fair presentation as prescribed by accounting principles generally accepted in the United States (GAAP). All adjustments were comprised of normal recurring adjustments, except as noted in these Notes to the Condensed Consolidated Financial Statements.

Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements. On an ongoing basis, the Company evaluates the estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, income taxes, benefit plans, and certain accruals. Actual results could differ from those estimates.

2. NATURE OF OPERATIONS

The Company was incorporated in the State of Delaware on April 10, 2007 as Camden Learning Corporation (“Camden”). Camden was a special purpose acquisition company formed to serve as a vehicle for the acquisition of an operating business. On November 23, 2009, pursuant to an Agreement and Plan of Reorganization, Dlorah became a wholly-owned subsidiary of the Company. In connection with that transaction, the stockholders of Dlorah received approximately 77% of the equity of the Company. As more fully described in Note 12, the transaction has been accounted for as a reverse merger accompanied by a recapitalization of the Company. The Company is now publicly traded, and is listed on the Over-the-Counter Bulletin Board.

Dlorah is a South Dakota corporation operating NAU. NAU operates 18 educational sites within the states of South Dakota, Colorado, Kansas, Missouri, Minnesota, New Mexico, and Texas, including its headquarters in Rapid City, South Dakota. A substantial portion of NAU’s academic income is dependent upon federal student financial aid programs, company tuition assistance, distance learning programs, and contracts to provide instruction and course materials to other educational institutions. To maintain eligibility for financial aid programs, NAU must comply with Department of Education requirements, which include, among other items, the maintenance of certain financial ratios.

The Company, through its Fairway Hills division, also operates luxury apartment units and develops real estate in the Rapid City, South Dakota area.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

Approximately 92% and 91% of the Company’s total revenues for the six months ended November 30, 2009 and November 30, 2008, respectively, were derived from NAU’s academic income. Approximately 92% of the Company’s total revenue for the three months ended November 30, 2009 and November 30, 2008 were derived from NAU’s academic income.

3. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share reflect the potential dilution that could occur assuming vesting, conversion or exercise of all dilutive unexercised warrants and restricted stock. As described in Note 6, the Company has two classes of common stock outstanding as of November 30, 2009 with different dividend rates. Therefore, the Company utilized the two class method to calculate and report earnings per share for each class of stock for 2009. During 2008, only one class of common stock was outstanding and there were no dilutive securities outstanding.

	For the six months ended November 30, 2009	For the three months ended November 30, 2009
Weighted average shares outstanding used to compute basic net income per share	227,589	457,680
Incremental shares issuable upon the assumed exercise of warrants	35,199	70,785

Shares used to compute diluted net income per share	262,788	528,465

4. RECENTLY ADOPTED AND NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures ). This standard establishes a framework for measuring fair value. It does not require any new fair value measurements, but does require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The Company adopted this standard as of June 1, 2008. It did not have a material impact on the consolidated financial statement. In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-2, Effective Date of FASB Statement No. 157 (codified in FASB ASC Topic 820). This standard delayed the effective date for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The implementation of this standard for financial assets and financial liabilities did not have a material impact on the Company’s consolidated financial statement. The additional disclosures required by this standard are included in Note 11 fair value measurements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (codified in FASB ASC Topic 825, Financial Instruments ). This standard expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under this standard, a company may elect to use fair value to measure various assets and liabilities, including accounts receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, and issued debt. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

similar instruments that it elects not to measure based on fair value. The Company adopted this standard as of June 1, 2008; however, has elected not to use the fair value option. As a result, there is no impact on the consolidated financial statement.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (codified in FASB ASC Topic 810). This standard requires that a noncontrolling interest in a consolidated entity be reported in equity, but separate from the parent company’s equity, in the financial statements. This standard was effective for fiscal years beginning on or after December 15, 2008. A noncontrolling interest exists in the Partnership. The Company adopted this guidance for the Company’s fiscal year that began on June 1, 2009, which required the Company to record the noncontrolling interest within equity.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (codified in FASB ASC Topic 805, Business Combinations). This standard significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under this standard changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. This standard is effective for fiscal years beginning after December 15, 2008. The Company has adopted this standard, and is applying the accounting treatment for business combinations on a prospective basis.

On December 11, 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (both codified in FASB ASC Topic 860, Transfers and Servicing). This standard requires additional disclosures by public entities with continuing involvement in transfers of financial assets to special-purpose entities and with variable interests in VIEs, including sponsors that have a variable interest in a VIE. This standard became effective for the first interim or annual reporting period that ends after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statement.

In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events (codified in FASB ASC Topic 855, Subsequent Events). This standard established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. This standard is effective for financial periods ending after June 30, 2009. The Company has adopted this standard, but it did not have a material effect on the Company’s consolidated balance sheet or required financial statement disclosures.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (codified in FASB ASC Topic 810). This standard is intended to improve financial reporting by enterprises involved with VIEs. This statement nullifies FSP FAS No. 140-4 and FIN No. 46(R)-8 (codified in FASB ASC Topic 860). This standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. This will be effective for the Company’s fiscal year beginning June 1, 2010. The Company is still evaluating the impact of this statement on its consolidated financial statement.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (both codified in FASB ASC Topic 320, Investments), which provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

securities. These standards do not amend existing guidance related to other-than-temporary impairments of equity securities. These standards are effective for fiscal years and interim periods ended after June 15, 2009, and was effective for the Company in the first quarter of the fiscal year beginning June 1, 2009. The implementation of this standard did not have a material effect on its consolidated balance sheet or required financial statement disclosures.

5. LONG-TERM DEBT

At November 30, 2009, long-term debt consisted of the following:

Notes Payable
Note payable to Great Western Bank; matures February 2014; requires monthly payments of $42, including principal and interest; accrues interest at 6.45%; secured by real estate and personally guaranteed by a Company stockholder.	$3,448
Note payable to Wells Fargo Bank; matures June 1, 2011; requires monthly payments of $30; accrues interest at 6%; secured by cash, savings, and investment accounts held at Wells Fargo Bank.	551
Note payable to VFS Financing, Inc.; matures April 2014; requires an initial monthly payment of $19 and monthly payments of $15 thereafter, including principal and interest; accrues interest at a fixed rate of 6.89% per annum; secured by airplane, paid in full in December 2009 and classified as current at November 30, 2009.	686
Note payable to Great Western Bank; matures March 26, 2012; requires monthly payments of $19, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	522
Note payable to Great Western Bank; matures November 28, 2012; requires monthly payments of $13, including principal and interest; accrues interest at a variable rate(a) (4.00% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	426
Note payable to Great Western Bank; matures August 17, 2011; requires monthly payments of $15, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	262
Note payable to Great Western Bank; matures on May 18, 2011; requires monthly payments of $13, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	193
Note payable to Great Western Bank; matures on May 18, 2010; requires monthly payments of $16, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	81
Note payable to Great Western Bank; matures on December 8, 2010; requires monthly payments of $10, including principal and interest; accrues interest at a variable rate(a) (4.00% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	118
Note payable to Great Western Bank; matures on December 22, 2009; requires monthly payments of $14, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	17

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

Notes Payable
Note payable to Great Western Bank; matures on September 25, 2010; requires monthly payments of $9, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	83
Note payable to Great Western Bank; matures on June 2, 2010; requires monthly payments of $2, including principal and interest; accrues interest at a variable rate(a) (3.25% at November 30, 2009); secured by substantially all assets of the University and personally guaranteed by a Company stockholder.	12
Total long-term debt	6,399
Less current portion	2,322
Long-term portion	$4,077

(Concluded)

(a)	Variable rates are based on prime rate plus an adjustment, which is specific to each note payable agreement.

Future maturities of long-term debt for the five years ending November 30 are as follows:

2010	$2,322
2011	1,035
2012	505
2013	345
2014	2,192
Thereafter	0

$6,399

The Company was in compliance with all debt covenants at November 30, 2009.

6. STOCKHOLDERS EQUITY

The authorized capital stock for the Company is 51,100,000 shares, consisting of (i) 50,000,000 shares of Common Stock, par value $0.0001 per share, (ii) 100,000 shares of Class A Common Stock, par value $0.0001 per share, and (iii) 1,000,000 shares of Preferred Stock, par value $0.0001 per share.

Of the authorized shares, the following were issued and outstanding as of November 30, 2009: (i) 6,031,105 shares of Common Stock and (ii) 100,000 shares of Class A Common Stock (which are convertible into Common Stock at a rate of 157.3 shares of Common Stock for each share of Class A Common Stock). No shares of Preferred Stock were outstanding as of November 30, 2009.

The shares of Common Stock outstanding include the 250,000 shares of restricted Common Stock issued to the former Dlorah stockholders, and the 575,000 shares of restricted Common Stock issued to Camden Learning LLC, in connection with the reverse merger. The restriction lapses when the Company’s stock trades above $8.00 for 60 consecutive days. Should the restriction not lapse by November 23, 2014, the restricted shares will be canceled.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

Also, in connection with the reverse merger, the former Dlorah stockholders were issued, in the aggregate, warrants to purchase up to 2,800,000 shares of Common Stock at $5.50 per share that will expire if not converted by November 23, 2011. These warrants contain a cashless exercise feature. These warrants remain outstanding and have not been exercised as of November 30, 2009.

At November 30, 2009, the Company’s outstanding and issued shares consisted of (i) 6,031,105 shares of Common Stock, which includes 825,000 restricted shares (250,000 referred to above and 575,000 with the same restriction), (ii) 100,000 shares of Class A Stock, (iii) -0- shares of Preferred Stock, and (iv) 2,800,000 Warrants. Future equity transactions may include exercise of warrants or issuances of stock, which could result in substantial dilution of existing stockholders.

The holders of Class A Common Stock are entitled to a quarterly dividend equal to $0.11 per quarter (for a total of $0.44 per year) per share of the Common Stock into which such Class A Common Stock is convertible, paid when and if declared by the Board of Directors. If a dividend is paid on the Class A Common Stock, there will also be a dividend paid to holders of Common Stock equal to one-fourth of the per share amount of any Class A Common Stock dividend paid. A dividend totaling $1,896 was declared on November 30, 2009, and is scheduled to be paid in January 2010.

7. INCOME TAXES

The effective tax rate for the six months ended November 30, 2009 and November 30, 2008, was 41.1% and 35.7%, respectively. The effective tax rate for the three months ended November 30, 2009 and November 30, 2008, was 40.4% and 37.3%.

8. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various claims, proceedings, or lawsuits relating to the conduct of its business. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the Company, management believes, based on facts presently known, that the outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s unaudited condensed consolidated financial position, cash flows, or future results of operations.

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. On an ongoing basis, the Company evaluates the results of internal compliance monitoring activities and those of applicable regulatory agencies and, when appropriate, records liabilities to provide for the estimated costs of any necessary remediation. There are no current outstanding actions, but the Company cannot predict the outcome of future program reviews and any unfavorable outcomes could have a material adverse effect on the results of unaudited condensed consolidated statements of operations, cash flows, and financial position.

9. RELATED-PARTY TRANSACTIONS

The Company is required under 34 CFR668.23(d) to disclose all related-party transactions (as defined within the regulation) regardless of materiality to the financial statements. As described in Note 5, certain notes payable are personally guaranteed by a stockholder of the Company and notes payable are due to stockholders and related parties at November 30, 2009 and May 31, 2009, of $0 and $1,147, respectively.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

10. CONDOMINIUM PROJECT

During 2008, the Company broke ground on a new building that will contain 24 condominiums to be sold to the general public (Vista Park). The Vista Park project was funded by a construction line of credit and was completed in 2009. In July 2008, the Company sold one unit within the Vista Park condominium project for approximately $250. In addition, two units were sold for $230 and $225 in December 2008 and April 2009, respectively. The Company sold one unit in September 2009 for approximately $238. Subsequent to November 30, 2009, a unit was sold for approximately $231.

11. FAIR VALUE MEASUREMENTS

The Company adopted a new accounting standard that defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Following is a description of each category in the fair value hierarchy and the financial assets and liabilities of the Company that are included in each category at November 30, 2009 and May 31, 2009:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation. The Company does not have any Level 3 assets or liabilities.

In accordance with the fair value hierarchy, the following table shows the fair value as of November 30, 2009 and May 31, 2009, of those financial assets that are measured at fair value on a recurring basis, according to the valuation techniques the Company used to determine their fair market value.

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
November 30, 2009
Investments (cd’s, US treasury bills, money market accounts)	$2,828	$245	$—	$3,073
Restricted Investments (checking account)	209	—	—	209

Total assets at fair value	$3,037	$245	$—	$3,282

May 31, 2009
Investments (cd’s, US treasury bills, money market accounts)	$4,299	$231	$—	$4,530

Total assets at fair value	$4,299	$231	$—	$4,530

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

12. COMPLETED MERGER

In August 2009, Camden entered into an Agreement and Plan of Reorganization, under which Camden agreed to purchase all of the ownership interests in Dlorah for cash and stock.

In connection with the approval of the transaction, Camden’s stockholders adopted an amendment to Camden’s amended and restated certificate of incorporation (i) to change Camden’s corporate name to “National American University Holdings, Inc.,” (ii) to create a new class of common stock to be designated as Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), (iii) to increase the authorized capital stock of Camden from 21,000,000 shares consisting of 20,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), to 51,100,000 shares, consisting of 50,000,000 shares of Common Stock, 100,000 shares of Class A Stock, and 1,000,000 shares of Preferred Stock, and (iv) to remove the provisions related to Camden’s status as a blank check company, including, among other things, the classification of the board of directors, and to make Camden’s corporate existence perpetual. Furthermore, Camden’s stockholders adopted the 2009 Stock Option and Compensation Plan (the “Incentive Plan”) pursuant to which Camden reserved 1,300,000 shares of Common Stock for issuance pursuant to the Incentive Plan.

The acquisition closed on November 23, 2009, and on that date, Dlorah became a wholly owned subsidiary of the Company. The stockholders of Dlorah received shares and warrants representing approximately 77% of the issued capital shares of the Company. The acquisition was accounted for as a reverse merger accompanied by a recapitalization of the Company. Under this accounting method, Dlorah is considered the acquirer for accounting purposes because it obtained effective control of the Company as a result of the acquisition. This determination was primarily based on the following facts: Dlorah’s retention of a significant voting interest in the Company; Dlorah’s appointment of a majority of the members of the Company’s initial board of directors; Dlorah’s operations comprising the ongoing operations of the Company; and Dlorah’s senior management serving as the senior management of the Company. Under this method of accounting, the recognition and measurement provisions of the accounting guidance for business combinations do not apply and therefore, the Company did not recognize goodwill or other intangible assets. Instead, the acquisition has been treated as the equivalent of Dlorah issuing stock for the net monetary assets of the Company, primarily cash, which are stated at their carrying value. Because of the reverse merger, the historical results represent those of Dlorah.

At the time of the merger, all the issued and outstanding equity interests of Dlorah were automatically converted into the right to receive the aggregate of (i) 100,000 shares of Class A Stock, automatically convertible after two years (or earlier if elected by the stockholders) into 15,730,000 shares of the Common Stock at a ratio of 157.3 shares of Common Stock for every 1 share of Class A Stock, (ii) 2,800,000 newly issued common stock purchase warrants (the “Warrants” at a purchase price of $5.50 per share, and (iii) 250,000 shares of Restricted Common Stock that are not freely tradable until such time as the Common Stock trades at or above $8.00 per share for any sixty consecutive trading day period, provided that such shares shall be forfeited on the fifth anniversary of the date of issuance if such restriction has not been satisfied by then.

Additionally, the Company has entered into an employment agreement with its Chairman of the Board of Directors through December 2011. The agreement requires, among other things, an annual incentive payment of 10% of the Company’s annual income as defined in the agreement, which is paid out annually. Effective November 23, 2009, this changed to 7% of the Company’s annual income. As of November 30, 2009, the Company has recorded a liability of $1,562, which is included in accrued and other liabilities in the accompanying consolidated balance sheet. Furthermore, the agreement provides for a deferred compensation

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

payment payable upon retirement or death equal to one year’s salary. The liability totals $158 at November 30, 2009, and is included in other long-term liabilities in the accompanying consolidated balance sheet.

13. SEGMENT REPORTING

Operating segments are defined as business areas or lines of an enterprise about which financial information is available and evaluated on a regular basis by the chief operating decision makers, or decision-making groups, in deciding how to allocate capital and other resources to such lines of business.

The Company operates two operating and reportable segments: National American University (NAU) and other. These operating segments are divisions of the Company for which separate financial information is available and evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

General administrative costs of the Company are allocated to specific divisions of the Company.

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF AND FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND NOVEMBER 30, 2008

(Dollar amounts in thousands, except per share data)

The majority of the Company’s revenue is derived from the NAU division, which provides undergraduate and graduate education programs. NAU derives its revenue primarily from student tuition. The other division operates multiple apartment and condominium complexes and derives its revenues primarily from condominium sales and rental income (in thousands).

	Six Months Ended November 30, 2009			Six Months Ended November 30, 2008
	NAU	Other	Consolidated Total	NAU	Other	Consolidated Total
Revenue:
Academic revenue	$37,336	$0	$37,336	$25,103	$0	$25,103
Auxiliary revenue	2,644	0	2,644	1,918	0	1,918
Rental income — apartments	0	483	483	0	478	478
Condominium sales	0	238	238	0	211	211

Total revenue	39,980	721	40,701	27,021	689	27,710

Operating expenses:
Educational services and facilities	7,385	0	7,385	5,980	0	5,980
Selling, general and administrative	22,213	1,350	23,563	18,213	920	19,133
Auxiliary expense	1,036	0	1,036	789	0	789
Cost of condominium sales	0	166	166	0	176	176

Total operating expenses	30,634	1,516	32,150	24,982	1,096	26,078

Income (loss) from operations	9,346	(795)	8,551	2,039	(407)	1,632

Other income (expense):
Interest income	119	0	119	129	0	129
Interest expense	(56)	(259)	(315)	(222)	(216)	(438)
Gain on disposal of property and equipment				5	113	118
Other income — net	0	48	48	0	45	45

Total other expense	63	(211)	(148)	(88)	(58)	(146)

Income (loss) before taxes	$9,409	$(1,006)	$8,403	$1,951	$(465)	$1,486

Total assets	$43,956	$10,735	$54,691

Expenditures for long-lived assets	$(918)	$(25)	$(943)	$(305)	$(16)	$(321)

Depreciation and amortization	$858	$245	$1,103	$897	$173	$1,070

14. SUBSEQUENT EVENTS

Subsequent to November 30, 2009, the Company paid in full VFS Financing debt (Note 4). In addition, a condominium was sold on December 28, 2009 for $231 (Note 10). Subsequent events have been evaluated through January 12, 2010.

7,000,000 Shares

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.

Common Stock

PROSPECTUS

Stifel Nicolaus

William Blair & Company

Signal Hill

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

Securities and Exchange Commission Registration Fee		$5,740
FINRA Filing Fee		8,550
NASDAQ Listing Fee		125,000
Legal Fees and Expenses		*
Printing Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

* To be filed by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions; or (iv) transactions from which a director derives an improper personal benefit. Our second amended and restated certificate of incorporation contains such a provision.

Our bylaws incorporate Section 145 of the Delaware General Corporation Law, which provides that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was an director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant; or (ii) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel in accordance with Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

Additionally, as permitted by Delaware law, the registrant intends to enter into indemnification agreements with each of its directors and officers that require the registrant to indemnify such persons, to the fullest extent authorized or permitted under Delaware law.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

In addition, the Registration Rights Agreement we entered into with certain of our stockholders obligate us to indemnify such stockholders requesting or joining in a registration (and in some instances, indemnify each underwriter of the securities so registered, as well as the officers, directors and partners of such stockholders), against any and all loss, damage, liability costs and expense, including claims arising out of or based on any untrue statement, of any material fact contained in any registration.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions were exempt from registration requirements.

In November 2007 we completed a private placement of an aggregate of 2,800,000 warrants to Camden Learning, LLC, a limited liability company indirectly controlled and partially owned by certain of our former officers and directors, generating gross proceeds of $2,800,000. The warrants sold in the private placement contained substantially similar terms and conditions as the warrants sold in our initial public offering, except that the warrants sold in the private placement (i) were not subject to redemption, (ii) were exercisable on a cashless basis, in each case if held by our sponsor or its permitted assigns and (iii) could not be sold, assigned or transferred prior to the 90th day following our consummation of a business combination as described therein. These warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales. A private placement subscription agreement was entered into between us and our sponsor in connection with this purchase. As part of the transaction with Dlorah in November 2009, these warrants were exchanged for 575,000 shares of common stock, bearing the same restrictions as the restricted common stock issued to the former Dlorah stockholders as part of the consideration in the transaction with Dlorah. The restriction on these shares lapsed on March 23, 2010.

In April 2007, we issued 1,125,500 shares of common stock for an aggregate amount of $25,000 in cash, at an average purchase price of approximately $0.02 per share, to certain our then-current directors and our sponsor.

In connection with the transaction with Dlorah on November 23, 2009, we issued to the former stockholders of Dlorah an aggregate of (i) 100,000 shares of Class A common stock, (ii) 2,800,000 newly issued common stock purchase warrants, which may be exercised at an exercise price of $5.50 per share, including on a “cashless basis,” and (iii) 250,000 shares of restricted common stock (which were no longer restricted as of March 23, 2010). The Class A common stock converts into 15,730,000 shares of common stock at a ratio of 157.3 shares of common stock for every one share of Class A common stock. These securities were issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering. Each of the former stockholders of Dlorah receiving the securities was an accredited investor as defined by Rule 501 of Regulation D. Each party delivered appropriate investment representations with respect to the issuance of the securities and consented to the imposition of a restrictive legend upon the certificates evidencing the securities.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

1.1	Underwriting Agreement, dated , 2010, by and between National American University Holdings, Inc. and Stifel, Nicolaus & Company, Incorporated.†

2.1	Agreement and Plan of Reorganization, dated August 7, 2009, by and among Camden Learning Corporation, Dlorah Subsidiary, Inc. and Dlorah, Inc.*

2.2	Amended and Restated Agreement and Plan of Reorganization, dated August 11, 2009, by and among Camden Learning Corporation, Dlorah Subsidiary, Inc. and Dlorah, Inc.*

2.3	Amendment No. 1 to the Amended and Restated Agreement and Plan of Reorganization, dated October 26, 2009, by and among Camden Learning Corporation, Dlorah Subsidiary, Inc., and Dlorah, Inc.**

3.1	Second Amended and Restated Certificate of Incorporation***

3.2	Amended and Restated Bylaws***

4.1	Specimen Common Stock Certificate***

5.1	Opinion of Gray Plant Mooty Mooty & Bennett, P.A.†

10.1	Amendment No. 1 to the Warrant Agreement, dated November 23, 2009 between Camden Learning Corporation and Continental Stock Transfer & Trust Company.***

10.2	Securities Escrow Agreement dated November 29, 2007, among Camden Learning Corporation, Continental Stock Transfer & Trust Company and certain of the founding stockholders of Camden Learning Corporation.****

10.3	Amendment No. 1 to the Securities Escrow Agreement, dated as of November 23, 2009, by and among Camden Learning Corporation, Continental Stock Transfer & Trust Company and certain of the founding stockholders of Camden Learning Corporation.***

10.4	Lock Up Agreement, effective as of November 23, 2009, by and between H. & E. Buckingham Limited Partnership and Camden Learning Corporation.***

10.5	Lock Up Agreement, effective as of November 23, 2009, by and between Robert D. Buckingham Living Trust and Camden Learning Corporation.***

10.6	Registration Rights Agreement, dated as of November 23, 2009, by and among Camden Learning Corporation and each of H. & E. Buckingham Limited Partnership and Robert D. Buckingham Living Trust.***

10.7	Registration Rights Agreement, dated as of November 29, 2007, by and among Camden Learning Corporation and certain of the founding stockholders of Camden Learning Corporation.****

10.8	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and H. & E. Buckingham Limited Partnership.***

10.9	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and Robert D. Buckingham Living Trust.***

Exhibit No.	Description

10.10	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and Camden Learning, LLC.***

10.11	Form of Restricted Stock Agreement under the registrant’s 2009 Stock Option and Compensation Plan.*****

10.12	National American University Holdings, Inc. 2009 Stock Option and Compensation Plan.***

10.13	Employment Agreement between Dlorah, Inc. and Jerry L. Gallentine, amended and restated September 9, 2003, and further amended by the First Amendment to Employment Agreement, dated November 18, 2009.***

10.14	Employment Agreement between Dlorah, Inc. and Robert D. Buckingham, dated January 3, 1995, as amended by the Employment Agreement Amendment, dated November 18, 2009.***

10.15	Termination of Employment Agreement and Release Agreement between Dlorah, Inc. and Robert D. Buckingham, dated effective March 15, 2010.

10.16	Employment Agreement between Dlorah, Inc. and Ronald Shape, dated November 18, 2009.***

10.17	Common Stock Purchase Warrant issued by Camden Learning Corporation to H. & E. Buckingham Limited Partnership on November 23, 2009 in the amount of 2,166,360 warrant shares. ***

10.18	Common Stock Purchase Warrant issued by Camden Learning Corporation to Robert D. Buckingham Living Trust on November 23, 2009 in the amount of 633,640 warrant shares.***

10.19	Stock Purchase Agreement dated November 13, 2009 between Camden Learning Corporation and Bulldog Investors.***

10.20	Stock Purchase Agreement, dated November 19, 2009 between Camden Learning Corporation and Credit Suisse Securities.***

10.21	Joinder to Registration Rights Agreement, dated as of January 12, 2010 between National American University Holdings, Inc. and T. Rowe Price Associates, Inc. on behalf of its investment advisory clients T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price U.S. Equities Trust.

10.22	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Ashford Capital Management Inc.

10.23	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Granite Point Capital, LP.

10.24	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Granite Point Capital Offshore Fund, Ltd.

10.25	Restricted Stock Award Agreement, dated effective as of March 19, 2010, by and between National American University Holdings, Inc. and Dr. Ronald Shape.

21.1	Dlorah, Inc., a South Dakota corporation.

23.1	Consent of Independent Registered Public Accountants.

23.2	Consent of Gray Plant Mooty Mooty & Bennett P.A. (included in Exhibit 5.1).†

24.1	Power of Attorney (included in Signature Page).

†	to be filed by amendment.
*	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on August 11, 2009.
**	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on October 27, 2009.

***	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on November 30, 2009.
****	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on December 5, 2007.
*****	incorporated by reference to National American University Holdings, Inc.’s Quarterly Report on Form 10-Q on January 12, 2010.

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our financial statements or related notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rapid City, State of South Dakota, on March 19, 2010.

National American University Holdings, Inc.

By:	/s/ RONALD L. SHAPE
Name:	Ronald L. Shape, Ed. D.
Title:	Chief Executive Officer and
Chief Financial Officer (principal executive officer, principal financial officer and principal accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ronald Shape, his and her true and lawful attorneys-in-fact and agent, with full power of substitution, for his and her and in his and her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he and her might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ RONALD L. SHAPE Ronald L. Shape, Ed.D.	Chief Executive Officer and Chief Financial Officer (principal executive officer, principal financial officer and principal accounting officer)	March 19, 2010

/s/ ROBERT D. BUCKINGHAM Robert D. Buckingham	Chairman of the Board of Directors	March 19, 2010

/s/ JERRY L. GALLENTINE Jerry L. Gallentine, Ph.D.	Director	March 17, 2010

/s/ THERESE CRANE Therese Crane, Ed.D.	Director	March 17, 2010

/s/ R. JOHN REYNOLDS R. John Reynolds, Ed.D.	Director	March 17, 2010

/s/ THOMAS D. SABAN Thomas D. Saban, Ph.D.	Director	March 17, 2010

/s/ DAVID L. WARNOCK David L. Warnock	Director	March 18, 2010

/s/ H. EDWARD YELICK H. Edward Yelick	Director	March 17, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated , 2010, by and between National American University Holdings, Inc. and Stifel, Nicolaus & Company, Incorporated.†

2.1	Agreement and Plan of Reorganization, dated August 7, 2009, by and among Camden Leaning Corporation, Dlorah Subsidiary, Inc. and Dlorah, Inc.*

2.2	Amended and Restated Agreement and Plan of Reorganization, dated August 11, 2009, by and among Camden Learning Corporation, Dlorah Subsidiary, Inc. and Dlorah, Inc.*

2.3	Amendment No.1 to the Amended and Restated Agreement and Plan of Reorganization, dated October 26, 2009, by and among Camden Learning Corporation, Dlorah Subsidiary, Inc., and Dlorah, Inc.**

3.1	Second Amended and Restated Certificate of Incorporation***

3.2	Amended and Restated Bylaws***

4.1	Specimen Common Stock Certificate***

5.1	Opinion of Gray Plant Mooty Mooty & Bennett, P.A.†

10.1	Amendment No. 1 to the Warrant Agreement, dated November 23, 2009 between Camden Learning Corporation and Continental Stock Transfer & Trust Company.***

10.2	Securities Escrow Agreement dated November 29, 2007, among Camden Learning Corporation, Continental Stock Transfer & Trust Company and certain of the founding stockholders of Camden Learning Corporation.****

10.3	Amendment No. 1 to the Securities Escrow Agreement, dated as of November 23, 2009, by and among Camden Learning Corporation, Continental Stock Transfer & Trust Company and certain of the founding stockholders of Camden Learning Corporation.***

10.4	Lock Up Agreement, effective as of November 23, 2009, by and between H. & E. Buckingham Limited Partnership and Camden Learning Corporation.***

10.5	Lock Up Agreement, effective as of November 23, 2009, by and between Robert D. Buckingham Living Trust and Camden Learning Corporation.***

10.6	Registration Rights Agreement, dated as of November 23, 2009, by and among Camden Learning Corporation and each of H. & E. Buckingham Limited Partnership and Robert D. Buckingham Living Trust.***

10.7	Registration Rights Agreement, dated as of November 29, 2007, by and among Camden Learning Corporation and certain of the founding stockholders of Camden Learning Corporation.****

10.8	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and H. & E. Buckingham Limited Partnership.***

10.9	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and Robert D. Buckingham Living Trust.***

10.10	Restricted Stock Agreement, effective as of November 23, 2009, between Camden Learning Corporation and Camden Learning, LLC.***

10.11	Form of Restricted Stock Agreement under the registrant’s 2009 Stock Option and Compensation Plan.*****

Exhibit No.	Description

10.12	National American University Holdings, Inc. 2009 Stock Option and Compensation Plan.***

10.13	Employment Agreement between Dlorah, Inc. and Jerry L. Gallentine, amended and restated September 9, 2003, and further amended by the First Amendment to Employment Agreement, dated November 18, 2009.***

10.14	Employment Agreement between Dlorah, Inc. and Robert D. Buckingham, dated January 3, 1995, as amended by the Employment Agreement Amendment, dated November 18, 2009.***

10.15	Termination of Employment Agreement and Release Agreement between Dlorah, Inc. and Robert D. Buckingham, dated effective March 15, 2010.

10.16	Employment Agreement between Dlorah, Inc. and Ronald Shape, dated November 18, 2009.***

10.17	Common Stock Purchase Warrant issued by Camden Learning Corporation to H. & E. Buckingham Limited Partnership on November 23, 2009 in the amount of 2,166,360 warrant shares. ***

10.18	Common Stock Purchase Warrant issued by Camden Learning Corporation to Robert D. Buckingham Living Trust on November 23, 2009 in the amount of 633,640 warrant shares.***

10.19	Stock Purchase Agreement dated November 13, 2009 between Camden Learning Corporation and Bulldog Investors.***

10.20	Stock Purchase Agreement, dated November 19, 2009 between Camden Learning Corporation and Credit Suisso Securities.***

10.21	Joinder to Registration Rights Agreement, dated as of January 12, 2010 between National American University Holdings, Inc. and T. Rowe Price Associates, Inc. on behalf of its investment advisory clients T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price U.S. Equities Trust.

10.22	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Ashford Capital Management Inc.

10.23	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Granite Point Capital, LP.

10.24	Joinder to Registration Rights Agreement, dated as of November 23, 2009 between Camden Learning Corporation and Granite Point Capital Offshore Fund, Ltd.

10.25	Restricted Stock Award Agreement, dated effective as of March 19, 2010, by and between National American University Holdings, Inc. and Dr. Ronald Shape.

21.1	Dlorah, Inc., a South Dakota Corporation.

23.1	Consent of Independent Registered Public Accountants.

23.2	Consent of Gray Plant Mooty Mooty & Bennett P.A. (included in Exhibit 5.1).†

24.1	Power of Attorney (included in Signature Page).

†	to be filed by amendment.
*	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on August 11, 2009.
**	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on October 27, 2009.
***	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on November 30, 2009.
****	incorporated by reference to National American University Holdings, Inc.’s Current Report on Form 8-K filed on December 5, 2007.
*****	incorporated by reference to National American University Holdings, Inc.’s Quarterly Report on Form 10-Q on January 12, 2010.